120

08002785

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Torch River Resources Ltd.

*CURRENT ADDRESS Bankers Hall West Tower
Suite 1000, 888-3rd St. S.W.
Calgary, Alberta
Canada T2P 5C5

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 28 2008
THOMSON REUTERS

ILE NO. 82- 35200 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

? 14A (PROXY) ☐

OICF/BY: BBS

DAT : 5/23/08

Text only | Print

Part 3 Continuous Disclosure and Corporate Governance

Policy 3.1 Directors, Officers and Corporate Governance

Scope of Policy

This Policy describes the qualifications which must be met by directors and management of an Issuer and minimum corporate governance standards and corporate relations policies required to be implemented by all Issuers. This Policy is not an exhaustive statement of corporate governance requirements applicable to Issuers. It must be read in conjunction with applicable corporate and Securities Laws, including National Instrument 58-101 *Disclosure of Corporate Governance Practices*, National Policy 58-201 *Corporate Governance Guidelines* and Multilateral Instrument 52-110 *Audit Committees*.

The main headings in this Policy are:

1. Directors and Management—General
2. Directors and Management Qualifications
3. Transfer Agent, Registrar and Escrow Agent
4. Security Certificates
5. Dissemination of Information and Insider Trading
6. General Duty of Directors and Senior Officers
7. Unacceptable Trading
8. Corporate Power and Authority
9. Auditors
10. Financial Statements, MD & A and Certification
11. Shareholders' Meetings and Proxies
12. Shareholder Rights Plans
13. Proceeds from Distributions
14. Issuers with Head Office Outside Canada
15. Assessment of a Significant Connection to Ontario
16. Corporate Governance

1. Directors and Management—General

1.1

The directors and management of an Issuer are an important factor the Exchange considers in determining whether to accept the listing of an applicant Issuer's securities and whether an Issuer can continue to be listed on the Exchange.

1.2

Before the Exchange will approve the involvement of any Insider with an Issuer or accept the listing of any applicant Issuer, each Insider and each person providing Investor Relations Activities, promotion or market making services on behalf of the Issuer must submit to the Exchange a duly completed Personal Information Form (a "PIF") (Form 2A) or, if applicable, a Declaration (Form 2C1). In addition, the Exchange can require a PIF from other Persons involved with the Issuer. See Policy 3.2—*Filing Requirements and Continuous Disclosure*.

1.3

The Exchange can:

(a) prohibit an individual from serving as a director or officer of an Issuer or impose restrictions on any director or officer;

(b) request a Sponsor Report before it will accept the involvement of any Person as an Insider of an Issuer;

(c) require that Persons with appropriate public company and/or industry experience and a history of regulatory compliance be added to the board of directors or management of an Issuer or an applicant Issuer by a certain date; and

(d) require that one or more members of the board of directors or management of an Issuer complete a prescribed course relating to corporate governance for public companies.

1.4

The directors and management of every Issuer must familiarize themselves with applicable Exchange Requirements, corporate and Securities Law.

1.5

If, pursuant to this Policy, an individual is prohibited from acting as a director or senior officer of an Issuer, that individual must resign from his or her position with the Issuer immediately, and may be required to resign as a director or officer of other Issuers.

2. Directors and Management Qualifications

2.1 Directors

(a) Each Issuer must have at least three directors. At least one director must have expertise in the area of the Issuer's actual or proposed business.

(b) Each Issuer must have at least two directors who are neither employees, senior officers, Control Persons or management consultants of the Issuer, its Associates or Affiliates or sponsoring Member.

2.2 Director's Public Company Experience

(a) At least one member of the Issuer's board of directors must have satisfactory experience in operating and managing a public company. The Exchange will assess public company experience based on various factors, including:

(i) the number of boards on which the proposed director has served;

(ii) the length of time the proposed director was a director of the other issuers;

(iii) the stock exchange or market on which the other issuers' securities were traded;

(iv) whether any of the other issuers were inactive;

(v) any management position held by the proposed director with other issuers;

(vi) any Securities Laws or other regulatory violations or infractions by the proposed director or that other issuer while the proposed director was involved with it;

(vii) the financial success of that other issuer, including whether it demonstrated profitability or, if the other issuer was a resource exploration issuer, whether that other issuer satisfactorily completed its exploration and development programs;

(viii) the prudent and responsible business practices of that other issuer; and

(ix) whether the proposed director has satisfactorily completed one or more corporate governance or public company management courses acceptable to the Exchange for the purposes of fulfilling the public company/corporate governance experience requirement.

(b) The Exchange recommends that at least one independent board member and a minimum of two members of the board have satisfactory corporate governance experience.

2.3 Qualifications of Directors and Officers

(a) Every director and every officer must be a natural Person who is at least 18 years old and is the age of majority in the jurisdiction where he or she resides.

(b) Every director and officer must be qualified under the corporate and Securities Laws applicable to the Issuer to serve as a director or officer, as the case may be.

(c) The Chief Financial Officer of every Issuer must be financially literate, as defined by MI 52-110. See section 16.4(c).

2.4 Prohibitions on Directors and Officers

The following Persons cannot serve as directors or officers of an Issuer:

(a) a Person who has the status of an undischarged bankrupt or equivalent or is currently subject to proceedings under any bankruptcy, receivership, insolvency or consumer proposal legislation;

(b) a Person who has been found or declared by a court, tribunal or other body of competent jurisdiction, to be of unsound mind, mentally incapacitated or to be incapable of managing the Person's own financial affairs by reason of lack of mental capacity or mental infirmity;

(c) unless otherwise consented to in writing by the Exchange, a Person who has been subject to a Cease Trade Order, denial of exemption order or equivalent order or ruling by a securities regulatory authority for 12 consecutive months or more;

(d) unless otherwise consented to in writing by the Exchange, a Person who is subject to a consent order or decree, agreed statement of facts or similar documentation, entered into or issued by a stock exchange, self regulatory organization, securities regulatory body or court which currently places restrictions on that Person's ability to be a director, senior officer or Insider of a public company;

(e) a Person who is prohibited from serving as a director or senior officer by applicable corporate or Securities Laws;

(f) a Person who, under applicable Securities Laws or Exchange Requirements is restricted from acting as a director or officer of an Issuer by virtue of being, at that time, a director, officer or employee of a Member, a Participating Organization or a registrant under applicable Securities Laws or otherwise due to any conflicts of interest policy, rule or other instrument;

(g) unless otherwise consented to in writing by the Exchange, a Person whose registration has been cancelled under applicable Securities Laws, mortgage broker legislation, insurance sales licensing legislation, real estate broker or sales licensing legislation or commodity contract legislation;

(h) a Person who is currently subject to a Cease Trade Order, denial of exemption order or equivalent order or ruling by a securities regulatory authority;

(i) a Person who is currently incarcerated;

(j) unless otherwise consented to in writing by the Exchange, a Person who, since the age of majority, has been incarcerated in a penal institution for more than 12 consecutive months;

(k) any Person who has pled guilty to, been found guilty of, or been convicted of a criminal offence relating to fraud, breach of trust, embezzlement, forgery, bribery, perjury, money laundering, or any other offences that might reasonably bring into question that Person's integrity and suitability as a director or officer of a public company;

(l) a Person who is personally indebted to or subject to an unsatisfied or incomplete term of a sanction of the Exchange or any securities regulatory body; and

(m) any Person that the Exchange advises is unacceptable to serve as a director or senior officer of an Issuer.

2.5

In addition, where a prospective director or officer of an Issuer is subject to an investigation in relation to any matter that could result in an order, ruling, prohibition, conviction or other sanction being imposed against that director or officer, as contemplated under subsection 2.4, the Exchange may:

(a) permit such an individual to serve as a director or officer of the Issuer, subject to the satisfaction of such conditions, as the Exchange determines are necessary or required; or

(b) prohibit that individual from serving as a director or officer of the Issuer pending the final outcome of that investigation.

2.6 Management Experience

The management of an Issuer must demonstrate satisfactory industry specific technical and management experience. In determining whether management of an Issuer meets this requirement, the Exchange considers a number of factors, including for each officer or proposed officer:

(a) that Person's previous involvement with and commitment to other public and private issuers;

(b) the history of corporate and financial success of other issuers with which the Person has been involved;

(c) the management positions held by that Person with other issuers;

(d) any regulatory or Securities Laws violations or infractions by the individual or by other issuers with which that Person was involved;

(e) the financial success of that other issuer, including whether it demonstrated profitability or, if the other issuer was a resource exploration issuer, whether that issuer satisfactorily completed its exploration and development programs;

(f) the prudent and responsible business conduct and practices of that issuer; and

(g) the industry in which that other issuer was involved and the extent of experience obtained in the Issuer's or applicant Issuer's industry segment.

Each Issuer, other than an Inactive Issuer or a CPC, must have a Chief Executive Officer and a Chief Financial Officer who are not the same Person.

2.7 Filing Requirements

In order to determine the suitability of any director or officer, the Exchange requires particulars about the director or officer before he or she becomes involved with any Issuer. The Issuer must provide:

(a) resumes;

(b) Personal Information Forms or, if applicable, Declarations; and

(c) any other materials which the Exchange requests.

2.8 Lack of Information

The absence of evidence satisfactory to the Exchange of a positive legal and regulatory track record can constitute grounds for disqualification as a director or senior officer of an Issuer.

2.9 Refusal or Revocation of Exchange Acceptance

Where an Issuer has a Significant Connection to Ontario, the Exchange may refuse to grant Exchange Acceptance of any application relating to the acceptability of any director, officer or Insider, or revoke, amend or impose conditions in connection with a previous Exchange Acceptance of any such application, until such time as the Issuer has complied with a direction or requirement of the Exchange to make application or to become a reporting issuer in Ontario (See section 15, *Assessment of a Significant Connection to Ontario* of this Policy).

3. Transfer Agent, Registrar and Escrow Agent

3.1

Each Issuer must maintain a record of its current registered shareholders, a record of each allotment or issuance and a record of each transfer in the registered ownership of its securities. As these records are complex for a publicly traded company, an Issuer must appoint a registrar and transfer agent to perform these services. In making such appointment, an Issuer must comply with the corporate laws of its incorporating or continuing jurisdiction, which may impose specific requirements for transfer agents and registrars.

3.2

While its securities are listed on the Exchange, an Issuer must appoint and maintain a transfer agent and registrar with a principal office in one or more of Vancouver, British Columbia; Calgary, Alberta; Toronto, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

3.3

Except for those transfer agents that are listed in Appendix 3A, which have been previously approved as acceptable transfer agents by the Exchange, an applicant seeking to become an acceptable transfer agent under Appendix 3A must be a trust company in good standing under applicable legislation.

3.4

Each class of Listed Shares must be directly transferable at the Issuer's registrar and transfer agent.

4. Security Certificates

4.1 General

An Issuer shall have only one form of certificate for each class or series of Listed Shares. All certificates must conform with the requirements of the corporate and Securities Laws applicable to the Issuer.

4.2 Exchange Requirements

(a) All certificates for every class or series of Listed Shares must be printed in a manner acceptable to the Exchange by:

(i) a recognized bank note company or its affiliate or other security printer which has a contractual affiliation with a recognized bank note company, recognized for this purpose by the Exchange. The producing bank note company must at all times have possession and control of all dyes, rolls, plates and other engravings. All certificates must be produced on paper of an excellent grade of security paper, or:

(ii) a secured printer printing a form of generic certificate that complies with the requirements of the Security Transfer Association of Canada ("STAC"), as may be agreed to by the Exchange, from time to time.

(b) Issuers using bank note share certificates as contemplated under subsection (a)(i) have the option to continue using those certificates or they may use generic share certificates at any time. Issuers interested in using generic share certificates are encouraged to contact their transfer agent.

(c) Before a form of certificate can be used by an Issuer, the Exchange must receive and approve a model, proof or specimen of the certificates. Where the Issuer chooses to utilize generic certificates, the Issuer must also include a letter from its transfer agent confirming that the generic certificate provided, complies with STAC requirements. No change or alteration can be made to the form or design of a security certificate without the Exchange's prior acceptance.

(d) The face of all certificates for every class of Listed Shares must include:

(i) the "title" or corporate name of the Issuer printed clearly and prominently (a trade mark, trade name or logo may be used in addition to the corporate name but not in substitution for the corporate name);

(ii) a general or promissory text printed clearly and prominently;

(iii) a colour panel or panels, or a colour border;

(iv) a space to indicate ownership and denominations;

(v) an ISIN or CUSIP number in the upper right corner (obtained from the Canadian Depository for Securities Limited. See Policy 5.8—*Name Change, Share Consolidations and Splits*);

(vi) a prominent indication of the class and series of securities to which the certificate refers;

(vii) a transferability clause, indicating the cities where the certificates are transferable;

(viii) the name(s) of the Issuer's registrar(s) and transfer agent(s);

(ix) original or facsimile signatures of at least two officers or directors of the Issuer;

(x) a document control or serial number; and

(xi) if specifically requested by the Exchange, a vignette for an Industrial or Investment Issuer.

5. Dissemination of Information and Insider Trading

5.1 Dissemination of News

Each Issuer must disseminate news respecting Material Information in accordance with applicable Securities Laws and Exchange Requirements. Issuers listed on the Exchange must disseminate all news announcements respecting Material Information on a national basis and must retain the services of one or more acceptable news disseminators to ensure proper dissemination. See Policy 3.3—*Timely Disclosure* for further details on dissemination of news.

5.2 Procedures to be Adopted

The directors and senior officers of every Issuer must adopt and implement practices and procedures to:

(a) ensure that Material Information relating to the business and affairs of the Issuer is fully and properly publicly announced in a timely fashion;

(b) educate directors, management, employees and consultants with respect to the legal and regulatory restrictions on trading on undisclosed Material Information and the legal and regulatory implications of "tipping" and insider trading;

(c) restrict, control and monitor access to all Material Information relating to the business and affairs of the Issuer, its Associates and Affiliates, until any previously undisclosed Material Information is properly disseminated to the public; and

(d) require all Insiders and all other Persons in a "special relationship" (as defined in applicable Securities Laws) to the Issuer who have access to or might reasonably be believed to have access to undisclosed Material Information relating to the Issuer, to refrain from trading in the Issuer's securities until the Material Information has been properly disseminated to the public.

5.3

The board of directors and senior officers of an Issuer must not publish or direct the publication of any information that would constitute a misrepresentation under applicable Securities Laws, including any untrue statement of a Material Fact or an omission to state a Material Fact that is necessary to be stated for a statement not to be misleading. The board of directors and senior officers must not knowingly permit any employee or consultant to publish any information that would constitute a misrepresentation and should ensure that the Issuer has implemented adequate procedures to prevent dissemination of such material. Directors and senior officers are advised that posting information on the World Wide Web or participating in any chat group or similar group via the Internet is considered by the Exchange to constitute publication of information.

5.4

Each Insider must comply with the provisions of applicable corporate law and Securities Laws in relation to both insider trading restrictions and disclosure of trades by Insiders.

5.5

Each Control Person must comply with the provisions of applicable corporate and Securities Laws and Exchange Requirements with respect to advance notice of any sale or other disposition of any securities owned by the Control Person.

6. General Duty of Directors and Senior Officers

6.1

Each director and senior officer of an Issuer, in exercising their powers and discharging their duties must act honestly and in good faith with a view to the best interests of the Issuer. If a director is elected or appointed by the holders of a class or series of shares or by employees or creditors or a class thereof, the director can give special, but not exclusive consideration to the interests of those who elected or appointed them.

6.2

Each director and senior officer must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7. Unacceptable Trading

7.1

Public participation in any securities marketplace, to a great degree, depends upon the confidence of investors and potential investors in the fairness and integrity of the system of securities trading. Directors, senior officers and Insiders of an Issuer and Persons engaged in Investor Relations Activities or promotion and market-making activities for an Issuer are prohibited from engaging in abusive, manipulative or deceptive trading practices. Directors and senior officers of an Issuer should ensure that all Persons retained to act on behalf of the Issuer to provide investor relations, promotion or market-making services are aware of the provisions of applicable Securities Law and Exchange Requirements dealing with unacceptable trading practices. Directors and senior officers of an Issuer must advise the Exchange if they become aware that any Person is engaging in unacceptable practices with respect to trading in the securities of the Issuer. See also Policy 3.4—*Investor Relations, Promotional and Market-Making Activities*.

7.2

Without limiting the restrictions imposed by applicable Securities Law and other Exchange Requirements, activities that could reasonably be expected to create or result in a misleading appearance of trading activity in, or an artificial price for securities listed on the Exchange include:

(a) executing any transaction in a security, through the facilities of the Exchange, if the transaction does not involve a change in beneficial ownership;

(b) effecting, alone or with others, a transaction or series of transactions in a security for the purpose of inducing others to purchase or sell the same security or a related security;

(c) effecting, alone or with others, a transaction or series of transactions that has the effect of artificially raising, lowering or maintaining the bid or offering price of the security;

(d) entering one or more orders for the purchase or sale of a security that artificially raise, lower or maintain the bid or offering prices of the security;

(e) entering one or more orders for the purchase or sale of a security that could reasonably be expected to create an artificial appearance of investor participation in the market;

(f) executing, through the facilities of the Exchange, a prearranged transaction in a security that has the effect of creating a misleading appearance of active public trading or that has the effect of improperly excluding other market participants from the transaction;

(g) purchasing or making offers to purchase a security at successively higher prices, or selling or making offers to sell a security at successively lower prices, if the transactions or offers create a misleading appearance of trading or an artificial market price for the security;

(h) effecting, alone or with others, one or a series of transactions through the facilities of the Exchange where the purpose of the transaction is to defer payment for the security traded;

(i) entering an order to purchase a security without the ability and the bona fide intention to make the payments necessary to properly settle the transaction;

(j) entering an order to sell a security, except for a security sold short in accordance with applicable Securities Laws and Exchange Requirements, without the ability and the bona fide intention to deliver the security necessary to properly settle the transaction; and

(k) engaging, alone or with others, in any transaction, practice or scheme that unduly interferes with the normal forces of demand for, or supply of, a security or that artificially restricts the Public Float of a security in a way that could reasonably be expected to result in an artificial price for the security.

8. Corporate Power and Authority

8.1

Every Issuer must be validly incorporated or created and remain at all times a validly subsisting corporate entity pursuant to the laws of its incorporation or creation.

8.2

Every Issuer must have the corporate power and authority to carry on the business it conducts or proposes to conduct, be authorized and empowered to issue its securities to the public and to have its securities listed on the Exchange.

9. Auditors

9.1

Every Issuer must have an auditor that reports directly to the audit committee.

9.2

Subject to any additional requirements of applicable corporate law and following receipt and acceptance of a recommendation of the audit committee as to a proposed auditor, the board of directors must appoint an auditor and place before the Shareholders for consideration at each annual general meeting, the election or re-election of such auditor. An auditor must be elected or re-elected by Shareholders at the Issuer's annual general meeting.

9.3

Subject to section 9.4, the auditor must be a Person who is a member or a partnership whose partners are members, in good standing with the Canadian Institute of Chartered Accountants, or another Person acceptable to the applicable Securities Commission(s).

9.4

In addition to the requirement of subsection 9.3, where an Issuer is filing financial statements accompanied by an auditor's report pursuant to the continuous disclosure requirements of Securities Laws, that report must be prepared by a public accounting firm that is, at the date of the auditor's report, a participating audit firm, as defined by National Instrument 52-108 *Auditor Oversight*. Such firm must be in compliance with any restrictions or sanctions imposed by the Canadian Public Accountability Board.

9.5

If an Issuer wishes or is required to change its auditor, the Issuer must comply with National Instrument 51-102 *Continuous Disclosure Obligations*.

10. Financial Statements, MD & A and Certification

10.1

The board of directors of an Issuer must ensure that the Issuer prepares, files and disseminates annual audited financial statements, interim financial statements and annual and interim Management's Discussion and Analysis ("MD & A") in accordance with National Instrument 51-102 *Continuous Disclosure Obligations*.

10.2

The chief executive officer and the chief financial officer of the Issuer must certify the annual audited financial statements and the interim financial statements of the Issuer in accordance with Multilateral Instrument 52-109 *Certification of Disclosure in Issuers Annual and Interim Filings* ("MI 52-109"). Although MI 52-109 has not been adopted in British Columbia, upon listing, and in accordance with applicable Securities Laws, every Issuer becomes a reporting issuer in Alberta and British Columbia. As a consequence, since Alberta has adopted MI 52-109, the certification requirements of that instrument apply to every Issuer.

11. Shareholders' Meetings and Proxies

11.1

The board of directors of an Issuer must ensure that the Issuer holds an annual meeting of its Shareholders as required by Policy 3.2—*Filing Requirements and Continuous Disclosure*.

11.2

At each annual meeting of shareholders, the board of directors must:

(a) present the audited annual financial statements to the Shareholders for review;

(b) permit the Shareholders to vote on the appointment of an auditor; and

(c) permit the Shareholders to vote on the election of directors.

12. Shareholder Rights Plans

12.1

The Exchange neither endorses nor prohibits the adoption of shareholder rights plans in general or in connection with any particular take-over bid. Issuers implementing shareholder rights plans must comply with National Policy 62-202 *Take-over Bids—Defensive Tactics*.

12.2

Where a shareholder rights plan has been adopted after the announcement or commencement of a take-over bid, the Exchange will defer to a review of a shareholder rights plan after the appropriate Securities Commission(s) has determined whether it will intervene pursuant to National Policy 62-202.

12.3

If a shareholder rights plan is adopted at a time when the Issuer is not aware of any specific take-over bid for the Issuer that has been made or is contemplated, the Exchange will not generally object to the plan, provided that it is ratified by the Shareholders of the Issuer at a meeting held within six months following the adoption of the plan. Pending such shareholder ratification, the plan is allowed to be in effect so that its intent is not circumvented prior to the shareholder meeting. If the plan is not ratified by Shareholders within six months of its adoption, it must be cancelled.

12.4

Where a particular Shareholder is exempted from the operation of a plan, even though the Shareholder's percentage holding exceeds the plan's triggering ownership threshold, the Exchange will normally require that the plan be ratified by a vote of Shareholders that excludes the votes of the exempted Shareholder and its Associates, Affiliates and Insiders as well as by a vote that does not exclude such Shareholder.

12.5

Amendments to a shareholder rights plan must be filed with the Exchange. The Exchange may require the Issuer to receive Shareholder approval for the amendment.

12.6 Filing Requirements for a Shareholder Rights Plan

(a) Issuers proposing to implement a shareholders rights plan must file the following with the Exchange:

- (i) a draft of the proposed shareholders rights plan;
- (ii) a letter containing the following:
  - (A) a statement as to whether the Issuer is aware of any specific take-over bid for the Issuer that has been made or is contemplated, together with full details regarding any such bid;
  - (B) a description of any unusual features of the plan;
  - (C) a statement as to whether the plan treats any existing Shareholder differently from other Shareholders; and
  - (D) date that shareholder approval has been or will be obtained for the shareholder rights plan.
- (iii) the applicable fee.

(b) If an Issuer adopts a plan without pre-clearance from the Exchange, the Issuer must:

- (i) publicly announce the adoption of its plan as subject to regulatory acceptance; and
- (ii) as soon as possible, after the adoption of the plan, file with the Exchange a copy of the plan along with the letter described in section 12.6(a) above.

13. Proceeds from Distributions

13.1

Except to the extent disclosed in public disclosure documents required to be filed by Securities Law or Exchange Policy, the proceeds from any distribution of securities in Canada must be retained by the Issuer in Canada. Each Issuer must implement adequate internal controls to monitor and ensure compliance with this requirement.

14. Issuers with Head Office Outside Canada

14.1

Every Issuer whose head office is outside Canada must, as long as it is listed on the Exchange, appoint and maintain an address for service within Canada

and must agree to attorn to the laws of the Province of Alberta and the federal laws applicable in that province.

15. Assessment of a Significant Connection to Ontario

15.1

All Issuers, that are not otherwise reporting issuers in Ontario, are required to assess whether they have a Significant Connection to Ontario.

15.2

Where an Issuer, that is not otherwise a reporting issuer in Ontario, becomes aware that it has a Significant Connection to Ontario as a result of complying with subsection 15.1 above or otherwise, the Issuer is required to immediately notify the Exchange, and promptly make a bona fide application to the Ontario Securities Commission to be deemed a reporting issuer in Ontario. The Issuer must become a reporting issuer in Ontario within six months of becoming aware that it has a Significant Connection to Ontario.

15.3

All Issuers, that are not otherwise reporting issuers in Ontario, are required to assess on an annual basis, in connection with the preparation for mailing of their annual financial statements, whether they have a Significant Connection to Ontario. All Issuers must obtain and maintain for a period of three years after each annual review, evidence of the residency of the RHs and BHs of the Issuer.

15.4

If requested, Issuers must provide the Exchange with evidence of the residency of their NOBOs.

16. Corporate Governance

16.1 General

Since Issuers differ in size, industry, stage of development, and management experience, corporate governance for each Issuer will differ accordingly. While no prescribed set of corporate governance standards or practices will be appropriate for every Issuer, all Issuers must adopt corporate governance practices and processes that are appropriate to them.

16.2 Corporate Governance Practices

(a) In general, good corporate governance:

- (i) requires an effective system of accountability by management to the board and by the board to the securityholders,
- (ii) requires that information be made available and that decisions can be reviewed,
- (iii) ensures that the interests of all securityholders are protected, and
- (iv) ensures that the interests of minority securityholders are protected, where there is a significant securityholder.

(b) An Issuer should consult the guidelines in NP 58-201 in developing its own corporate governance practices.

16.3 Disclosure of Corporate Governance Practices

(a) An Issuer must disclose its corporate governance practices, as required by NI 58-101.

(b) A Tier 1 Issuer must disclose its corporate governance practices using the disclosure requirements in NI 58-101 that apply to issuers listed on the Toronto Stock Exchange.

16.4 Audit Committees

(a) The board of directors of an Issuer, after each annual securityholders' meeting, must appoint or re-appoint its audit committee.

(b) An Issuer must have an audit committee comprised of at least three directors, the majority of whom are not employees, Control Persons or officers of the Issuer or any of its Associates or Affiliates.

(c) The Chief Financial Officer of every Issuer must be financially literate, as defined by MI 52-110. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Issuer's financial statements.

(d) Although MI 52-110 has not been adopted in British Columbia, upon listing and, in accordance with applicable Securities Laws, every Issuer becomes a

reporting issuer in Alberta and British Columbia. As a consequence, since Alberta has adopted MI 52-110, the relevant provisions of that instrument apply to the audit committee of every Issuer.

16.5 Disclosure of Insider Interests

If directors or officers have an interest in a transaction or a proposed transaction involving an Issuer, the Issuer must ensure that any conflict of interest is dealt with appropriately. In addition to any requirements of applicable corporate law and Securities Laws, to minimize any conflict of interest:

(a) every director and senior officer must disclose either in writing to the board of directors or in person at the next directors' meeting, the nature and extent of any material interest they have in any material contract or proposed contract of the Issuer, as soon as the director or officer becomes aware of the agreement or the intention of the Issuer to consider or enter into the proposed agreement;

(b) the board of directors must implement procedures so that each material agreement or proposed agreement between the Issuer and any director or senior officer will be considered and approved by a majority of the disinterested directors; and

(c) the board of directors must implement procedures to ensure proper public dissemination is made of the material interest of any officer or director of the Issuer in any material agreement or proposed agreement between the Issuer and that director or senior officer. The majority of disinterested directors must consider the proper scope and nature of the disclosure.

16.6 Management Compensation

(a) The board of directors of each Issuer must adopt procedures to ensure that all employment, consulting or other compensation arrangements between the Issuer and any director or senior officer of the Issuer or between any subsidiary of the Issuer and any director or senior officer are considered and approved by independent directors.

(b) The Exchange generally considers golden parachutes, retirement bonuses and similar cash payments (other than reasonable severance payments) to be generally inappropriate for Issuers.

16.7 Disclosure of Management Compensation

(a) The Issuer must include the following disclosure in its interim MD&A unless it is included in its financial statements. The Issuer must also make this disclosure in its annual MD&A unless such disclosure is made in its financial statements, Annual Information Form or Information Circular.

(i) any standard compensation arrangements made directly or indirectly with directors and officers of the Issuer, for their services as directors or officers, or in any other capacity, from the Issuer and its subsidiaries during the most recently completed financial quarter. The disclosure must state the amounts paid and payable under the arrangements and must include any additional amounts payable for committee participation or special assignments;

(ii) any other arrangements under which directors and officers were directly or indirectly compensated for their services as directors and officers or in any other capacity from the Issuer and its subsidiaries during the most recently completed financial quarter. The disclosure must state the amounts paid and payable and the name of the director or officer; and

(iii) any arrangement relating to severance payments to be paid to directors and officers of the Issuer and its subsidiaries, entered into during the most recently completed financial quarter.

16.8 Entrenchment of Management

Issuers must not construct mechanisms that entrench existing management such as staggered elections of the board of directors or the election of a slate of directors if securityholders are not permitted to choose whether to elect the board as a slate (i.e., as a group in its entirety) or to elect directors individually.

16.9 Cheques

The signatures of two authorized Persons must be on every cheque issued by an Issuer.

Policy 3.2 Filing Requirements and Continuous Disclosure

Scope of Policy

This Policy describes continuous disclosure requirements applicable to every Issuer and identifies filing requirements that can arise in connection with transactions not specifically dealt with by other Exchange policies. Unless specifically exempted or modified by another Policy, an Issuer must comply with this Policy.

The main headings in this Policy are:

1. Financial Statements and Management Discussion & Analysis
2. Documents Required by Securities Laws
3. Shareholder Meetings

4. Business Acquisition Reports

5. Security Issuances, Treasury Orders and Legending of Hold Periods

6. Change in Management or Control

7. Personal Information Forms and Declarations

8. Material Agreements—Escrow/Pooling Arrangements

9. Changes in Constating Documents and Security Reclassifications (other than Name Changes, Stock Splits and Consolidations)

10. Change of Auditor or Change of Year End

11. Dividends

12. Redemption, Cancellation or Retirement of Listed Shares

13. Corporate Information and Shareholder Communication

14. Filing of Documents through SEDAR

15. Trading in U.S. Dollars

16. Tier 1 Issuers

1. Financial Statements and Management Discussion and Analysis

1.1

An Issuer must file annual and interim financial statements as well as annual and interim Management Discussion & Analysis ("MD & A") with the applicable Securities Commissions in accordance with National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"). These filings are not required to be made with the Exchange.

1.2

An Issuer must deliver the financial statements and MD & A referred to at subsection 1.1, in accordance with NI 51-102, to all its securityholders, regardless of the jurisdictions in which they reside.

2. Documents Required By Securities Laws

2.1

Other than financial statements and MD & A to be filed pursuant to Securities Laws requirements, every Issuer must file with the Exchange a copy of any document or agreement which pursuant to applicable Securities Laws, is filed with any Securities Commission or similar regulatory body or any other applicable stock exchange or market, including any material change report, notice of sale by a Control Person, early warning report, offering memorandum, take-over bid circular, director's circular or annual information form.

3. Shareholder Meetings

3.1

Every Issuer must hold an annual meeting of its Shareholders by the earlier of the time required by applicable corporate or securities legislation and 18 months after:

(a) the date of its incorporation; or

(b) the date of its certificate of amalgamation, in the case of an amalgamated Issuer,

and subsequently thereafter in each year not more than 15 months after its last preceding annual meeting of Shareholders or such earlier date as required by applicable corporate or Securities Laws.

3.2

Every Issuer must, concurrently with giving notice of a meeting of Shareholders, send a form of proxy and an information circular in the manner prescribed by Securities Laws to each holder of a Listed Share and each other Shareholder who is entitled to receive notice of the meeting whether or not they are resident in the jurisdiction in which the Issuer is a reporting Issuer. Every Issuer must comply with the requirements of applicable corporate and Securities Law governing proxies and Shareholder meetings.

3.3

Every Issuer must comply in all respects with the provisions of National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*, including all filing and notice deadlines therein.

3.4

Every Issuer must file with the Exchange a copy of each notice of meeting, form of proxy, information circular, or other document except for annual and interim financial statements, annual and interim MD & A and annual reports, provided to its Shareholders.

3.5

If a proposed transaction to be submitted to Shareholders for approval also requires the acceptance of the Exchange, the Issuer must obtain this acceptance before mailing the meeting materials to the Shareholders. If this is impracticable due to unavoidable time restrictions, the Exchange must be advised in advance of the proposed mailing, and the information circular must clearly state that the proposed transaction is subject to the acceptance of the Exchange (or regulatory approval), and that the Issuer will not proceed with the transaction if regulatory acceptance or approval is not obtained.

3.6

An Issuer which has adopted or proposes to adopt procedures which may have the effect of entrenching management should consult with the Exchange in advance and obtain prior Exchange Acceptance. See Policy 3.1—*Directors, Officers and Corporate Governance*.

4. Business Acquisition Reports

4.1

Subject to subsection 4.2, an Issuer effecting a significant acquisition, as that concept is defined in National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"), must file a business acquisition report ("BAR") prepared in accordance with NI 51-102F4 *Business Acquisition Report*, within 75 days after the date of the acquisition.

4.2

An Issuer will not be required to file a BAR if the Issuer files its own Information Circular or that of another Person or a Filing Statement prepared in accordance with Exchange Requirements and

(a) the Information Circular or Filing Statement, either:

(i) contains the information and financial statements prescribed by section 14.2 of Form 51-102F5 *Information Circular* concerning the acquisition of a business or related business, or

(ii) is an Information Circular or Filing Statement prepared in connection with a Qualifying Transaction, as prescribed by Policy 2.4 and the Issuer complies with Exchange Requirements in respect of the Qualifying Transaction;

(b) the date of the acquisition is within nine months of the date of the Information Circular or Filing Statement; and

(c) between the date of the Information Circular or Filing Statement and the date of the acquisition there has been no material change in the terms of the acquisition from that disclosed in the Information Circular or Filing Statement.

5. Security Issuances, Treasury Orders and Legending of Hold Periods

5.1 Security Issuances

Unless specifically provided for in Exchange Requirements, an Issuer must not issue securities without the prior acceptance of the Exchange.

5.2 Treasury Orders—General

(a) Every Issuer must require that its transfer agent provide to the Exchange, within five business days following the issuance of any securities, a copy of the applicable treasury order.

(b) Each treasury order and reservation order submitted to the Issuer's transfer agent must contain the following information:

(i) the date of the treasury order;

(ii) the name and municipality of the transfer agent;

(iii) full particulars of the number and type of securities being issued or reserved for issuance;

(iv) the issue price per security or the deemed issue price;

(v) the balance of issued shares of the Issuer following the issuance;

(vi) the names and addresses of all parties to whom the securities are being issued or are reserved for issuance;

(vii) the date of the applicable Exchange Acceptance of the application for issuance of such securities and, if applicable, the Exchange application/file number;

(viii) for a treasury order, confirmation that the Issuer has received full payment for the securities and that the securities are validly issued as fully paid and non-assessable;

(ix) instructions that the wording of any legend required by applicable Securities Law or by section 5.3 of this Policy be imprinted on the face of the certificate (or if the face of the certificate has insufficient space, on the back of the certificate with a reference on the face of the certificate to the legend); and

(x) the legend required by section 5.3.

(c) Every treasury order must be signed by at least two directors or senior officers of the Issuer. The names and titles of each signatory must be printed beneath their respective signatures.

5.3 Hold Period Legends

(a) The Exchange legend requirement applies except in the case of securities issued in a Prospectus offering, qualified by Prospectus, issued under a securities exchange take-over bid or pursuant to an amalgamation, merger or other statutory procedure. Each Issuer must ensure that all other securities issued from treasury are represented by a certificate, which must bear an Exchange legend stating:

> "Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date]."

(b) The date to be inserted in the legend will be the date following the fourth month after the distribution date, except in the case of:

(i) stock options granted pursuant to Policy 4.4, where the date will be the date following the fourth month after the grant of the option.

(c) For securities which are convertible, exercisable or exchangeable into Listed Shares, the legend must be modified to indicate that the Resale Restriction also applies to the underlying Listed Shares and that the hold period will continue, in either case, until the date following the fourth month after the initial distribution date of the convertible, exercisable or exchangeable security.

(d) The Exchange legending requirement is in addition to, and does not replace any Resale Restrictions imposed by Securities Law, including any legending of the security certificate. The Exchange hold period will run concurrently with a hold period under Securities Law but may commence at a different time than under Securities Law.

5.4 Trading of Legended Shares

Legended shares are generally not permitted to trade, however the Exchange may consider applications to trade legended shares where Listed Shares bearing a legend trade as a separately listed class of shares with a special symbol to identify the shares as legended (e.g. "ABC.S" for Regulation S legended shares). Legended Listed Shares may trade separately under the special symbol from Listed Shares of the same class of the Issuer that are not legended, or legended Listed Shares may be the only shares of the Issuer listed on the Exchange. The number of legended shares in a class of shares and the nature of the legend will determine whether the legended shares will be listed. If legended shares are not listed, then they are not good settlement for trades of unlegended Listed Shares until the legend is removed.

6. Change in Management or Control

6.1

An Issuer must not agree to be party to a Change of Control or any transactions that may reasonably be expected to result in a Change of Control unless the agreement is made subject to Exchange Acceptance.

6.2

In certain circumstances, a Change of Control may form part of a Reactivation, Reorganization, Change of Business or Reverse Take-Over, in which case the Issuer must comply with all of the requirements of the applicable policies. See Policy 2.6—*Inactive Issuers and Reactivation* and Policy 5.2—*Changes of Business and Reverse Take-Overs*.

6.3

When an agreement in principle is reached (or as soon as the Issuer becomes aware that an agreement in principle reasonably appears to have been reached) which will result or may reasonably be expected to result in a Change of Control of the Issuer, or when any event occurs which will result in the addition to or removal from the board of directors or management of any individuals, the Issuer must issue a news release, which complies in all respects with Policy 3.3—*Timely Disclosure*, describing:

(a) the transaction(s) resulting in the Change of Control; or

(b) the transactions resulting in any Change of Management and identifying each Person who has ceased to act as director or senior officer, including the position previously held by that Person and identifying any Person who will be appointed or elected to a new position as a director or senior officer of the Issuer, including the position to be held and a brief description of such Person's background and experience; and

file with the Exchange a letter notice describing the proposed transaction.

6.4

Before the Exchange will accept any Change of Control or a Change of Management, the Exchange can require certain supporting documents to be filed, including any or all of the following:

(a) evidence of (disinterested) Shareholder approval;

(b) a Sponsor Report;

(c) a disclosure document such as an Information Circular, Filing Statement or any other document prescribed by the Exchange; and

(d) Personal Information Forms or, if applicable, Declarations.

6.5

The Exchange can also require a trading halt to provide time for dissemination of information. See section 7 for the requirement to submit Personal Information Forms.

7. Personal Information Forms and Declarations

7.1

Subject to section 7.7, a duly completed Personal Information Form ("PIF") (Form 2A), must be submitted to the Exchange before:

(a) the Exchange will accept the involvement of any Person with an Issuer in the capacity of an Insider; or

(b) any Person can perform Investor Relations Activities for an Issuer.

7.2

An Issuer must immediately advise the Exchange when any director or senior officer of the Issuer or any Person engaging in Investor Relations Activities on its behalf is added or removed.

7.3

A new PIF must be filed where a material change has occurred in respect of sections 6, 7, 8 or 9 of the PIF.

7.4

In its discretion and at any time, the Exchange can require an updated duly completed PIF for any Person involved with an Issuer.

7.5

If a PIF is requested by the Exchange from a Person who is not an individual, a PIF must be submitted for each Insider of that non-individual entity.

7.6

Acceptance for filing by the Exchange of a PIF does not constitute Exchange Acceptance of the proposed Person.

7.7

A duly completed Declaration (Form 2C1) may be submitted to the Exchange, in lieu of a PIF, where:

(a) a Person has filed a PIF within the 36 month period prior to the filing of the Declaration, with either the Exchange or the Toronto Stock Exchange, and

(b) the information in that PIF has not changed.

8. Material Agreements—Escrow/Pooling Arrangements

8.1 General—Material Agreements

Each Issuer must promptly notify the Exchange by letter notice of any material agreement to be entered into or terminated and, if requested by the Exchange, must provide a copy of the agreement and other requested documents or information. If the agreement or termination of the agreement constitutes a Material Change, the Issuer must issue a news release pursuant to applicable Securities Laws and Policy 3.3—*Timely Disclosure*.

8.2

Material agreements include agreements required to be filed pursuant to the policies in this Manual, as well as any other material agreements not exempted by a specific policy, including:

(a) any agreement to issue shares or other securities;

(b) any agreement to enter into any management contract, investor relations agreement, service agreement not in the normal course of business, and any non-arm's length transaction;

(c) any capital reorganization;

(d) any acquisition or disposition of the Company's own securities;

(e) any change in the beneficial ownership of the shares or other securities of the Company which may materially affect the control of the Company;

(f) any loan or advance of funds to any Person;

(g) any change in the undertaking of the Company;

(h) any mortgaging, hypothecating or charging in any way of the Company's assets; and

(i) the establishment of a special relationship with a registrant.

8.3 Escrow or Pooling Agreements

Each Issuer which is or becomes aware of any private agreement(s) by any one or more of its Shareholder(s) to voluntarily escrow or pool any of the Issuer's securities must promptly disclose to the Exchange the existence of the agreement and if material to investors, must disclose the existence of such an agreement to its Shareholders as required by applicable Securities Laws.

8.4

Upon receiving notice from the Issuer, the Exchange may accept or reject the terms of the material agreement.

9. Changes in Constating Documents and Security Reclassifications (other than Name Changes, Stock Splits and Consolidations)

9.1

An Issuer must not implement a security reclassification or an amendment to its articles, by-laws, memorandum or other constating documents until it has received conditional acceptance from the Exchange.

9.2

The Issuer must file all documents requested by the Exchange, before or in connection with granting conditional acceptance, including:

(a) one copy of the applicable provisions of the Information Circular (draft or final) which has been or will be sent to the Issuer's Shareholders in connection with the approval of the reclassification or amendment; and

(b) a draft copy of the revised articles, by laws, memorandum or constating documents.

9.3

As soon as possible after effecting the amendment, the Issuer must file:

(a) an opinion of counsel that all the necessary steps have been taken to validly effect the amendment or security reclassification in accordance with applicable law;

(b) a new definitive specimen(s) or over-printed share certificate(s) with the ISIN or CUSIP number imprinted thereon, and in the case of a generic certificate, the specimen certificate must be accompanied by a letter from the transfer agent confirming that the generic certificate complies with the requirements of the Security Transfer Association of Canada;

(c) a copy of the letter of transmittal to be sent to Shareholders, if applicable; and

(d) the fee prescribed by Policy 1.3—*Schedule of Fees*.

10. Change of Auditor or Change of Year End

10.1

Where an Issuer proposes to change its auditor or its fiscal year end, it must comply with the applicable provisions in this regard, as found in National Instrument 51-102 *Continuous Disclosure Obligations*. This includes complying with all notification requirements and all applicable filing and notification deadlines prescribed therein. See NI 51-102 *Continuous Disclosure Obligations*.

11. Dividends

11.1

For the purposes of Exchange requirements, "dividends" also includes distributions of listed securities other than shares, such as units, to Shareholders.

11.2

All Issuers declaring a dividend on Listed Shares must promptly notify the Exchange as soon as the dividend is declared, by filing a Dividend /Distribution Declaration (Form 3E) or a news release containing the same information that is prescribed by Form 3E, with the Exchange via fax or e-mail, at least seven trading days in advance of the dividend record date. For contact information respecting the filing of Form 3E or the equivalent press release, Issuers are referred to Form 3E.

11.3

Listed Shares will commence trading on an ex-dividend basis at the opening of trading on the date which is two trading days prior to the record date for the dividend. For example, if the record date for a dividend is a Friday, the shares will commence trading on an ex-dividend basis on the preceding Wednesday (in the absence of statutory holidays.)

11.4

Where issuers fail to follow the above noted procedure, and as a result, a dispute arises over who is entitled to the payment of the dividend, the Issuer will be liable for the dividend claims made by both the buyers and the sellers of the shares involved.

11.5

The declaration of a dividend for any class of Listed Shares is a Material Change in the affairs of the Issuer and requires the issuance of a news release in accordance with the provisions of Policy 3.3—*Timely Disclosure*.

11.6

A news release issued with respect to a dividend declaration must set out, at a minimum, the following information:

(a) the Issuer's name;

(b) the class of securities on which the dividend is to be paid;

(c) the amount payable per security;

(d) the record date; and

(e) the dividend period (e.g. quarterly, semi-annually, special).

11.7

If a dividend involves the issuance of securities (i.e., a stock dividend), the Issuer must apply to list any additional securities issued by way of dividend and must provide for any fractional securities resulting from the dividend.

12. Redemption, Cancellation or Retirement of Listed Shares

12.1

An Issuer must notify the Exchange promptly of any corporate or other action which results or may result in the redemption, cancellation or retirement, in whole or in part, of any of its Listed Shares or any security convertible into Listed Shares.

12.2

The redemption, cancellation or retirement of any Listed Shares is a Material Change and requires the issuance of a news release in accordance with Policy 3.3—*Timely Disclosure.*

13. Corporate Information and Shareholder Communication

13.1

While listed on the Exchange, an Issuer must maintain and ensure that the Exchange is provided with a current address, telephone number, contact person's name and if applicable, facsimile or telecopier number, e-mail address and internet website to which all Shareholder and public inquiries and Exchange communication can be directed.

13.2

An Issuer must file with the Exchange a copy of any materials of any kind, except for annual and interim financial statements, annual and interim MD & A and annual reports, which are sent or provided to the Issuer's Shareholders or the public at the same time those materials are delivered to the Shareholders or the public.

14. Filing of Documents through SEDAR

14.1

In this section, "common filings" means any documents which must be filed by an Issuer with both the Exchange and the applicable Securities Commission(s) and includes:

- Prospectuses;
- Exchange Vetted Prospectuses;
- Short Form Offering Documents;
- notices of Shareholder meetings and all related materials;
- management proxy circulars;
- Information Circulars;
- business acquisition reports;
- issuer bid and take-over bid circulars;
- rights offering circulars;
- Material Change Reports; and
- all supporting materials submitted with or in connection with the above documents.

14.2

An Issuer can submit any common filing to the Exchange by the System for Electronic Document Analysis and Retrieval ("SEDAR"). In effecting a filing with the Exchange, on the SEDAR system, filers must select "TSX Venture Exchange" as a recipient. The recipient categories of "Canadian Venture Exchange-BC" or "Canadian Venture Exchange-AB" are no longer relevant and must not be used.

14.3

All filings done by SEDAR must comply in all respects with National Instrument 13-101 and the SEDAR Filers Manual. Copies of the SEDAR Filers Manual can be obtained by contacting the SEDAR Helpdesk at 1-800-219-5381 or by downloading from the SEDAR Rules and Forms page of the About SEDAR section of the SEDAR internet website (www.sedar.com).

14.4

For certain common filings, such as Prospectuses, an individual must manually execute a Certificate of Authentication (SEDAR Form 6) to verify his or her electronic signature. Every Certificate of Authentication must be filed with CDS Inc. within three days after the date the electronic filing of the document was made through SEDAR.

14.5

All documents filed through SEDAR must use the SEDAR software and be in the appropriate electronic format, which currently is limited to Adobe Acrobat PDF.

14.6

Exchange fees for SEDAR filings may be paid electronically through SEDAR, although payment in this form is not mandatory.

14.7

Except in relation to a CPC Prospectus filing, correspondence from the Exchange to the Issuer will not be sent through SEDAR. The current system of fax and/or mail delivery directly to the Issuer or its counsel will continue for any applications filed by SEDAR.

14.8

Further information regarding SEDAR may be obtained:

- by contacting the SEDAR helpdesk at 1-800-219-5381; and
- by accessing the SEDAR web site (www.sedar.com).

14.9

All public information filed and stored on SEDAR can be accessed:

- directly through the SEDAR interface by becoming a SEDAR subscriber;
- via the SEDAR website (www.sedar.com) on the next business day; or
- through traditional data vendors.

15. Trading in U.S. Dollars

15.1

In order to list a security to trade in US dollars or to switch a class of Listed Shares trading in Canadian dollars to trade in US dollars, an Issuer must apply to the Exchange and provide a description of the Issuer and its US operations, a description of how it has been complying with US securities laws (for example, registration status under the Securities Act of 1933, Regulation S and the Securities and Exchange Act of 1934, the name of its US securities counsel and information about his or her firm) and an estimate of the percentage of US Shareholders. Applications will be considered on a case by case basis by the Exchange.

15.2

If the Issuer is accepted for US dollar trading, the Exchange will assign a .U suffix to the trading symbol of the Listed Shares that will trade in US dollars. There is no requirement to change the ISIN or CUSIP number, as applicable, or the security code.

15.3

The Exchange must give at least three weeks' notice to the clearing and settlement agency before the effective date to switch Listed Shares trading in Canadian dollars to US dollars. The Exchange will also issue an Exchange Bulletin 11 trading days before the effective date, announcing a cash trade period of 10 trading days before the switch to US dollar trading. The Exchange will issue a second Exchange Bulletin on the trading day before the effective date.

15.4

For new listings, the 10 trading day cash trade period is not required; however, the applicant Issuer should request trading in US dollars early in the listing application process so consideration of this matter does not delay listing.

16. Tier 1 Issuers

16.1

The Exchange will permit Tier 1 Issuers to comply with the policies of The Toronto Stock Exchange relating to substantive matters such as pricing, Shareholder approval and disclosure, in regards to transactions filed with the Exchange if the Tier 1 Issuer requests an exemption from the applicable Exchange Policy and confirms that it will comply with the policies of The Toronto Stock Exchange. Such Issuers, however, must file their submissions to the Exchange in accordance with the Forms and filing requirements in Exchange Policy where applicable.

Policy 3.3 Timely Disclosure

Scope of Policy

Timely disclosure of Material Information is an integral part of an Issuer's proper corporate governance procedures. It is therefore discussed throughout this Manual in relation to specific transactions. This Policy sets out the general disclosure requirements for all Material Information.

The main headings in this Policy are:

1. Introduction
2. Disclosure of Material Information
3. Timing of Disclosure
4. Filing—Pre-Notification to RS
5. Dissemination
6. Content of News Releases
7. Trading Halts
8. Unusual Market Activity
9. Confidential Information

1. Introduction

1.1

One of the underlying principles of Exchange policy and Securities Laws is that all investors must have equal access to Material Information about an Issuer in order to make informed and reasoned investment decisions.

1.2

To maintain a listing on the Exchange, every Issuer must make ongoing timely and continuous disclosure and keep the Exchange informed of both routine and unusual events and information regarding its business, operations and affairs. Effective March 1, 2001, the Exchange has retained Market Regulation Services Inc. ("RS") as its regulation service provider in accordance with National Instrument 23-101—*Marketplace Operation*, and to act as its agent in connection with the monitoring of Issuers' timely and continuous disclosure and administering the relevant Exchange policies and procedures related to this policy.

1.3

This Policy is not an exhaustive statement of the timely and continuous disclosure requirements applicable to Issuers and must be read in conjunction with all other Exchange Requirements and Securities Laws, including National Policy 40—*Timely Disclosure* or any successor instrument.

2. Disclosure of Material Information

2.1

Material Information consists of both Material Facts and Material Changes relating to the business and affairs of an Issuer. In addition to Material Information, trading on the Exchange is sometimes affected by the existence of rumours and speculation. Where this is the case, RS may require that an announcement be made by the Issuer to confirm whether or not such rumours and speculation are factual.

2.2

The market price of an Issuer's Listed Shares may be affected not only by information concerning the Issuer's business and affairs, out also by factors directly relating to the Listed Shares themselves. For example, changes in an Issuer's issued capital; stock splits, redemptions and dividend decisions may all affect the market price of its Listed Shares, and thus may constitute Material Information.

2.3

Issuers are not required to interpret the impact of external political, economic and social developments on their affairs, but if the external development can reasonably be expected to have or has had a direct effect on their business and affairs that is both material in the sense outlined above and uncharacteristic of the effect generally experienced as a result of that development by other Companies engaged in the same business or industry, Issuers are urged, where practical, to explain the particular impact on them. For example, a change in government policy that affects most Companies in a particular industry does not require an announcement, but if it affects only one or a few Companies in a material way, an announcement should be made.

2.4

It is the responsibility of each Issuer to determine what information is material according to the above definition in the context of its own affairs. The materiality of information may vary from one Issuer to another according to the size of its profits, assets and capitalization, the nature of its operations and many other factors. An event that is significant or major in the context of a Tier 2 Issuer's business and affairs may not be material to a Tier 1 Issuer. The Issuer itself is in the best position to apply the concept of Material Information to its own unique circumstances. The Exchange recognizes that decisions on disclosure require careful subjective judgments, and encourages Issuers to consult with RS when in doubt as to whether disclosure should be made.

2.5

Without limiting the concept of Material Information above, the following events are deemed to be material in nature and require immediate disclosure in accordance with this Policy:

(a) any issuance of securities by way of statutory exemption or Prospectus;

(b) any change in the beneficial ownership of the Issuer's securities that affects or is likely to affect the control of the Issuer;

(c) any change of name, capital reorganization, merger or amalgamation;

(d) a take-over bid, issuer bid or insider bid;

(e) any significant acquisition or disposition of assets, property or joint venture interests;

(f) any stock split, share consolidation, stock dividend, exchange, redemption or other change in capital structure;

(g) the borrowing or lending of a significant amount of funds or any mortgaging, hypothecating or encumbering in any way of any of the Issuer's assets;

(h) any acquisition or disposition of the Issuer's own securities;

(i) the development of a new product or any development which affects the Issuer's resources, technology, products or markets;

(j) the entering into or loss of a significant contract;

(k) firm evidence of a significant increase or decrease in near-term earnings prospects;

(l) a significant change in capital investment plans or corporate objectives;

(m) any change in the board of directors or senior officers;

(n) significant litigation;

(o) a significant labour dispute or a dispute with a major contractor or supplier;

(p) a Reverse Take-Over, Change of Business or other Material Information relating to the business, operations or assets of the Issuer;

(q) an event of default under a financing or other agreement;

(r) a declaration or omission of dividends (either securities or cash);

(s) a call of securities for redemption;

(t) the results of any asset or property development, discovery or exploration by a Mining or Oil and Gas Issuer, whether positive or negative;

(u) any oral or written agreement to enter into any management contract, investor relations agreement, service agreement not in the normal course of business, or Related Party Transaction, including a transaction involving Non Arms Length Parties;

(v) any amendment, termination, extension or failure to renew a renewable agreement for the provision of any service listed in section (u) above;

(w) the establishment of any special relationship or arrangement with a Member or other registrant;

(x) any movement by an Issuer between Tiers; and

(y) designation or removal by the Exchange of an Issuer's Inactive status.

3. Timing of Disclosure

3.1

Subject to pre-notification of RS as outlined in Part 4 below, an Issuer must disclose Material Information concerning its business and affairs as soon as possible after the Issuer becomes aware of the existence of Material Information.

3.2

While the policy of the Exchange is that all Material Information must be released immediately, subject to pre-notification of RS, the Issuer must exercise judgment as to the timing, propriety and content of any news release concerning corporate developments.

3.3

RS has the responsibility of receiving all timely disclosure news releases from Issuers. The overriding rule is that significant announcements are required to be released immediately. Issuers are encouraged to seek assistance and direction from RS as to whether an announcement should be released and whether trading in the issuers' securities should be halted for the dissemination of an announcement. An announcement of an intention to proceed with a transaction or activity should not be made unless the Issuer has the ability to carry out the intent (although proceeding may be subject to contingencies) and a decision has been made to proceed with the transaction or activity by the board of directors of the Issuer, or by senior management with the expectation of concurrence from the board of directors. Disclosure of corporate developments must be handled carefully and requires the exercise of judgment by the Issuer and its management as to the timing of an announcement of Material Information, since either premature or late disclosure may result in damage to the reputation of the Issuer and/or the market.

3.4

The Exchange may require that the Issuer issue a further news release dealing with the status of a previously announced transaction if the Exchange has not received the required documentation from the Issuer within 45 days after the announcement, or the transaction has not closed within 90 days after the announcement.

4. Filing—Pre-Notification to RS

4.1

Regardless of when an announcement involving Material Information is released, RS will require the pre-filing of news releases with RS prior to dissemination to the public in the following instances:

- Reverse Take-Overs, Changes of Business or other reorganizations;
- Major Transactions, including corporate acquisitions or dispositions;
- Change of control;
- Future oriented financial information or other operating projections; and
- Disclosure of mineral reserves/resources or oil and gas reserves.

RS must be advised of the content of any news release relating to the foregoing matters and must be supplied with a copy of any news release relating to these matters in advance of its release. RS must also be advised of the proposed method of dissemination.

4.2

RS must be advised in advance, by telephone at (604) 643-6505 if an announcement is ready to be made during trading hours and submission of a written copy of the release should follow.

4.3

Where an announcement is to be released after the Exchange has closed, RS should be advised before trading opens on the next trading day.

4.4

Copies of news releases must be faxed to RS at (604) 602-6986.

4.5

Issuers may be required to submit supporting documents with the news release.

4.6

Each Issuer must also comply in all respects with the Securities Laws applicable to continuous disclosure and filing material change reports. Material change reports must also be filed with the Exchange and RS.

4.7

Where RS or the Exchange have had concerns respecting an Issuer's previous disclosure practices, RS or the Exchange may require an Issuer to submit all news releases to RS for review prior to public dissemination.

5. Dissemination

5.1

The objective of timely disclosure is to achieve prompt, simultaneous and thorough dissemination of Material Information so that investors are, as far as possible, placed on an equal footing.

5.2

News releases must be transmitted to the media by the quickest possible method and in a manner that provides for wide and simultaneous dissemination. Each news release must be distributed to news dissemination services that disseminate the full text of news releases without editing, and that distribute financial news nationally, to the financial press and to daily newspapers that provide regular coverage of financial news and events.

5.3

Appendix 3C lists Commercial News Disseminators and publications that are available to Issuers. The Exchange does not recommend any particular service or publication and the list is purely for informational purposes. To provide Issuers with guidance in choosing a particular service or publication, the Exchange offers the following comments:

(a) Commercial News Disseminators guarantee transmission of corporate news releases to an identified network of recipients, usually on a fee-for-service basis. The technology employed is speedy, but the Issuer using the service must ensure that it is satisfied with the scope of the distribution network offered.

(b) Where trading has been halted pending dissemination of a news release disclosing Material Information, the release must be carried by at least one of the Commercial News Disseminators identified in Appendix 3C. This requirement is to minimize the period of the trading halt (usually no more than 2 hours) and to ensure that the news release has been disseminated through the chosen disseminator's network.

5.4

If a Commercial News Disseminator is not among the services employed in disseminating a news release and RS notes unusual activity in the Issuer's securities, a trading halt for a long period (one or more days) may be imposed in order to permit adequate dissemination of the news release. In addition, if an Issuer does not disseminate news releases properly, it reflects poorly on the suitability of the Issuer's directors and senior officers and action may be taken by the Exchange.

5.5

For consistency of exposure, when an Issuer releases follow-up information relevant to an earlier news release, either the same or greater (but not lesser) coverage must be employed.

5.6

Issuers should be aware that there is a delay from the time a news release is delivered to the Commercial News Disseminator, to the time it is actually disseminated. Issuers should therefore refrain from faxing news releases or otherwise reporting Material Information to others until they have ensured that the news release has been properly disseminated. For example, a news release should not be faxed to a contact list at the same time that it is being faxed to the Commercial News Disseminator.

5.7

Initial disclosure of Material Information should always be accomplished by the issuance of a news release. Issuers that distribute brochures, pamphlets, etc., which contain Material Information that has been previously disclosed should ensure that the content of these documents conforms to the disclosure principles established in this Policy. The Issuer should therefore ensure that these documents do not contain Material Information that has not already been disclosed through a news release.

5.8

An Issuer that wishes to disclose Material Information during a news conference should ensure that the principle of all investors having equal access to this Material Information is respected.

6. Content Of News Releases

6.1

Announcements of Material Information should be factual and balanced, neither over-emphasizing favourable news nor under-emphasizing unfavourable news. Material Information that constitutes unfavourable news must be disclosed just as promptly and completely as material favourable news. It is appreciated that it may not be practical to include in a news release the level of detail that would be included in a prospectus or similar disclosure document. However, news releases must contain sufficient detail to enable investors to make informed investment decisions.

6.2

All news releases must include the name of an officer or director of the Issuer who is responsible for the announcement, together with the Issuer's telephone number. The Issuer may also include the name and telephone number of an additional contact person. Additional guidelines for news releases are set out in Appendix 3E to this Policy.

6.3

A news release must not contain estimates of potential reserves of oil and gas nor disclose mineral reserves without the prior consent of RS. Mining Issuers must comply with National Instrument 43-101—*Standards of Disclosure for Mineral Exploration and Development and Mining Properties* and the Exchange standards that are set out in the Mining Standards Guidelines in Appendix 3F.

6.4

Any Issuer which fails to comply with any provision of this Policy may be subject to a trading halt of its securities without prior notice to the Issuer until the matters in question are clarified.

6.5

The responsibility for the adequacy and accuracy of the content of news releases rests with the directors of an Issuer. All news releases must contain the following statement in a prominent location:

> *"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."*

7. Trading Halts

7.1

This section deals with trading halts in relation to timely disclosure in general. The process and duration of halts for specific transactions are dealt with in the policies dealing with those transactions. In addition, Policy 2.9—*Trading Halts, Suspensions and Delisting* provides a detailed discussion of trading halts.

7.2

A halt in trading does not reflect on the reputation of management of an Issuer or the quality of its securities. Indeed, trading halts for Material Information announcements by the Issuer are considered a normal occurrence and for the benefit of the public.

7.3

Depending on the nature and timing of the news release, RS may determine that a halt in trading occur until the news release is reviewed and disseminated appropriately. If an announcement is to be made during trading hours, trading in the Listed Shares of an Issuer may be halted until the announcement is made public and disseminated. RS will determine the amount of time necessary for dissemination in a particular case, based on the significance and complexity of the announcement.

7.4

Trading will normally be halted if:

(a) the Issuer requests a halt before dissemination of a news release announcing Material Information during trading that may immediately affect the value or price of the Issuer's Listed Shares. RS must be advised of the Material Information and halt request as soon as possible, by phone, so that it can consider whether to halt trading pending receipt and dissemination of the news release. Management of the Issuer should consult with RS in order to assess the expected impact of any announcement that might justify a temporary halt in trading; and

(b) unusual trading suggests that important information regarding Material Information is selectively available. RS may require that the Issuer either disseminate an initial news release if it has not yet done so, or issue a further news release to rectify the situation.

7.5

It is not appropriate for an Issuer to request a trading halt if a material announcement is not going to be made forthwith. When an Issuer (or its advisers) requests a trading halt pending an announcement, the Issuer must provide assurance to RS that an announcement is imminent. The nature of this announcement and the current status of events must be disclosed to RS, so that RS may assess the need for and appropriate duration of a trading halt.

7.6

A trading halt may be changed to a suspension if over a reasonable time, (usually ten trading days) the reason for the halt is not addressed.

7.7

RS co-ordinates trading halts with other exchanges and markets when an Issuer's securities are listed or traded elsewhere. A convention exists among exchanges and Nasdaq that trading in an interlisted security will be halted and resumed at the same time in each market. Failure to notify RS in advance of an announcement could disrupt this system.

8. Unusual Market Activity

8.1

Where unusual trading activity takes place in Listed Shares, RS attempts to determine the specific cause of that activity. If the specific cause cannot be determined immediately, the Issuer's management will be contacted. If this contact results in a determination by RS that a news release is required, the Issuer will be asked to make an immediate announcement. If the Issuer is unaware of any undisclosed development, RS will continue to monitor trading and may request the Issuer to issue a statement that it is not aware of any undisclosed developments that would account for the unusual trading pattern or activity.

8.2

Unusual market activity is often caused by the presence of rumours. Prompt clarification or denial of rumours through a news release is the most effective manner of rectifying this type of situation. A trading halt can be instituted pending a "no corporate developments" statement from the Issuer. If a rumour is correct in whole or in part, immediate disclosure of the relevant Material Information must be made by the Issuer and a trading halt will be imposed pending release and dissemination of the information.

9. Confidential Information

9.1

In isolated and restricted circumstances, and in accordance with applicable Securities Laws, disclosure of Material Information concerning the business and affairs of an Issuer may be delayed and kept confidential temporarily if immediate release of the information would be unduly detrimental to the interests of the Issuer.

9.2

It is the policy of the Exchange that the withholding of Material Information on the basis that disclosure would be unduly detrimental to the Issuer, must be infrequent and can only be justified where the potential harm to the Issuer or investors caused by immediate disclosure can reasonably be considered to outweigh the undesirable consequences of delaying disclosure, keeping in mind at all times the Exchange's policy of immediate disclosure. While recognizing that there must be a trade-off between the legitimate interest of an Issuer in maintaining confidentiality and the right of the investing public to disclosure of Material Information, the Exchange discourages any delays in disclosure for a lengthy period of time, since it is unlikely that confidentiality can be maintained beyond the short term.

9.3

At any time when Material Information is being withheld from the public in accordance with this section, the Issuer must ensure that the information is kept completely confidential and persons in possession of undisclosed Material Information are prohibited from purchasing or selling securities of the Issuer or "tipping" such information until the Material Information is publicly disclosed.

9.4

Issuers that wish to keep Material Information confidential must also comply in all respects with relevant Securities Laws, which includes the filing of a confidential material change report with the applicable Securities Commission. Copies of confidential material change reports filed by an Issuer must also be filed with the Exchange and RS. The Exchange and RS must be advised of the Material Information on a confidential basis so that trading in the Issuer's Listed Shares may be monitored by RS. If the trading of the Issuer's Listed Shares suggests or indicates that the confidential information may have been "leaked", RS will normally require an immediate news release and RS will halt trading in the Issuer's Listed Shares until the information has been generally disclosed to the public.

Policy 3.4 Investor Relations, Promotional and Market-Making Activities

Scope of Policy

Investor Relations Activities and market-making activities and their effect on the marketplace and on Issuers is the subject of considerable debate. For the purpose of this Policy, the term "**Promoter**" describes Individuals undertaking these activities. Promoters in the Exchange's venture capital market generally fulfill one or both of the following functions:

(a) communicating with investment dealers, advisers and Shareholders—both current and prospective—to increase awareness of and interest in the Issuer (the "promotional role"); and

(b) maintenance of an orderly market in the Issuer's securities (the "market-place role").

Neither of these roles is objectionable when conducted in accordance with Securities Laws and Exchange Requirements but the concurrent performance of both roles can create serious conflicts of interest so that neither role can be properly performed.

This Policy sets out the Exchange's requirements for Investor Relations Activities, promotional and market-making activities involving Issuers. It applies to all market participants, including Promoters, Insiders, Issuers and Members. It should be read in conjunction with all other Exchange Requirements, as well as applicable Securities Laws.

The main headings in this Policy are:

1. The Promotional Role
2. The Market-Place Role
3. Disclosure
4. Role of Members
5. Compensation Arrangements
6. Filing Requirements for Tier 2 Issuers
7. Filing Requirements for Tier 1 Issuers
8. Prohibitions

1. The Promotional Role

1.1

Some promotional activities are aimed purely at keeping an Issuer's Shareholders informed about the Issuer. A Promoter can provide investors with previously disclosed factual information concerning the Issuer, or with copies of material that has been filed with regulatory authorities, or prepared by registered brokers or investment dealers, or published in newspapers, magazines or journals. It is appropriate for the Issuer to bear the costs of these services, provided the costs are reasonable and in proper proportion to the financial resources and level of business activity of the Issuer.

1.2

However, promotional activities must not extend to disclosing previously undisclosed Material Information about an Issuer, as this may attract civil or quasi-criminal liability for "tipping" under the insider trading provisions of applicable Securities Laws. Similarly, activities that extend beyond providing factual information and into the area of analyzing that information or providing opinions as to future performance of the Issuer or its securities, particularly if these activities are systematic, could be construed as advising in securities, which requires registration under applicable Securities Laws. This does not mean that directors and senior officers cannot publicly analyze factual information concerning the Issuer's affairs. However, an individual engaged in promotional activities may require registration if the individual provides an analysis or opinion to members of the public who are being encouraged to buy or sell the Issuer's securities. See Policy 3.1—*Directors, Officers and Corporate Governance* with respect to unacceptable trading.

1.3

Promotional activities may limit the availability of exemptions from Resale Restrictions under the Securities Laws, since several of these exemptions require that "no unusual effort is made to prepare the market or create a demand for the security".

1.4

The Exchange is of the view that it is very rare for an Issuer to have a Promoter without the Issuer's approval, acquiescence or knowledge. An Issuer that has a Promoter, or permits an Insider or an Insider's Associate to act as a Promoter or in any way engage a Promoter, must be fully informed about the activities of the Promoter. The disclosure requirements to be met by an Issuer with respect to its Promoters are set out in section 3 below.

2. The Market-Place Role

2.1

Issuers are often encouraged to ensure that someone is prepared to provide a "market-making" function for the Issuer's securities. Although the term "market-making" is commonly used in the securities industry, this activity is not referred to in Canadian Securities Laws, nor is it specifically recognized by any Exchange by-laws, Rules or policies.

2.2

This Policy does not define, discourage or sanction market-making activity, but sets out general guidelines to help distinguish between proper market-making activities and market manipulation or market control. See Policy 3.1—*Directors, Officers and Corporate Governance* with respect to unacceptable trading.

2.3

Proper market-making activity corrects temporary imbalances in the supply of and demand for an Issuer's securities. The market should be allowed to rise and fall naturally, with the market-making activity operating primarily to smooth out these imbalances and facilitate an orderly market. Although a Person involved in market-making is not expected to ignore his or her economic self-interest or be precluded from also holding securities for investment purposes, he or she should normally be selling into a rising market and buying into a falling market. If the price stabilizes and there are sufficient buyers and sellers on both sides of the market, market-making activities should generally not occur at a level that materially affects the market.

2.4

Subject to the requirements and normal procedures of trading on the Exchange, a Person engaged in market-making normally would not buy all securities offered at the posted price, but rather, would buy a portion of the securities at the posted price and allow the price to drop before making further purchases. This allows the market to find its own level at a stable rate. Similarly, a Person involved in market-making activities would not normally post a continuous bid and ask for a particular security, regardless of whether or not a buy or sell order is in place, if this would hold the security at a fixed price over an extended period of time rather than allow the market to find its own level.

2.5

Persons involved in market-making activities should either trade through one account only for a particular security, or if more than one account is used, ensure that trading does not create misleading appearances of investor participation in the market-place. Using one account for market-making purposes allows Members and regulators to ensure that the activity is being conducted fairly and in accordance with applicable Securities Laws. Control Persons engaged in market-making must find appropriate exemptions from the prospectus, insider and take-over bid requirements.

2.6

Improper market-making can result in unfair trading practices or market manipulation. Both the Canadian Criminal Code and the Securities Laws require that the principles of fair trading be observed by all market participants including Registrants, Insiders, Issuers, Promoters and public investors.

2.7

The following activities, transactions or schemes are considered to be improper market-making activity:

(a) executing any transaction in a security where the transaction does not involve a change in beneficial ownership;

(b) entering an order or orders for the purchase or sale of a security with the knowledge that an order or orders of substantially the same size, at substantially the same time and at substantially the same price for the sale or purchase of such security, has been or will be entered by or for the same or different Persons, with the intention of creating a false or misleading appearance of active public trading in a security or with respect to the market price of a security;

(c) effecting, alone or with others, a transaction or series of transactions to induce others to purchase or sell the same security or to artificially raise or lower the price of a security;

(d) entering an order or orders for the purchase or sale of a security that has or have the effect of artificially raising or lowering the bid or offering prices of the security or that could reasonably be expected to create an artificial appearance of investor participation in the market;

(e) purchasing or making offers to purchase a security at successively higher prices, or selling or making offers to sell a security at successively lower prices, if the transactions or offers create a false or misleading appearance of trading or an artificial market price for the security;

(f) effecting, alone or with others, one transaction or a series of transactions where the purpose of the transaction is to defer payment for the security traded (i.e. "debit kiting");

(g) entering an order to purchase a security without the bona fide intention of making the proper settlement of the transaction;

(h) entering an order to sell a security, except for a security sold short in accordance with the provisions of the Securities Laws, without the bona fide intention of delivering the security necessary to properly settle the transaction; and

(i) engaging, alone or with others, in any transaction, practice or scheme that unduly interferes with the normal forces of demand for or supply of a security or that artificially restricts or reduces the Public Float of a security in a way that could reasonably be expected to result in an artificial price for the security.

2.8

An Issuer may not use its own funds or provide direct or indirect compensation to other parties to undertake a market making function in its securities.

3. Disclosure

3.1

Arrangements with respect to promotional, market-making and / or Investor Relations Activities by their very nature can reasonably be expected to significantly affect the market price or value of an Issuer's securities, and therefore are deemed material in Policy 3.3—*Timely Disclosure*. Although proper market-making arrangements should not affect the market, the Exchange requires that they be publicly disclosed. If these arrangements are in place at the time of a public offering of securities, they must be disclosed as a Material Fact in the Issuer's Prospectus or other offering document. If the arrangements are made after a public offering, or if the arrangements disclosed in an offering document change, this must be disclosed in a news release and in some cases in a material change report also, in accordance with the Securities Laws, including National Policy 51-201 *Disclosure Standards* and Policy 3.3—*Timely Disclosure*. In particular, the Issuer must:

(a) disclose any arrangements, oral or written, made by the Issuer (or made by any other Person if the Issuer has knowledge of the arrangements) by which a Person will act as a Promoter, an investor relations representative or consultant or a market-maker;

(b) briefly describe the background, ownership, business and place of business of the Person providing the services, the relationship between the Issuer and the Person providing the services, and whether that Person has any interest, directly or indirectly, in the Issuer or its securities, or any right or intent to acquire such an interest;

(c) describe the services to be provided including:

(i) the period during which the services will be provided,

(ii) a general description of the activities to be carried out,

(iii) the anticipated total costs of those activities to the Issuer, and

(iv) in the case of market-making arrangements, the identity and relationship to the Issuer of any Person providing funds or securities for the market-making activities;

(d) provide full particulars of all direct and indirect consideration, including the timing of payment and source of funds; and

(e) provide to the Exchange copies of contracts relating to promotional or Investor Relations Activities and of advertising literature distributed by Promoters or investors relations consultants in accordance with Exchange Requirements.

3.2

The Issuer must ensure that any arrangements with Promoters are consistent in scope with the operations and financial resources of the Issuer, and comply with applicable corporate and Securities Laws and Exchange Requirements. The Issuer must also ensure that the arrangements do not promote or result in a misleading appearance of trading activity in, or an artificial price for, the Issuer's securities. An example of an inappropriate arrangement would be one that requires, or provides incentives for, the maintenance or achievement of a price or trading volume for the Issuer's securities at a certain level, for a specified period of time or by a certain date. Finally, the Issuer should be satisfied that the Person with whom arrangements are made are reputable, are properly registered and are qualified to provide the services.

4. Role of Members

4.1

Members have a responsibility to the Exchange, to their clients and to the market place generally to ensure that if they (or their registered representatives) are engaged in any of the promotional, Investor Relations or marketing-making activities described above, these activities are carried out responsibly and comply in letter and spirit with this Policy.

4.2

Members must be inquisitive and proactive in dealing with activities that are carried on by others and of which the Member is or should be aware. For example, as a Sponsor for an Issuer, a Member firm must be aware of the activities of the Promoter(s) of the Issuer and direct the Issuer's attention to any concerns that the Member may have arising out of those activities. See Policy 2.2—*Sponsorship and Sponsorship Requirements*. Furthermore, since Promoters and market-makers that are not Members of the Exchange must execute their trades through Member firms, Members must be aware of the market-making guidelines set out above, and must refuse to accept instructions from clients that, in the Member's judgement, are engaged in improper market-making activities.

5. Compensation Arrangements

5.1

Compensation, for either promotional Investor Relations or market-making activities, should be on a fee for service basis. Except as specifically provided in section 5.2 below, compensation in the form of shares or options is not acceptable and payment for services relating to promotional, Investor Relations or market-making activities should be on a cash basis.

5.2

If permitted by Securities Laws, stock options can be granted as compensation to Persons undertaking Investor Relations Activities. The Exchange requires that the number of stock options granted to such Persons be limited to an aggregate of 2% of the Issuer's Listed Shares. This 2% limit is included within the other stock option limitations imposed on Exchange listed Issuers. See Policy 4.4—*Incentive Stock Options*.

5.3

Compensation should be based on the services provided to the Issuer, not on the achievement of certain market oriented factors. In particular, Issuers must not enter into arrangements where compensation will be determined on the basis of the achievement of trading volume or price parameters.

5.4

Any Person making or accepting excessive payments for promotional, Investor Relations or market-making activities may not be acceptable to the Exchange as a director, officer or provider of services of an Issuer. Payments can be deemed excessive when they account for a significant amount of the expenditures of the Issuer and are out of line with the Issuer's revenue or working capital.

6. Filing Requirements For Tier 2 Issuers

6.1

In addition to disclosing any promotional, investor relations or market-making agreement, a Tier 2 Issuer must promptly file with the Exchange details of the agreement using the Declaration of Certified Filing—Promotional and Market-Making Activities (Form 3C). An Issuer which grants stock options to employees or consultants as compensation for Investor Relations Activities must file the appropriate documents with the Exchange in accordance with Policy 4.4—*Incentive Stock Options*.

6.2

A Tier 2 Issuer that enters into a promotional, Investor Relations or market-making agreement with total payments or commitments of $100,000 or more in any twelve month period, must file with, and obtain acceptance from, the Exchange before the services under the agreement commence. Payments include all fees and expense reimbursements. The Issuer must file the following:

(a) a copy of the agreement, which should provide that the agreement is subject to prior review and acceptance by the Exchange and that no payments can be made until the Exchange has accepted the agreement;

(b) particulars of the identity of the Person providing the services, including Personal Information Forms (Form 2A) or, if applicable, Declarations (Form 2C1) for the individuals, principals and / or key employees who will be providing the service;

(c) a description of how the Issuer is able to meet its payment obligations pursuant to the agreement; and

(d) copies of all promotional or investor relations literature pursuant to the requirement in section 12.2 of Policy 3.2—*Filing Requirements and Continuous Disclosure*.

6.3

A Tier 2 Issuer that enters into a promotional, Investor Relations or market-making agreement with total payments or commitments of less than $100,000 in any twelve month period, must file the following with the Exchange before the services under the agreement commence:

(a) a copy of the agreement and any related agreements;

(b) particulars of the identity of the Person providing the services, including Personal Information Forms (Form 2A) or, if applicable, Declarations (Form 2C1) for the individuals, principals and / or key employees who will be providing the service; and

(c) an undertaking to provide the Exchange with copies of any materials prepared in conjunction with the agreement that are intended to be externally distributed.

7. Filing Requirements for Tier 1 Issuers

7.1

A Tier 1 Issuer is not required to comply with the filing requirements listed in section 6 above, except the requirement to file Personal Information Forms or, if applicable, Declarations. The Issuer must comply with all other aspects of this Policy including the disclosure requirements.

8. Prohibitions

8.1

CPCs are not permitted to enter into any arrangement or agreement for the provision or performance of promotional or Investor Relations Activities.

8.2

Fees in relation to the provision of Investor Relations Activities, promotional or market-making services, must not be paid as finders' fees or settled by way of a Shares for Debt arrangement. See section 4 of Policy 4.3—*Shares for Debt*.

8.3

Inactive Issuers are not permitted to enter into any arrangement or agreement for the provision or performance of Investor Relations Activities, market making, or promotional services.

Policy 3.5 Restricted Shares

Scope of Policy

This Policy sets out the restrictions imposed on Issuers proposing to issue non-voting, subordinate voting, multiple voting and restricted voting securities (collectively, "**Restricted Shares**"). This Policy, except where otherwise specified, applies to all Issuers which have listed or unlisted Restricted Shares. This Policy should be read in conjunction with applicable Securities Laws relating to Restricted Shares, including National Instrument 51-102 *Continuous Disclosure Obligations*.

The main headings in the Policy are:

1. Introduction
2. Definitions
3. Legal Designation
4. Notice and Disclosure
5. Shareholder Approval
6. Take-Over Bid Protection Provisions
7. Issuance of Shares
8. Capital Reorganization or Distribution to Shareholders
9. Pre-Filing Conferences

1. Introduction

1.1

The Exchange will generally refuse to list a class of Restricted Shares of an Issuer unless the Issuer is designated as a Tier 1 Issuer. The Exchange may also

limit the voting rights and other rights attached to Restricted Shares.

2. Definitions

2.1

In this Policy:

"Common Shares" means Equity Shares with voting rights exercisable in all circumstances, irrespective of the number of securities owned. The voting rights must not be less, on a per security basis, than the voting rights attaching to any other securities of an outstanding class of securities of the Issuer.

"Equity Shares" means securities of an Issuer that carry a residual right to participate to an unlimited degree in earnings of the Issuer and in its assets upon liquidation or winding up.

"Majority of the Minority Approval" means approval at a properly constituted meeting of the holders of Equity Shares of the Issuer of a resolution to create a class or series of Multiple Voting Shares, to approve a reorganization or form of business combination which creates Multiple Voting Shares, to approve the issuance of Multiple Voting Shares or to approve a distribution that creates or affects Restricted Shares; which the resolution must be approved by a majority of the votes cast by the holders of Equity Shares who vote at the meeting, other than Promoters, directors, officers or other Insiders of the Issuer and of any proposed recipient of Multiple Voting Shares and their Associates and Affiliates.

"Multiple Voting Shares" means:

(a) securities which entitle the holder to exercise a greater number of votes per security than the holder of any other class or series of securities of the Issuer;

(b) securities which are issued at a price per security which is significantly lower than the market price per security of any class of listed Equity Shares; or

(c) any security which is issued on a Reorganization or form of business combination which would fall in subsections (a) or (b) above.

"Non-Voting Shares" means Restricted Shares which carry a right to vote only in specified circumstances (e.g., to elect a limited number of directors or to vote in circumstances where the applicable corporate legislation provides the right to vote for securities which are otherwise nonvoting);

"Preference Shares" means securities that have a preference or right over another class of securities of the Issuer but does not include Equity Shares;

"Related Parties" means Promoters, directors, officers or other Insiders of the Issuer and of any proposed recipient of Multiple Voting Shares and their Associates and Affiliates;

"Restricted Shares" means Equity Shares that are not Common Shares.

"Restricted Voting Shares" means securities which carry a right to vote if the number or percentage of securities which may be voted by a Person or group of Persons is limited (unless the restriction limit applies only to Persons that are not Canadian citizens or residents);

"Shareholders' Meeting" means a meeting of the holders of Common Shares or Voting Shares of the Issuer;

"Subordinate Voting Shares" means Restricted Shares that carry a right to vote but another class of securities is outstanding that carries a greater right to vote on a per security basis; and

"Voting Shares" means securities that carry the right to vote under all circumstances if the Issuer also has a class of Restricted Shares.

3. Legal Designation

3.1 Restricted Shares

The legal designation of a class of securities must be set out in the constating documents of the Issuer and must appear on all certificates representing the securities. Except where the securities are Preference Shares and are designated as preference or preferred shares, the legal designation must state that shares are:

(a) "subordinate voting" if the shares are Subordinate Voting Shares;

(b) "non-voting" if the shares are Non-Voting Shares;

(c) "restricted voting" if the shares are Restricted Voting Shares (unless the Exchange accepts another term); and

(d) "multiple voting" if the shares are Multiple Voting Shares.

The Exchange can abbreviate the designations for Restricted Shares in Exchange publications and can identify Restricted Shares with a code in the quotations prepared for the financial press.

3.2 Common Shares

A class of securities cannot be described as or include the word "common" in its legal designation unless they are Common Shares.

3.3 Preference Shares

A class of securities cannot be designated as "preference" or "preferred" unless, in the opinion of the Exchange after examining all relevant circumstances, the class carries a genuine right or preference.

3.4 Multiple Voting Shares

In order to issue a class or series of Multiple Voting Shares, an Issuer must obtain Shareholder approval as described in section 5 and must distribute the Multiple Voting Shares on a pro-rata basis to all holders of Equity Shares.

However, these requirements do not apply to a security split of all the issued and outstanding Equity Shares of the Issuer if such split does not change the ratio of outstanding Restricted Shares to outstanding Common Shares.

3.5 Exchange Discretion

The Exchange may deem a class of securities to be Multiple Voting, Non-Voting, Subordinate Voting or Restricted Voting Shares, impose any terms or conditions it considers appropriate and require an Issuer to designate the securities in a manner satisfactory to the Exchange even though the securities do not fall within the applicable definition in this Policy. In exercising its discretion, the Exchange will be guided by the public interest and the principles of disclosure underlying this Policy. The Exchange will generally consider Equity Shares to be Restricted Shares if the allocation of voting rights does not relate reasonably to the equity interests of the various classes of securities.

As a condition of listing any Restricted Shares, the Exchange can require that Multiple Voting Shares be limited as to the number or proportion of the total votes they carry, either for all Shareholder votes or votes on specific items, such as the election and remuneration of directors, appointment of auditors or any other matters that the Exchange specifies. In addition, the Exchange may require that the Multiple Voting Shares convert to Subordinate Voting Shares after a specified time.

4. Notice and Disclosure

4.1 Notice of and Attendance at Shareholders' Meetings

Every Issuer must give notice of each Shareholders' Meeting to holders of Restricted Shares and permit them to attend in person or by proxy, and to speak at the Shareholders' Meeting to the extent that any holder of Voting Shares of that Issuer would be entitled to attend and to speak at a Shareholders' Meeting. The notice must be sent at least 25 days before the meeting.

The Exchange recommends that the Issuer's constating documents provide all holders of Restricted Shares with the right to receive notice of, and to attend all Shareholders' Meetings. Any Issuer applying for listing, whether by way of an Initial Listing or other New Listing, or which is otherwise amending its capital structure, must include this right in its constating documents.

4.2 Description of Voting Rights in Documents Sent to Shareholders

Every Issuer whose Restricted Shares are listed on the Exchange must describe the voting rights, or lack thereof, of its Equity Shares in all documents distributed to Shareholders and filed with the Exchange, except financial statements. These documents include news releases, material change reports, Information Circulars, proxy related materials and directors' circulars. For financial statements, refer to the applicable Securities Laws and to the CICA Handbook.

4.3 Offering Documents

When preparing a Prospectus or other offering document, refer to the applicable Securities Laws for the minimum disclosure required for an offering of Restricted Shares.

4.4 Distribution of Annual and Other Reports

Unless exempted by the Exchange, every Issuer must send concurrently to all holders of Restricted Shares all documents required by applicable Securities Laws or Exchange Requirements to be sent to holders of Voting Shares as well as any documents voluntarily sent by the Issuer to holders of Voting Shares. This includes Information Circulars, notices of meeting, annual reports and financial statements.

5. Shareholder Approval

5.1

Where Exchange Requirements contemplate Shareholder approval, the Exchange may require that the Issuer permit holders of Restricted Shares to vote with the holders of any class of securities of the Issuer which otherwise carry greater voting rights, on a basis proportionate to their respective residual equity interest in the Issuer.

5.2

Before an Issuer may create and issue a class or series of Multiple Voting Shares or complete a reorganization that would create Multiple Voting Shares, the creation of that class or series must receive Majority of the Minority Approval.

6. Take-Over Bid Protection Provisions

6.1

The Exchange will not accept for listing any class of Restricted Shares that does not have take-over bid protective provisions ("coattail provisions") which comply with following guidelines. If any Issuer proposes to remove, add or change the coattail provisions applicable to any class of listed Restricted Shares, the revisions must be accepted in advance by the Exchange and must comply with guidelines set out below.

6.2

If there is a published market for the Common Shares, the coattail provisions must provide that if there is an offer to purchase Common Shares which, under applicable Securities Laws or the requirements of a stock exchange on which the Common Shares are listed, must be made to all or substantially all holders of Common Shares located in a particular province of Canada in which the requirement applies, the holders of Restricted Shares will be given the opportunity to participate in the offer through a right of conversion, unless:

(a) an identical offer (in terms of price per security and percentage of outstanding securities to be taken up exclusive of securities owned immediately before the bid by the offeror, or Associates or Affiliates of the offeror, and in all other material respects) is made concurrently to purchase Restricted Shares, which offer has no condition attached other than the right not to take up and pay for securities tendered if no securities are purchased under the offer for Common Shares; or

(b) less than 50% of the Common Shares outstanding immediately before the offer, other than Common Shares owned by the offeror, or Associates or Affiliates of the offeror, are deposited pursuant to the offer.

6.3

If there is no published market for the Common Shares, the holders of at least 80% of the outstanding Common Shares will generally be required to enter into an agreement with a trustee for the benefit of the holders of Restricted Shares from time to time, which agreement will prevent transactions that would deprive the holders of Restricted Shares of rights under applicable take-over bid legislation to which they would otherwise be entitled in the event of a take-over bid if the Common Shares and the Restricted Shares were a single class of voting securities trading at the market price of the Restricted Shares.

6.4

If there is a material difference between the equity interest of the Common Shares and Restricted Shares, or in other special circumstances, the Exchange may permit or require appropriate modifications to the above criteria.

6.5

Coattail provisions may be required by the Exchange if an Issuer has more than one outstanding class of Voting Shares, none of which fall within the definition of Restricted Shares.

6.6

The criteria are designed to allow the holders of Restricted Shares to participate in a takeover bid on an equal footing with the holders of Common Shares. If, in the face of these coattails, a take-over bid is structured in such a way as to defeat this objective, the Exchange may take disciplinary measures against any Person under the jurisdiction of the Exchange involved, directly or indirectly, in the making of the bid. The Exchange may also seek intervention from other securities regulators in appropriate cases.

7. Issuance of Shares

7.1

The Exchange will not permit an Issuer to issue securities that have voting rights greater than those of the shares of any class of Listed Shares of the Issuer, unless the issuance is by way of a distribution to all holders of the Issuer's Common Shares on a pro rata basis.

7.2

For this purpose, the voting rights of different classes of securities will be compared on the basis of the relationship between the voting power and the equity for each class. For example, Class B shares will be considered to have greater voting rights than Class A shares if:

(a) the shares of the two classes have similar rights to participate in the earnings and assets of the Issuer, but the Class B shares have a greater number of votes per share; or

(b) the two classes have the same number of votes per share, but it is proposed that Class B shares will be issued at a price per share significantly lower than the market price per share of the Class A shares.

7.3

This prohibition relates only to differences in voting rights attaching to securities of separate classes. It does not apply to an issuance of securities that reduces the collective voting power of the other outstanding securities of the same class without affecting the voting power of any other outstanding class, although other Exchange policies may apply in this case. It applies to a stock split of all of an Issuer's outstanding Equity Shares only if the stock split changes the ratio of outstanding Restricted Shares to Common Shares.

7.4

The Exchange generally will exempt Issuers from this section if the issuance of Multiple Voting Shares would maintain (but not increase) the percentage voting position of a holder of Multiple Voting Shares, subject to any conditions the Exchange considers desirable in any particular case. The Exchange will generally require Majority of the Minority Approval of the issuance of Multiple Voting Shares, unless the legal right of the holder of Multiple Voting Shares to maintain its voting percentage has been established and publicly disclosed before the Issuer was first listed on the Exchange.

7.5

This section is intended to prevent transactions that would reduce the voting power of existing Shareholders through the use of securities carrying multiple voting rights. This result would normally be accomplished by way of an issuance of Multiple Voting Shares. However, it is possible to arrive at the same result by means of mechanisms that are not technically "share issuances", such as amendments to share cond itions, amalgamations and plans of arrangement. The Exchange can object to any transaction that would result in voting dilution similar to that which would be brought about by the issuance of Multiple Voting Shares, even if no share issuance is involved.

7.6

A pro rata distribution to Shareholders that creates or affects Restricted Shares must receive Majority of the Minority Approval.

8. Capital Reorganization or Distributions to Shareholders

8.1

The Exchange will not consent to a capital reorganization or pro rata distribution of securities to Shareholders of an Issuer which would create a class of Restricted Shares or change the ratio of outstanding Restricted Shares to Common Shares, unless the proposal receives Majority of the Minority Approval. The Exchange may also require that certain Persons be excluded from a particular minority Shareholder vote if necessary to ensure that the objectives behind this Policy are not defeated.

8.2

A transaction generally will only be regarded as a "capital reorganization" requiring Majority of the Minority Approval if it involves a subdivision or conversion of one or more classes of Equity Shares or if it has an effect similar to a pro rata distribution to holders of one or more classes of Equity Shares. If a proposed capital reorganization would reduce the voting power of existing Shareholders through the use of Multiple Voting Shares, the Exchange may regard the proposed reorganization as equivalent, in substance, to the type of share issuance that is prohibited by section 7. This could be the case, for example, where the reorganization would not treat all holders of Equity Shares in an identical fashion. In this case, the Exchange may refuse the reorganization even with Majority of the Minority Approval.

8.3

An issuance of Restricted Shares in the form of a stock dividend paid in the ordinary course is exempted from the requirement for Majority of the Minority Approval. For this purpose, stock dividends generally are regarded as being paid in the ordinary course if the aggregate of the dividends over any one year period does not increase the number of outstanding Equity Shares of the Issuer by more than 10%.

8.4

The Exchange will deem a class of shares to be Restricted Shares if the Issuer's constating documents restrict the power of the holders of a majority of the Issuer's Equity Shares to elect a majority of the directors.

9. Pre-Filing Conferences

9.1

If an Issuer proposes to list Restricted Shares or Multiple Voting Shares the Issuer must arrange for a pre-filing conference, as contemplated by Policy 2.7—*Pre-Filing Conferences*.

FORM 51-102F1
TORCH RIVER RESOURCES LTD.
MANAGEMENT DISCUSSION & ANALYSIS

For the First Quarter ended January 31, 2008

GENERAL

This Management Discussion and Analysis ("MD&A") of the results of operations and the financial condition of Torch River Resources Ltd ("Torch" or the "Company") supplements but does not form part of the unaudited Financial Statements and accompanying Notes of the Company for the quarter ended January 31, 2008 (first quarter). Consequently, the following discussion and analysis of the financial condition and results of operations of Torch River Resources Ltd should be read in conjunction with the audited financial statements for the fiscal year ended October 31, 2007 and 2006.

Torch River is a reporting issuer in Alberta and British Columbia and is a listed Tier 2 issuer on the TSX Venture Exchange, trading under the symbol "TCR". The Company is a venture issuer and is not required to file an Annual Information Form.

The Company prepares and files its financial reports in accordance with Canadian generally accepted accounting principles. The MD&A and the corresponding financial statements for the three month period ended January 31, 2008 (3 months year to date) were prepared by management and have not been reviewed by the Company's external auditor.

The Audit Committee of the Board of Directors appointed by the Board and consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

With respect to timely disclosure by Torch River of data and information in general, and especially in the MD&A, materiality and material information is considered by the Company as something that would be likely to affect the Company's share price or influence an investor's decision whether or not to buy, sell, or hold shares once it becomes known to the public.

Additional information can be found on Torch River on the SEDAR website (www.sedar.com) and on the Company's website (www.torchriver.ca)

FORWARD LOOKING STATEMENTS

The Management Discussion and Analysis ("MD&A") contains certain forward looking statements, except for historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance, and/or achievements expressed or implied by these forward looking statements to vary.

Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding potential mineral reserves, changes in demand for and commodity prices of molybdenum, legislative, environments and other regulatory approval or political changes.

DATE

This MD&A covers the first fiscal quarter ended January31, 2008 (November 1st, 2007 through January 31, 2008) and was prepared March 26th, 2008.

OVERALL PERFORMANCE

Torch River Resources Ltd. is a junior resource company exploring for Molybdenum in the central coast region of British Columbia, situated in the Skeena Mining Division of west central British Columbia 133 kilometers southwest of Burns Lake and 105 km north of the town of Bella Coola on a property referred to as Red Bird. The Company also holds 100% interest in the High Rock Mineral Claim Block (gold) in Island Lake, Manitoba and Grouse Mountain near Houston, British Columbia.

On July 8, 2005 Red Bird Resources Ltd and Torch entered into an Option Agreement on the Red Bird property and has met and in some cases exceeded the commitments due as at this report date.

The Red Bird Property has a history of molybdenum and copper exploration by numerous mining companies and the history of the property is identified on our website www.torchriver.ca and on www.sedar.com . The Company conducted a ten hole drill program in 2007. A total of 2,645 meters or 8,679 feet of drilling was done. Drill hole results were reported as they were received and can be viewed on SEDAR or our website.

The latest NI-43-101 was completed January 11, 2008 and can be viewed on SEDAR and is dated January 14, 2008. This NI 43-101, which covered the 2007 drilling program, reported an increase in the indicated category of Mo to 88.2 million tonnes from 43.3 million tonnes in 2006. The total tonnage of the resource at a 0.03% Mo cutoff has increased by 33% while the contained molybdenum increased by 29%.

On February 14, 2008 Torch announced that it had signed an option agreement on Mount Copeland, an area adjacent to a mine that produced high grade Mo during 1970-73. Torch was encouraged by sampling programs taken on the property in 2005 and 2007 and this has encouraged Torch to plan a $600,000 drill program for late summer

2008. Please refer to www.sedar.com for the February 14th full announcement. The vendors on this property are William E. Pfaffenberger, President and a director of Torch, J. John Kalment, Andris A. Kikauka and Multiplex Enterprises who's sole director and officer is Grant B. Anderson. Torch is awaiting approval from the TSX on this transaction. Torch is currently having a NI 43-101 report prepared.

During the quarter, the company did not issue any private placements, but 580,000 warrants were exercised as well as 500,000 options. $215,900 was added to treasury through these transactions.

The Company continues to carry a very strong balance sheet and sufficient cash to carry well into the 2008 drilling season.

GENERAL DEVELOPMENT OF THE BUSINESS

Torch River Mines Ltd. was incorporated on June 18, 1997, by Certificate of Incorporation issued pursuant to the provisions of the Alberta Companies Act. and extra-provincially registered to carry on business in the provinces of Saskatchewan, Manitoba and British Columbia.

Torch River Mines Ltd held 100% interests in the High Rock Mineral Claim Block in Island Lake, Manitoba for the purpose of exploring and developing mining claims in northern Manitoba acquiring its interest in the mineral properties. Since incorporation Torch River Mines Ltd. has acquired claims in the Island Lake area located approximately 500 kms. northeast of Winnipeg, Manitoba, and approximately 20 kms from the town of Garden Hill, Manitoba.

On March 26, 2004, the Company was officially formed from the amalgamation of Tael Capital Inc. and Torch River Mines Ltd. under the *Business Corporations Act* (Alberta) under the name Torch River Resources Ltd ("the Company"). The amalgamation was the Company's Qualifying Transaction for listing on the TSX Venture Exchange.

A drilling program was done in the summer of 2004. There was 895 feet of drilling. Assay results range from trace to .154 oz/t of gold. Further comprehensive development in the form of bulk sampling will be required on both the Juniper Vein as well as the Main Vein to establish the economic viability of the property.

On July 8, 2005, the Company signed an Option Agreement with Red Bird Resources Ltd ("the Optionor") on its Red Bird Property located in the central coastal region of British Colombia, 105 kilometers north of the town of Bella Coola and 140 kilometers southwest of Houston, British Columbia.
This agreement provides the Company the sole and exclusive right and option to acquire up to and including one hundred percent (100%) undivided interest in and to the Red Bird Property free and clear of all charges, encumbrances, claims, royalties and net profit interests of whatsoever nature except as set forth, with cash payments to the Optionor of:

- a non-refundable sum of $50,000 [paid] payable on or before execution of the Option Agreement to acquire all pertinent technical and geological data relevant to the property;

- the sum of $50,000 [paid] to be paid on or before June 15, 2005;
- the sum of $200,000 [paid] to be paid on or before May 15, 2006;
- the sum of $500,000 [paid] to be paid on or before May 15, 2007;
- the sum of $500,000 [reserved for payment] to be paid on or before May 15, 2008;
- the sum of $4,000,000, to be paid on or before December 31, 2008;

the issuance, delivery by the Company to the Optionor of:

- 1,000,000 [Issued] Shares within fifteen (15) days of receiving approval from the TSX Venture Exchange Inc. ("Exchange") and the shareholders of the Company;
- the issuance and delivery by the Company to the Optionor of 2,000,000 Shares [issued] on or before May 15, 2007;
- the issuance and delivery by the Company to the Optionor of 2,000,000 Shares on or before May 15, 2008;
- the issuance and delivery by the Company to the Optionor of 2,000,000 Shares on or before May 15, 2009; and
- the issuance and delivery by the Company to the Optionor of 3,000,000 Shares on or before December 31, 2009.

And, the funding to the work program of:

- the sum of $150,000 [Expended] for the initial work program on the Property
- the sum of $500,000 [Expended] to be paid on or before May 15, 2006
- the sum of $750,000 [Expended] on or before May 15, 2007:
- the sum of $750,000 [Expended] on or before May 15, 2008

And, the Optionor shall be entitled to retain a 2.50% (amended in 2006) net smelter return ("NSR") royalty on the Red Bird Property upon transfer of the Red Bird Property to the Company.

The Red Bird molybdenum property consists of three mineral claims situated in the Skeena Mining Division of west central British Columbia 133 kilometers southwest of Burns Lake and 105 kilometers north of Bella Coola. The property covers an area of 1,256.3 hectares between latitudes 53°16'39" to 53°18'16" North and longitudes 126°59'10" to 127°3'39" West (Universal Transverse Mercator NAD83 coordinates 5905047 to 5908034 North and 629255 to 634234 East) in NTS map-area 93E/6. In 2006 a further 696 hectares was added to the Torch River claims.

The Red Bird property represents an advanced molybdenum and copper porphyry target. Historic work completed by Phelps Dodge and Craigmont Mines Ltd. have outlined three deposits that could be developed by open pit mining methods. The data base for Phelps Dodge holes consisted of just cross sections with assay composites shown. The assays and drill hole coordinate information was all available for the Craigmont drill holes.

During August 2005, under the direction of A. Kikauka, Craigmont drill core was re-sampled and assayed for molybdenum and copper. This was done from 133 drill hole cores and over 1,400 assay samples. Sub-sets of data were also assayed for gold and rhenium.

In May, 2006 Dr. Wm Pfaffenberger became President, Chief Executive Officer and Director of Torch. Work on Red Bird was escalated and the camp and amenities were upgraded; environmental and safety standards improved as the facility was prepared to expedite current and future work programs.

In July / August 2006, a 1,940 metre drilling program was coordinated through ResourceEye Services Inc. with Ron Parent as the independent P. Geo on site. Two holes were extended beyond planned depth to determine mineralization levels. There was a 7 km Induced Polarization and Magnetometer (IP) program conducted by Scott Geophysics and rock sampling performed. A little more than $1.2 million was invested in the Red Bird property during the 2006 fiscal year.

The 2007 work program commenced in June, 2007. A ten hole drill program was completed with total drilling of 2,645 meters or 8,679 feet of core. A forward thinking camp crew has performed continual improvement on the camp site, amenities, safety and environmental standards and support services to the drilling operation. All core was split and flown out in an expedient manner. This drill program focused on the western extension of the Main Zone, an area that had never been drilled before.

RESULTS OF OPERATIONS

Selected Quarterly Information

The principal focus of the Company is the continued exploration and development of its Red Bird molybdenum / copper / rhenium property. The Company's income for the quarter ended January 31, 2008 consisted solely of interest income of $21,064 whereas expenses were up by $60 thousand over prior year, primarily due to a stock compensation expense (non cash) of $21.6 thousand, additional investor services of $9 thousand, $7 thousand in management fees, advertising of $8 thousand and project expenses. Net loss for the quarter of $91 thousand is $40 thousand higher than the comparable quarter last year. The operating losses are a reflection of the Company's status as a non-revenue producing exploration company. As the Company has no main source of income, losses are expected.

SUMMARY OF QUARTERLY RESUTS

Item	Three Months Ended Jan 31, 2008	Three Months Ended Oct 31, 2007	Three Months Ended July 31, 2007	Three Months Ended April 30, 2007
Cash & Cash Equivalents including short term investments	$ 2,376,023	$ 2,120,003	$ 2,839,554	$ 2,787,461
Mineral Properties, Deferred exploration	4,542,024	4,521,506	3,034,035	2,458,845
Working Capital	2,405,018	2,277,845	2,649,460	2,706,496
Net Sales	-	-	-	-
Gain (Loss) before extraordinary items	(90,846)	(460,362)	(267,320)	27,379
Loss per share and fully diluted loss per share	(.02)	(.02)	(.02)	.01
Total Assets	7,151,543	7,021,419	6,353,626	5,389,156
Total Long Term Financial Liabilities	18,944	23,357	44,396	44,396

Item	Three Months Ended Jan 31, 2007	Three Months Ended Oct 31, 2006	Three Months Ended July 31, 2006	Three Months Ended April 30, 2006
Cash & Cash Equivalents including short term investments	$ 236,049	$ 129,033	$ 251,224	$ 269,130
Mineral Properties, Deferred exploration	2,457,201	2,469,218	1,648,273	1,061,108
Working Capital	273,455	19,110	83,241	507,230
Net Sales	-	-	-	-
Gain (Loss) before extraordinary items	(51,061)	(17,657)	(76,080)	(106,207)
Loss per share and fully diluted loss per share	(.01)	(.00)	(.01)	(.01)
Total Assets	2,915,464	2,846,031	1,988,065	1,579,538
Total Long Term Financial Liabilities	44,396	45,589	-	-

The above table is stated in dollars. These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

RESULTS OF OPERATION

In the first quarter of 2008, the financial position has remained strong with cash and equivalents of $2.5 million at quarter end.

The Company has sufficient operating capital to commence aggressive work projects on not just Red Bird but also Mount Copeland (pending TSX approval). It is expected that there will be a flow through placement(s) during the year to bring in additional capital. It is also expected that warrant holders will exercise warrants during the year. This should further strengthen the company's cash position.

The NI 43-101 dated January 11, 2008 provided the following update on the Red Bird property

2007 RED BIRD INDICATED RESOURCE

Mo (%)	Tonnes> Cutoff (tones)	Grade>Cutoff Mo %	Cu	Pounds Mo
0.01	113,340,000	0.052	0.063	130,000,000
0.02	102,000,000	0.056	0.066	125,900,000
0.03	88,210,000	0.061	0.068	118,600,000
0.04	68,870,000	0.068	0.068	103,300,000
0.05	50,080,000	0.077	0.070	85,000,000
0.06	35,940,000	0.085	0.068	67,400,000
0.07	23,960,000	0.096	0.066	50,700,000
0.08	17,250,000	0.104	0.065	39,600,000
0.09	12,150,000	0.112	0.065	30,000,000
0.10	8,300,000	0.120	0.067	22,000,000
0.11	5,270,000	0.129	0.065	15,000,000
0.12	3,410,000	0.136	0.065	10,200,000
0.13	1,940,000	0.146	0.071	6,200,000
0.14	930,000	0.158	0.077	3,200,000
0.15	600,000	0.165	0.083	2,200,000

2007 RED BIRD INFERRED RESOURCE

Mo (%)	Tonnes> Cutoff (tones)	Grade>Cutoff Mo %	Cu	Pounds Mo
0.01	87,560,000	0.045	0.059	86,900,000
0.02	77,740,000	0.049	0.063	84,000,000
0.03	**63,390,000**	**0.055**	**0.068**	**76,900,000**
0.04	45,780,000	0.062	0.070	62,600,000
0.05	30,260,000	0.071	0.075	47,400,000
0.06	19,620,000	0.080	0.082	34,600,000
0.07	12,780,000	0.088	0.082	24,800,000
0.08	8,150,000	0.096	0.085	17,300,000
0.09	4,740,000	0.105	0.083	11,000,000
0.10	2,520,000	0.113	0.081	6,300,000
0.11	1,100,000	0.125	0.064	3,000,000
0.12	490,000	0.137	0.064	1,500,000
0.13	310,000	0.145	0.067	1,000,000
0.14	200,000	0.150	0.067	700,000
0.15	92,000	0.155	0.059	310,000

These results are summarized as follows and compared against the 2006 work program.

	Indicated Resource			Inferred Resource		
	Tonnes (millions)	Mo (%)	Pounds Mo (million)	Tonnes (millions)	Mo (%)	Pounds Mo (million)
2006 Resource	**43.3**	**0.064**	**61.2**	**70.5**	**0.058**	**90.1**
2007 Resource	**88.2**	**0.061**	**118.6**	**63.4**	**0.055**	**76.9**
Increase (%)	103.7		93.8	(10.1)		(14.7)

The above reflects a 33.2% increase in total tonnes and 29.2% increase in total pounds of Mo.

WORK PLAN 2008

The Company has planned an aggressive drill program for 2008. Torch has budgeted a $1.7 million work program for Red Bird in 2008. Its drilling is planned to be directed at near surface higher grade mineralized targets in the original Main Zone and deeper targets west of that Zone and in the SE and SW Zones. This could increase the confidence in potential starter pit areas. The deep extension of the Main zone will also be drilled to hopefully increase the indicated resource. Eighteen drill pads have been recommended (14 on the Main Zone, 2 on the SE Zone and 2 on the SW Zone for a total of 7,000 m (22,960 ft.) of diamond drilling in holes from 200 to 500 m deep. Most holes will be vertical, and some holes will be inclined -60 to -70 degree dip (from horizontal). A smaller Longyear 28 drill rig is planned to drill from 2 proposed helicopter access sites located 150-200 m above the upper road (Main Zone East). These 2 helicopter access sites are at 1595 m. A larger Longyear 38 drill rig will be used to

drill 12 holes from the Main Zone upper road at 50 m spacing, and 2 holes on SW Zone, and 2 holes on SE Zone. The smaller drill will be moved by helicopter and the larger drill will be moved on skids by the Kubota excavator on pre-existing road network.

Further, with the Mount Copeland Option reported February 14, 2008, a program of 8,000 feet of diamond drilling is planned. That program will involve 14 holes targeting the possible extension of molybdenum mineralization mined from 1970 to 1973. An approximate budget of $600,000 has been set this summer for the 2008 program.

MARKET INFORMATION ON MOLY

The current price of molybdenum is $32 - $34 per pound in the oxide form. Demand for molybdenum is forecast to increase by 4% to 6% per year for the next ten years. Demand for molybdenum was 440,000,000 pounds in 2007. The current forecast increase in demand will mean that at least one new major mine (20,000 to 25,000 pounds per year) will need to be started each year if this increase in demand is to be met.

RISK AND UNCERTAINIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible.

The principal activity of the Company is mineral exploration and it is inherently risky. Exploration is also capital intensive and the Company currently has no source of income other than those described in the circular. Only the skills of its management in the mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

LIQUIDITY

The activities of the Company, principally exploration of mineral properties and the commitments to the Red Bird Option Agreement are financed through the completion of equity offerings involving the sale of equity securities. These equity offerings generally include private placements and rights offerings with the shareholders of the Company.

Torch River Resources is a junior resource exploration company. As such, the Company does not have the usual ability to generate sufficient amounts of cash and cash equivalents in the short term. To maintain the company's capacity to meet our company's planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and revenue from warrants and other transactions.

The Company had a substantial improvement in its liquidity in the second quarter of 2007 with equity financing through placements by Sprott Asset Management and Pinetree Capital. Additionally, the early partial exercise of warrants by Sprott and the exercise of warrants by other holders in the last few months have had a positive effect on our cash position.

The Company has been able to place most of these funds into safe interest bearing term deposits. The Company continues to have minimal debt and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents and short term investments. The Company has sufficient operating capital to cover all anticipated work projects and other operational expenses of the Company for 2007. Accounts payable and accrued liabilities are short-term and non-interest bearing.

CONTRACTUAL OBLIGATIONS

The Company has minimal long term debt. Field equipment has been placed on a finance contract as this was deemed the most cost effective method of furnishing those needs at camp site. The Company has financial obligations under the Option Agreement with Red Bird Resources Ltd signed July 8, 2005. These obligations are scheduled below.

	Due to Red Bird	Work Program
Obligations for remaining 9 mths 2008	$ 500,000	$ nil*
Lump payment obligations for 2008 (calendar year)	4,000,000	—
Total	$ 4,500,000	$ nil

* Commitment met and exceeded

OTHER

SHARES ISSUED AND OUTSTANDING

As at January 31, 2008 the company had 45,126,177 common shares issued and outstanding. There are 60,901,840 shares on a fully diluted basis.

APPROVAL

The Board of Directors of Torch River Resources Ltd. has approved the disclosure contained in the Quarterly MD&A.

This MD&A is also available on the Company's SEDAR site accessed through www.sedar.com

OTHER REQUIREMENTS

Additional information relating to the Company is available on Sedar at www.sedar.com and on the Company's website www.torchriver.ca.

2007 UPDATE RESOURCE ESTIMATION ON THE RED BIRD PORPHYRY Mo/Cu DEPOSIT

Haven Lake Area
Skeena Mining Division
West Central British Columbia
Latitude: 53°16'39" to 53°18'16" North
Longitude: 126°59'10" to 127°3'39" West
NTS Map-Area 93E/6

For

TORCH RIVER RESOURCES

By

G.H. Giroux, P.Eng., MASc.
Giroux Consultants Ltd.
1215 – 675 W. Hastings St.
Vancouver, B.C. V6B 1N2

January 11, 2008

TABLE OF CONTENTS

Page

TABLES

TABLES (cont.)

FIGURES

APPENDICIES

1.0 SUMMARY

- This report is written to update the resource estimation for the Red Bird Property and was requested by Bill Pfaffenberger, President and CEO of Torch River Resources. It represents an update of previous NI 43-101 reports the most recent of which was completed by G.H. Giroux and Ron Parent in August 2007. This update includes the results from 10 diamond drill holes totalling 2,645 m completed by Torch River in 2007. These 10 holes were all drilled in the western part of the Main Zone to infill gaps within the previous drill campaigns.

- The Red Bird molybdenum property consisting of 3 mineral claims totalling 1,256 ha is located 133 km southwest of Burns Lake and 105 km north of Bella Coola in west central British Columbia. The property boarders on Tweedsmuir Park, but the resource is located south of the Park Boundary and as a result can be exploited.

- The property was first staked in 1937 with several claims located near Red Bird Mountain. Phelps Dodge prospected the area in 1958 and staked the property in 1959. Geologic mapping, trenching and geophysical surveys were completed from 1960 to 1962 with the first drilling stated in 1963. By 1966 Phelps Dodge had completed 58 diamond drill holes totalling 13,807 m. Phelps Dodge also constructed a 17.7 km road east of the property to connect with the mouth of Bone Creek at Eutsuk Lake. In 1967 Ashfork Mines Ltd., a subsidiary of Phelps Dodge, completed 3,544 m of diamond drilling in 15 holes. During 1968 Ashfork drilled an additional 2 holes totalling 286 m and completed 1,005 m of trenching. In 1979 Craigmont Mines Ltd. optioned the property from Phelps Dodge and complete 9,090 m of diamond drilling in 36 holes. The aim of this program was to better define the main zone located along the northern contact of the quartz monzonite stock. In 1980 Craigmont tested the southeast and southwest zones with an additional 4,881 m in 22 diamond drill holes. A resource estimate was completed in 1980 by N. Vollo for Craigmont and a preliminary economic appraisal was completed in 1981 by N. Farnsworth.

- The Red Bird deposit is associated with an Eocene quartz monzonite porphyry stock that intrudes predominantly pyroclastic volcanic rocks of the Upper Cretaceous Kasalka Group. The quartz monzonite porphyry that hosts the Red Bird deposit is an elliptical body roughly 1300 m long and up to 900 m wide.

- The Red Bird deposit consists of three zones of molybdenum mineralization labelled Main, Southwest and Southeast which are located around the outer margin of the quartz monzonite stock and in adjacent wall rocks. Mineralization occurs as molybdenum within quartz veinlets with the best grades located in banded veins where molybdenite is concentrated along the vein walls. Quartz veinlets and fracture coatings within Biotite Hornfels near the stock contact also contain significant amounts of molybdenum, chalcopyrite and pyrite.

- A re-sampling program of Craigmont drill core was completed by Torch River during August 2005. This program was supervised by A. Kikauka, P.Geo. A total of 1,569

sections of ½ drill core were re-sampled and analyzed for molybdenum and copper and a multi element ICP package.

- Field exploration in 2007 consisted of 130 soil samples over the Main Zone.

- In the summer of 2007 Torch River, under the supervision of A. Kikauka, P.Geo., completed a drill program consisting of ten diamond drill holes totalling 2,645 m. The holes were collared from 2 sites located on the east side of Big Creek in an area where the west extension of the Main Zone molybdenite mineralization occurs. Drill core was sampled for Mo, Cu and Ag.

- The 2007 drill assays were added to the data base of historic holes, 2005 re-sampled holes and 2006 drilling. A total of 10 Mo assays were capped at 0.33 % Mo and 12 Cu assays were capped at 0.49% Cu. A geologic three dimensional model was constructed from cross sections and 3 mineralized zones; Main, Southwest and Southeast were formed. Uniform 5 m down hole composites were produced for Mo and Cu within these mineralized solids.

- Semivariograms were reviewed based on the additional data. Pairwise relative semivariograms were produced on 5 m composites and showed a geometric anisotropy for both Mo and Cu elongated in the E-W direction. The maximum range for Mo was increased in all directions over the model used in the 2006 estimate.

- A block model of blocks 20 x 20 x 10 m was superimposed on the mineralized zones and Mo and Cu were interpolated into the blocks using ordinary kriging.

- The results were classed as indicated and inferred at this time due to lack of original Phelps Dodge assays and the drill hole spacing. No economic evaluation has been done on this resource and as a result no comment can be made regarding an economic cutoff grade. Using a cutoff established in the 1981 study of 0.03% Mo a total of 88.2 million tonnes at an average grade of 0.061 % Mo are classed indicated while an additional 63.4 million tonnes averaging 0.055 % Mo are classed inferred. This represents an increase of 103 % on indicated tonnes and 93 % on indicated contained pounds of Mo over the 2006 estimate. The inferred tonnes have decreased by 10% with inferred contained Mo decreasing by 15%.

- A preliminary economic assessment is recommended. The current block model resource should be given to a Mining Engineer for a preliminary mine design using reasonable metal prices and costs. In addition to optimizing open pits over the various zones the possibility of underground extraction should be investigated. The property should also be evaluated with regards to possible locations of mill site, waste rock dumps and tailings pond areas in light of the close proximity to Tweedsmuir Park. Possible road access should also be looked into as well as environmental and social concerns. Recommendations are also made for infill drilling on near surface higher grade targets to increase the confidence in potential starter pit areas. This program is estimated to cost $1,500,000.

2.0 INTRODUCTION AND TERMS OF REFERENCE

Red Bird Resources Ltd., a private Alberta company (President, Daniel R. Davis) and Fundamental Resources Corporation, a private BC company (President William E. Pfaffenberger) have entered into a joint venture agreement to develop the Red Bird property. Torch River Resources Ltd. has an option agreement with Red Bird Resources Ltd. to develop the property. This property, situated at Haven Lake in west central British Columbia, was extensively explored by Phelps Dodge Corp. and a subsidiary company in the 1960's and by Craigmont Mines Ltd. in 1979 and 1980. During 2007 Torch River completed a 10 hole diamond drill hole program totaling 2,645 m within the western part of the Main Zone. A total of 144 diamond drill holes have defined a significant and potentially economic molybdenum resource associated with an Eocene age quartz monzonite porphyry intrusion.

This report presents an update to the preliminary resource estimation for the Red Bird Porphyry Mo/Cu Deposit established in 2005 (Giroux, et. al., 2006) and updated in August 2007 (Giroux, et. al., 2007). The drill holes completed in 2007 were within the western part of the Main Zone. Geological descriptions and historical programs are repeated from an earlier report written by D. MacIntyre (MacIntyre, 2005). Sections of earlier reports that have not changed are repeated in their entirety for completeness.

This technical report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 and is intended to be used as supporting documentation to be filed with the Alberta Securities Commission, the British Columbia Securities Commission and the TSX Venture Exchange. Information used in the preparation of this report includes a number of internal company reports prepared by Craigmont Mines Limited detailing diamond drilling results and a preliminary economic analysis of the subject property completed in 1979 and 1980. These reports, which were not filed in support of assessment work requirements in the province of British Columbia, are not readily available to the public. These unpublished reports and maps provide detailed geologic information on Craigmont's 1979 and 1980 diamond drilling program which was subsequently used to do an internal resource calculation and preliminary economic potential assessment for the Red Bird deposit. Citations for these and other internal company reports are contained in the Reference section of this report.

The 2007 drill program was carried out by Torch River under the supervision of QP Andris A Kikauka, P Geo. The program consisted of the completion of 10 core holes for an aggregate length of 2,645 metres during the period July – September, 2007. The resource estimation was completed by G.H. Giroux, P.Eng. Mr. Giroux has visited the property on August 16-17, 2007.

Units of measure in this report are metric; monetary amounts referred to are in Canadian dollars.

3.0 RELIANCE ON OTHER EXPERTS

This report is based on a review and digital compilation of available historical data, including detailed diamond drill hole logs for 57 holes completed by Craigmont Mines Ltd. in 1979 and 1980. Drill hole logs for the 76 drill holes done prior to 1979 by Phelps Dodge Corporation and Ashfork Mines Limited (a subsidiary of Phelps Dodge) were not available at the time this report was written. Phelps Dodge assays were shown on cross sections as long composites through the mineralized zone. The results of this drilling were incorporated into the resource calculations and economic potential assessments done by Craigmont in 1980 and 1981. For this study the Phelps Dodge composited assays were used for the resource estimate but not for the semivariogram interpretation. The authors also had access to detailed drill hole sections which showed both Craigmont and earlier drill hole results.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Red Bird molybdenum property consists of three mineral claims situated in the Skeena Mining Division of west central British Columbia 133 kilometres southwest of Burns Lake and 105 kilometres north of Bella Coola (Figure 1). The property covers an area of 1,256.3 hectares between latitudes 53°16'39" to 53°18'16" North and longitudes 126°59'10" to 127°3'39" West (Universal Transverse Mercator NAD83 coordinates 5905047 to 5908034 North and 629255 to 634234 East) in NTS map-area 93E/6 (see Figure 2).

As shown on Figure 2, parts of the Red Bird mineral claim are truncated by the boundary of Tweedsmuir Park. This park is a designated protected area that excludes all industrial activities including mineral exploration and development. The remaining claim area is open to mineral exploration and development. In the Haven Lake area, the park boundary corresponds to the drainage divide between the coast and interior watersheds. This drainage divide is also the boundary between the Omenica and Skeena Mining Divisions. All previous resource estimates of molybdenum bearing mineral zones made by Craigmont Mines Limited in 1980 and 1981 are located on the Red Bird mineral tenure (Figure 2) and, with the exception of the easternmost tip of the main (northern) zone, are not located in Tweedsmuir Park.

Table 1
List of mineral tenures and expiry dates, Red Bird property.

Claim Name Record No.	Hectares*	Mining Division	Record Date	Expiry Date
501914	405.968	Skeena	Jan. 12, 2005	July 7, 2016
510491	811.716	Skeena	April 9, 2005	July 7, 2016
513729	38.65	Skeena	June 4, 2005	May 31, 2016

The Red Bird claims are registered to W.E. Pfaffenberger, director of Fundamental Resources Corp.(Free Miners Certificate No. 143363). At the time of writing the claims had not been legally surveyed. Red Bird Resources Ltd., a private Alberta company (President, Daniel R

Davis) and Fundamental Resources Corporation, a private BC company (President William E Pfaffenberger) have entered into a joint venture agreement to develop the property.


132°W
130°W
128°W
126°W
124°W
122°W
120°W
55°N
54°N
53°N
52°N
51°N
50°N
49°N
Red Bird
British Columbia
Pacific Ocean
Legend
Cities
Lakes
Parks
Roads
Red Bird Property
0
200 km
Fig. 1 - General Location Map

Figure 1. Location of the Red Bird property.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Red Bird claim is located north of Haven (Bone) Lake and southwest of Red Bird Mountain (Figure 2). Haven Lake is 5 kilometres southeast of Eutsuk Lake. Access to the property is via float plane in June-October and by helicopter in winter. Float plane access is available from Nimpo Lake and Bella Coola located south of the property and from Burns Lake or Houston northeast and north of the property. In 1966, Phelps Dodge built a 17.7 kilometre access road which connects to Eutsuk Lake via the Bone Creek valley. This road is badly overgrown and is within Tweedsmuir Provincial Park, as is most of Eutsuk Lake. At the same time, an airstrip was built near Eutsuk Lake and a barge was used to haul equipment and supplies from a logging road that connects to Vanderhoof on Highway 16 or Quesnel on Highway 97. Both of these communities are on major rail lines. If the Red Bird property should advance to the mining stage, this access route would probably be the most economic. This assumes that the provincial government would allow road construction through Tweedsmuir Park. An alternative access route would be to build a new road from the property westward down Salahagen Creek to connect to a network of logging roads in the Kimsquit River valley, a distance of less than 20 kilometres. These logging roads connect to tidewater at the head of the Dean Channel where a shipping facility could be built. This alternate access route does not involve crossing parks or designated environment conservancy areas but would involve road construction and maintenance through a narrow, steep-sided mountain pass with a high avalanche risk.

If the Red Bird property should ever advance to the mine development and production stage, the nearest source of hydroelectric power generation would be at Alcan's Kemano power station which is located 68 kilometres northwest of the property (Figure 1).

The Red Bird property has cool to cold, moderately wet winters and warm relatively dry summers. Total yearly precipitation on the property is estimated at between 89-114 centimetres (35-45 inches). At higher elevations of 1,300 to 1,700 meters above sea level, work could be carried out between June and October, whereas heavy snowfall and cold weather would hamper activity in the winter months.

The Red Bird property is located near the eastern edge of the Coast Mountains where the topography is characterized by steep mountain peaks bounding narrow, glacier carved valleys. Radial drainage patterns are common and the primary vegetation is a mixture of fir, hemlock, cedar and spruce. Further eastward the physiography changes to the rolling hills and broad valleys typical of the Interior Plateau. The climate here is more arid and the vegetation is predominantly pine, much of which has been killed by an uncontrolled infestation of the mountain pine beetle.

FIGURE 2 : CLAIM MAP


FIGURE 2 : CLAIM MAP
93E.034
332561
93E.035
93E.036
RED BIRD CLAIMS
Tweedsmuir Park (North)
510491
501914
93E.024
93E.025
93E.026
556146
93E.014
93E.015
93E.016
0
2
4 km.
Map center: 53°15' N, 127°5' W.
Fort St. John
Terrace
Williams Lake
Revelstoke
Vernon
Vancouver
Trail
Victoria
Legend
Indian Reserves
National Parks
Parks
Mineral Tenures (Mineral - LRDW)
Mineral Claim
Mineral Lease
Reserves (Mineral - LRDW Sites)
Placer Claim Designation
Placer Lease Designation
No Staking Reserve
Conditional Reserve
Release Required Reserve
Surface Restriction
Recreation Area
Others
Mining Division (MTO)
Survey Parcels
BCGS Grid
Contours (1:250K)
Contour - Index
Contour - Intermediate
Areas of Exclusion
Areas of Indefinite Contours
Annotation (1:250K)
Transportation - Points (1:250K)
Airfield
Anchorage - Seaplane
Ferry Route
Heliport
Seaplane Base
Air Field
Airport
Air Feature - Condition Unknown
Scale: 1:115,141
This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

6.0 HISTORY

The first indication of mineral exploration on the Red Bird property was in 1937 when several claims were located near Red Bird Mountain. Phelps Dodge prospected the area in 1958, and located the CAFB claims in 1959. From 1960 to 1962 work consisted of geological mapping, trenching and geophysical surveys. Drilling started in 1963 and by 1966 a total of 13,807 metres (45,286 feet) of diamond drilling in 58 holes had been completed. In 1966, an access road was constructed from Haven Lake (1,041 metres elevation) to the main mineral zone at 1,460 metres elevation and a 17.7 kilometre (11 mile) road was constructed east of the property to connect to the mouth of Bone Creek at Eutsuk Lake. A ferry service across Eutsuk Lake gave access to the existing forestry road network. A 762 metre (2,500 feet) airstrip was also constructed near the eastern terminus of the Bone Creek access road. In 1967, Ashfork Mines Limited (a subsidiary of Phelps Dodge) did 3,544 metres (11,624 feet) of diamond drilling in 15 holes and this was followed in 1968 by an additional 286.5 metres (940 feet) of diamond drilling in 2 holes plus 1,005 metres (3,300 feet) of crawler dozer trenching and blasting. The property remained dormant until 1979 when Craigmont Mines Limited optioned the property from Phelps Dodge. In 1979, Craigmont did 9,060 metres of diamond drilling in 36 holes. The purpose of this drilling was to improve the definition of the main zone located along the northern contact of the quartz monzonite stock. In 1980, Craigmont did an additional 4,881.40 metres of diamond drilling in 22 holes. The purpose of this drilling was to better define the extents of the southeast and southwest zones intersected in the earlier work by Phelps Dodge. Drill hole locations, surface projections of zones of high (>.10%) and low (0.05-1.0%) grade MoS_2 mineralization and Craigmont's proposed pit outlines are shown on Figure 3. Drill hole intersections for the 1979-1980 Craigmont drilling (Holes 73 to 131) were converted to digital format by the writer. In 1979 and 1980, Craigmont did preliminary resource estimates using the 1979-1980 drill information and previous drill results from Phelps Dodge. Detailed cross sections were plotted manually and mineable blocks were defined on the basis of the drill hole information. An initial resource estimate was done by N.B. Vollo, P.Eng. in 1980. This estimate was based on 3 separate zones amenable to open pit mining - the main, southeast and southwest zones (Figure 3) plus a part of the main zone that could be mined from underground. Vollo's resource estimate distinguished between relatively high grade blocks with grades greater that 0.10% MoS_2 and a lower grade resource with grades between 0.05%-0.10% MoS_2. These estimates were recalculated in 1981 by computer and the results were incorporated into a preliminary economic appraisal of the property (Farnsworth, 1981). Both Vollo's and the computer generated resource estimates are shown in the following table taken from Farnsworth's preliminary economic appraisal (Farnsworth, 1981).

Table 2.
Craigmont Mines Ltd. Red Bird Property, Historical Resource Estimates (Farnsworth, 1981)

Zone	N.B. Vollo's resource calculation (1980)						Computer Estimate Farnsworth, 1981	
	>0.10% MoS_2		0.05-0.10% MoS_2		Total		Above 0.05% MoS_2cut-off	
	tonnes	grade	tonnes	grade	tonnes	grade	tonnes	grade
Main Pit	12,650,000	0.20	3,800,000	0.08	16,450,000	0.17	39,981,000	0.121
SW Pit	14,400,000	0.18	7,700,000	0.09	22,100,000	0.15	21,586,000	0.13
SE Pit	6,700,000	0.14	4,800,000	0.08	11,500,000	0.11	19,910,000	0.097
Sub total	33,750,000	0.18	16,300,000	0.08	50,050,000	0.15	81,477,000	0.118
Main UG	30,350,000	0.16	21,200,000	0.08	51,550,000	0.13	-	-
Total	64,100,000	0.17	37,500,000	0.08	101,600,000	0.14	81,477,000	0.118

UG=underground; all grades are given as weight percent MoS_2

Grade and tonnage figures quoted for the Red Bird property are referenced from previous work (Craigmont Mines Ltd Annual Report, 1980). These dated grade and tonnage estimates may not be in accordance with current National Instrument 43-101 regulations. However, the Red Bird grade and tonnage figures released by Craigmont Mines in 1980 were in accordance with relevant CIM definitions for their date.

According to Farnsworth (1981) "the computer estimate resulted in considerably higher open pit tonnages at lower grades than did N.B. Vollo's estimate. Vollo's estimate was manually derived from two-dimensional sections. The computer estimated reserves to a 0.05% MoS_2 cut-off on a three-dimensional basis. The influence of each block on another block within a zone of influence was weighted by the inverse of the distance squared – kriging was not used." (Farnsworth, 1981, page 9). As shown in Table 2, no computer estimates were done for parts of the main zone that could be mined by underground methods.

The preliminary economic appraisal done by Farnsworth in 1981 calculated a project rate of return of 8.0% based on a 10,000 tonne per day, 23 year mine life. Some of the key parameters used in this appraisal are listed below. All of the resource calculations and economic appraisals available for the Red Bird property were done internally by Craigmont Mines Limited staff. To the writers knowledge no other resource calculations exist for the Red Bird property.

The Red Bird property was apparently the subject of a compensation package offered to Phelps Dodge Corporation by the Province of British Columbia. The writer has no information regarding the details or reasons for this compensation.

The Red Bird property was restaked by Andris Kikauka as agent for W.E. Pfaffenberger, director of Fundamental Resources Corporation, a private company, on May 7, 2003.

Table 3.
Parameters used in a preliminary economic appraisal of the Red Bird deposit (Farnsworth, 1981).

Resource size and grade	81.5 million tonnes, average grade 0.118% MoS_2, 0.05% MoS_2cutoff grade
Mining method	3 open pits
Overall stripping ratio	1.90:1
Overall Head Grades	0.118% $MoS_2$and 0.078% Cu
Recoveries	80% for Mo, 65% for Cu
Metal Prices (1981 U.S.$)	Mo $8.50 (1981-89) $12.25/lb (1990 on); Cu $1.25/lb (1981 on)
Exchange rate ($CDN per $1.00 U.S.)	$1.11 (1981-89); $1.05 (1990 on)
Mining cost per tonne mined	$0.96
Capital cost	$221 million

In July 2003, Andris Kikauka, P.Geo. on behalf of Fundamental Resources Limited visited the Red Bird property and quarter split and sampled 101 metres of drill core from holes 79-95 and 79-96 (Kikauka, 2004). These holes were drilled to the north and cut through the steep dipping Main zone that occurs along the northern contact of the quartz monzonite porphyry stock. A total of 21 samples (all 5 metre lengths except one 1 metre length) were submitted for 47 element ICP analysis. This work was done by ALS Chemex laboratories in Vancouver, B.C., a reputable and well established analytical laboratory. This resampling of core confirmed the MoS_2 grades reported by Craigmont Mines Limited in their drilling logs for these holes. It also confirmed the concentric zonation of higher Mo values within the contact zone of the stock and increasing Cu values in the biotite hornfels surrounding the stock. The ICP analyses also showed elevated strontium-rubidium-cerium values possibly associated with the occurrence of apatite and to a lesser extent, rutile and sphene. In addition to resampling core, Kikauka submitted two samples from drill hole 79-95 to Vancouver Petrographics for analysis.

During the 2006 field season Scott Geophysics Ltd. was contracted to complete a limited Induced Polarization (IP) study and Magnetometer survey on the Red Bird Property (Scott, 2006). A total of 6.7 km of IP and Magnetometer survey was completed on six north-south lines (see Giroux, et. al. 2007). Also during the 2006 field season soil geochem samples were taken at 50 m spacing along the lines used for the geophysical surveys. A total of 143 soil samples were collected and run for 30 element ICP. A 500 gram sample was digested with 3 ml of agua regia and diluted to 10 ml with water. This leach is partial for Mn, Fe, Ca, P, La, Cr and Mg and limited for Na, K and Al.

The results from the 2005 re-sampling of historic drill core and 2006 drill programs resulted in a 43-101 compliant resource summarized as follows (Giroux, et.al., 2007):

Table 4: Redbird Resource using 2006 drill program

	Mo Cutoff	Tonnes> Cutoff	Grade>Cutoff		
	(%)	(tonnes)	Mo %	Cu %	Pounds Mo
Indicated	0.03	43,340,000	0.064	0.066	61,200,000
Inferred	0.03	70,480,000	0.058	0.070	90,100,000



632000 m
632500 m
633000 m
5908000 m
5907500 m
5907000 m
5906500 m
Tweedsmuir Park
Main Zone
SW Zone
E Zone
Legend
drill holes - Craigmont (1979-80)
drill holes - Phelps Dodge (1963-68)
surface projection >0.1% MoS2
surface projection 0.05-0.1% MoS2
proposed pit outline (Craigmont, 1981)
quartz monzonite porphyry
park boundary
overgrown exploration roads
Red Bird Property
0
500 m
Figure 3 - Drill Hole Plan

Figure 3. Drill hole plan and proposed open pits, Red Bird property.

7.0 GEOLOGICAL SETTING

The regional geologic setting of the Red Bird property, taken from the most recent British Columbia Geological Survey compilation (Massey et. al., 2003), is shown on Figure 4. The principal geologic units shown on this map are summarized in Table 5. As discussed previously, the Red Bird deposit is associated with an Eocene quartz monzonite porphyry stock that intrudes predominantly pyroclastic volcanic rocks. These rocks have been mapped as part of the Upper Cretaceous Kasalka Group. A major east to southeast trending fault along Bone and Salahagen creeks juxtaposes Kasalka Group rocks against older Lower Jurassic volcanic rocks of the Telkwa Formation. Uplifted fault blocks north of the property apparently contain Middle Jurassic Smithers Formation and Lower Cretaceous Skeena Group volcanic rocks. These fault blocks are in contact with an east trending quartz monzonite stock that is correlated with the Late Cretaceous Bulkley Plutonic Suite. Although the writer did not do any mapping in the vicinity of the deposit, examination of drill core suggests that the quartz monzonite porphyry is intruding Telkwa Formation tuffs and not the younger Kasalka Group. The latter is characterized by hornblende-feldspar phyric andesite flows and lahars and these lithologies were not observed in the drill core examined by the writer. On the other hand, lapilli and lithic tuffs in the drill core are typical of lithologies that characterize the Telkwa Formation.

Table 5
Table of Formations

Unit ID	Age	Unit Name	Description
ENqm	EOCENE	NANIKA PLUTONIC SUITE	quartz monzonite porphyry
LKB	LATE CRETACEOUS	BULKLEY PLUTONIC SUITE	quartz equigranular hornblende quartz diorite monzonite, biotite-
KK	UPPER CRETACEOUS	KASALKA GROUP	hornblende-feldspar porphyritic andesite flows and related pyroclastics, lahars, debris flows, breccias and epiclastic beds
lKSN	LOWER CRETACEOUS	SKEENA GROUP - MT. NEY VOLCANICS	basalt to andesite flows; lesser dacite flows, bladed-feldspar porphyry, tuff, breccia and conglomerate
mJHSvc	MIDDLE JURASSIC	HAZELTON GROUP - SMITHERS FORMATION	lapilli tuff, accretionary tuff
lJHT	LOWER JURASSIC	HAZELTON GROUP -TELKWA FORMATION	maroon, green and purple subaerial andesitic to dacitic feldspar phyric flows, pyroclastic and epiclastic rocks, augite phyric to aphyric basalt, breccia, welded tuff

The quartz monzonite porphyry that hosts the Red Bird Deposit is an elliptical intrusion roughly 1300 metres long and up to 900 metres wide (Figure 4). Drill intersections indicate that the northern contact of the stock dips steeply inward at an angle between 60 and 70 degrees.



28000 m
630000 m
632000 m
634000 m
636000 m
5910000 m
5908000 m
5906000 m
5904000 m
Lake
IKSN
LKB
mJHSvc
KK
ENqm
(1041 m.)
UHT
Bone
Qal - Quaternary cover
ENqm - Nanika Plutonic Suite
LKBqm - Bulkley Plutonic Suite
KK - Kasalka Group
IKSN - Skeena Group, Mt. Ney Volcanics
mJHSvc - Hazelton Group, Smithers Formation
UHT - Hazelton Group, Telkwa Formation
faults
mineral tenure
overgrown exploration roads
park boundary
Red Bird Property
0
2000 m
Fig. 4 - Regional Geology

Figure 4. Regional geologic setting of the Red Bird property.

The contact with the surrounding volcanic rocks is generally sharp but alternating intervals of tuff and porphyry in the drill core suggest numerous offshoots of the main body extend into the surrounding rocks. Volcanic rocks in contact with the stock have been metamorphosed to biotite hornfels.

Biotite from the main quartz monzonite porphyry stock has given K-Ar isotopic ages of 49.0+/-4.0 Ma and 50.0+/-4.0 Ma (Carter, 1981). These ages have been revised to 49.7+/- 4.0 Ma and 50.7+/-4.0 Ma using the current IUGS decay constants for K-Ar isotopic dating (Breitsprecher and Mortensen, 2004). Based on age and lithology this stock is correlated with the Eocene Nanika Plutonic Suite. The semi-circular intrusion just north of the property is also mapped as part of the Nanika Plutonic Suite. Several younger dykes cut the main quartz monzonite porphyry stock. These were recorded as felsite, rhyolite, feldspar porphyry, and andesite in the Craigmont drill logs. Only the andesite is clearly post-mineral.

8.0 DEPOSIT TYPE

The Red Bird deposit is classified as a low F type porphyry molybdenum deposit (L05) by the British Columbia Geological Survey Branch (Sinclair, 1995). The definitive geological characteristic of this deposit type is the occurrence of molybdenite bearing quartz veinlet stockworks and fractures in high level, K-feldspar-biotite or quartz-sericite-+/-kaolinite altered, intermediate to felsic intrusive rocks and associated country rocks. Intrusions are often multi-phase calcalkaline bodies that range from quartz monzonite to granite in composition. The Eocene Nanika Plutonic Suite is predominantly quartz monzonite in composition and the source magmas are interpreted to be calc-alkaline in composition. The generally accepted genetic model for this deposit type is one in which large volumes of high pressure, highly saline magmatic fluids transport Mo and other metals from a crystallizing and differentiating magma into zones of intense fracturing and brecciation in the outer carapace of the source intrusion and, to a lesser extent, into surrounding country rock. Some examples of this deposit model and their grades and tonnages are listed in Table 6.

Table 6
Some examples of Porphyry Mo (Low F Type) deposits

Deposit	Location	Size (million tonnes)	Grade %Mo
Adanac	B.C.	94	0.094
Kitsault	B.C.	108	0.115
Glacier Gulch	B.C.	125	0.151
Endako	B.C.	336	0.087
Red Mountain	Yukon	187	0.100
Thompson Creek	Idaho	181	0.110
Quartz Hill	Alaska	793	0.091
Compaccha	Peru	100	0.072

Source: Sinclair, 1995.

9.0 MINERALIZATION

Exploratory work to date has shown that the Red Bird deposit is comprised of three zones of molybdenum concentration referred to as the Main, Southeast and Southwest zones (Figure 3). These zones occur in the outer margin of an elliptical quartz monzonite stock and adjacent wall rocks and are characterized by the occurrence of molybdenite in quartz veinlets with the best grade found in banded veins where molybdenite is concentrated along the vein walls. According to Sutherland Brown (1966) several generations of veins are present suggesting repeated episodes of fracturing and escape of magmatic fluids during crystallization and differentiation of the quartz monzonite stock. Beyond the main zones of molybdenite concentration there is an increase in the number of barren quartz veinlets interspersed with veinlets that contain pyrite and molybdenite. Craigmont did not sample core from the central part of the stock even though molybdenite bearing quartz veinlets are clearly visible in the core. It appears that their focus was the zone of molybdenite concentration found in the contact zone of the stock.

Quartz veinlets and fracture coatings within biotite hornfels near the stock contact also contain significant amounts of molybdenite, chalcopyrite and pyrite. Within the Biotite hornfels that surrounds the stock, quartz veinlets and pyritic fracture coatings have sericitic alteration envelopes, generally on the order of 1 to 2 centimetres in width. Minor galena, sphalerite, fluorite and calcite has also been reported but was not observed in the drill core examined by the writer.

In the main zones of molybdenite concentration at least three generations of barren quartz veins are recognized, all of which predate mineralized veins. At least three stages of quartz-molybdenite-pyrite mineralization are also recognized with the most prominent and economically important being banded quartz veinlets that locally have a drusy texture. A final stage of quartz veinlets with minor pyrite may also be present (Sutherland Brown, 1966).

The Red Bird deposit is also reported to contain coarse grain apatite, minor rutile and sphene. Calcite is present in the quartz veins (natural acid buffer) and the Red Bird porphyry molybdenite deposit contains low total sulphide (approximately 0.5-1.5%). Lower total sulphides result in less acid rock drainage from mine waste compared to high sulphide tailings. In addition to naturally buffered mine waste, the Red Bird molybdenite deposit contains relatively low As, Bi, Cd, Pb, and/or Sb values, which if present in appreciable quantity, could devalue the concentrate.


Section 10000E
Main Zone
Quartz Monzonite Porphyry
SW Zone
Section 9800N
SE Zone
Section 9700N
Legend
drill hole collar
not assayed
<0.05% MoS2
0.05-0.10% MoS2
0.10-0.20% MoS2
>0.20% MoS2
contact
Red Bird Property
0
200 m
Fig. 5. Craigmont drill hole plan

Figure 5. Craigmont drill hole plan showing significant MoS2 intersections.

10.0 EXPLORATION

In 2007, a total of 130 soil samples were taken at 50 m intervals along 6.5 km along north trending grid tie-lines (spaced 200 m apart) covering the 2006 geophysical IP survey cut lines. Soil samples were taken with a grub-hoe from a depth of 20-35 cm. The soil horizon is fair to moderately well developed in the grid area and the soil sample material is considered 'B' horizon with the exception of soil samples taken above tree line which are considered 'C' horizon (talus fines or weathered parent material). Soil samples were placed in marked kraft envelopes and

shipped to Pioneer Labs, Richmond, B.C element ICP geochemical analysis and subsequent assay for Mo. Select higher grade soils were re-sampled and 10 soil samples were shipped to ALS Chemex Labs, N Vancouver, BC for 48 element ICP (see Table 7). Lines were surveyed with Garmin C60 GPS, hip chain and compass. Flagging and aluminium tags were used to mark stations at 50 m intervals. Slope correction distance was adjusted with the use of clinometer readings.

Table 7
Duplicate geochem samples sent to Pioneer and Chemex

Grid Coordinates	Pioneer Assay (Mo)	Chemex Assay (Mo)	Pioneer Assay (Cu)	Chemex Assay (Cu)
10600E 10150N	.541 %	.212 %	.125 %	.146 %
10600E 10200N	.103 %		.095 %	
10600E 10250N	.298 %	.194 %	.074 %	.088 %
10600E 10300N	.087 %		.043 %	
10600E 10350N	.221 %	.250 %	.098 %	.088 %
10600E 10400N	.240 %	.269 %	.089 %	.071 %
10600E 10450N	.221 %	.258 %	.107 %	.106 %
10600E 10500N	.114 %		.157 %	
10600E 10550N	.334 %	.332 %	.087 %	.146 %
10600E 10600N	.291 %	.272 %	.055 %	.054 %


TORCH RIVER RESOURCES LTD. RED BIRD PROJECT
Mo/Cu GEOCHEMICAL ANALYSIS OF 'B' HORIZON SOIL
>2000 ppm Mo
>1000 ppm Mo
>1000 ppm Cu
10,600 N
10,500 N
10,400 N
10,300 N
10,200 N
10,100 N
10,000 N
9,900 N
L 10,600 E
L 10,400 E
L 10,200 E
L 10,000 E
L 9,800 E
Mo/Cu ppm
MAIN ZONE
0
100
200 m
Soil samples taken at a depth of 20-30 cm along N-S trending tie lines at 50 meter spacing and 200 meter line spacing, listing Mo/Cu values in ppm (reference: Pioneer Labs, Richmond BC, geochemical analysis certificate 2070779 & 2070835)

Figure 6: 2007 Soil sample results for Mo and Cu at Red Bird

11.0 DRILLING

11.1 Historic Drilling (from MacIntyre, 2005)

As described in a previous section, Phelps Dodge Corporation and Ashfork Mines Limited, a subsidiary of Phelps Dodge completed 75 drill holes on the Red Bird property totaling 17,637 metres between 1963 and 1968. These core boxes are currently stacked at the eastern edge of an overgrown clearing approximately 150 metres northeast of the old camp site. Core boxes have lids and are bound with wire. Each box has an embossed aluminum tag identifying the hole and core interval contained in the box. The writer did not examine the Phelps Dodge/Ashfork core and there are no drill logs or analytical reports available for this drilling.



Section 10200 East
0
50 m
79-85
79-86
79-90
79-96
79-107
1600 m
1500 m
1400 m
1300 m
Drill holes (Craigmont, 1979)
not assayed
<0.05 MoS2
0.05 - 0.10 MoS2
0.10 - 0.20 MoS2
> 0.20 MoS2
quartz monzonite porphyry
hornfelsed tuff
Section prepared by
D.G. MacIntyre from
Craigmont Mines Ltd.
drill logs.

Figure 7: Drill hole section 10200 E, Main Zone. See Figure 5 for section location.

Craigmont Mines Limited drilled an additional 13,941.40 metres in 58 holes between 1979 and 1980. This core is currently stored in a core rack next to the Phelps Dodge/Ashfork core

described above. Although the core rack is tilted and many of the core boxes are wedged in and cannot be extracted without repairing the core rack, most boxes have metal tags that identify the drill hole and sample interval. Hand written drill hole logs describing the rock type, mineralization, sample numbers, sample interval and percent MoS_2 and Cu are available for all of the drill holes completed by Craigmont. Figure 5 shows the location of drill holes and results of the Craigmont drilling. Figures 7, 8 and 9 are drill sections through the Main, Southwest and Southeast zones respectively. The location of these sections is shown on Figure 5. The writer generated Figures 5 and 10 to 12 by converting handwritten drill hole logs to digital format, plotting the drill holes as 3D lines in AutoCad using a plotting script program and importing the line and attribute data for each drill hole into Manifold GIS 6.0 for presentation.



Section 9800 N
0
50 m
122
130
123
125
1300 m
1200 m
1100 m
1000 m
Drill Holes (Craigmont 1979,80)
not assayed
<0.05% MoS2
0.05-0.10% MoS2
0.10-0.20% MoS2
>0.20% MoS2
quartz monzonite porphyry, aplite
hornfelsed tuff
Section prepared by
D.G. MacIntyre from
Craigmont Mines Ltd.
drill logs.

Figure 8: Drill hole section 9800N, SW zone. See Figure 5 for section location.


Section 9700N
0
50 m
119
108
109
116
1300 m
1200 m
1100 m
1000 m
Drill Holes (Craigmont 1979,80)
not assayed
<0.05% MoS2
0.05 - 0.10% MoS2
0.10 - 0.20% MoS2
>0.20% MoS2
quartz monzonite porphyry, felsite
feldspar porphyry
hornfelsed tuff
Section prepared by
D.G. MacIntyre from
Craigmont Mines Ltd.
drill logs.

Figure 9: Drill hole section 9700N, SE zone. See Figure 5 for section location.

11.2 2006 DRILL PROGRAM

The 2006 drill program was carried out under the management of ResourceEye Services Inc. of Mission, B.C. The program consisted of the completion of 7 core holes for an aggregate length of 1,943 metres during the period July – August, 2006. Ron Parent, P. Geo., President and Chief Geologist of ResourceEye was the QP responsible for the program under contract to Torch River Resources for the period of time covered by the program.

The following table provides location and orientation information pertinent to the holes from the program. Details are provided in Giroux, et. al., 2007.

Table 8
List of 2006 Drill Holes

hole_id	utm_E_NAD83	utm_N_NAD83	elevation	true_azimuth	Inclination	total_depth
Main Zone						
RB06-132	632792.594	5907362.402	1,515.22	0	-65	443.50
RB06-133	632402.348	5907353.605	1,486.48	354	-60	434.30
Southeast Zone						
RB06-134	632818.5	5906822.63	1,285.83	81	-70	142.60
RB06-135	633002.11	5906836.8	1,311.62	90	-70	243.80
Southwest Zone						
RB06-136	632142.96	5906947.021	1,285.65	0	-45	167.03
RB06-137	632138.96	5906947.255	1,284.05	310	-45	250.20
RB06-138	632138.359	5906915.445	1,286.53	268	-55	261.52

11.3 2007 DRILL PROGRAM

In 2007 Torch River Resources Ltd completed an exploration program on Red Bird Mo-Cu porphyry Main Zone west extension. Diamond drilling was contracted (Neill's Mining Ltd, Victoria, BC) and a total of 8,679 ft (2,645.4 m) of NQTW core drilling was carried out from July to September 2007. A total of 10 drill holes (DDH 139-148) were collared from 2 sites located on the east side of Big Creek in an area where the west extension of the Main Zone molybdenite mineralization occurs (see Figure 10). In part due to rugged terrain, no previous diamond drilling had been carried out this area of Big Creek. There is no road access to these 2 drill sites and a helicopter was used to move the drill. Core sampling and logging of DDH 139-148 was supervised by Andris A Kikauka, P.Geo. A total of 1,310 split core samples taken were systematically split at 2 meter intervals for all core. The remaining 1/2 split core was returned to the box as an oriented specimen and placed back in marked core boxes. After the core was examined, photographed, and split, core boxes were labelled and stored. The core boxes were cross-stacked >1 m high for storage. Split core samples were placed in marked poly bags and shipped to Pioneer Labs, Richmond, BC for 30 element ICP geochemical analyses, and samples that exceeded 2,000 ppm Mo were assayed. Split core samples exceeding 1,000 ppm Mo underwent geochemical analysis for Re (Chemex Labs, N. Vancouver, B.C.). A total of 131 split core samples were tested by Pioneer Labs Inc for specific gravity (every tenth sample).

Geological and geochemical data compilation has identified areas of interest, whereby potential exists for discovering additional economic concentrations of molybdenite close to the marginal phase of the Nanika quartz monzonite along its contact with the Telkwa Formation intermediate-felsic volcanic rocks. This is where the main zone of known molybdenite mineralization occurs. Molybedenite and chalcopyrite mineralization encountered in the Main Zone West Extension is related to a zone of stockwork quartz-carbonate-(anhydrite-Kspar) veining along a porphyritic quartz monzonite/hornfels andesite contact. The geology of the Main Zone West Extension is similar to the Main Zone mineralization located about 500 m to the east.

The following table lists survey data for 2007, Torch River Res drilling (UTM easting and northing taken using a Garmin 60Cx GPS- NAD 83 datum).


MAIN ZONE
N
SE ZONE
SW ZONE
2006 Drill Holes
2007 Drill Holes
Scale

Figure 10: Redbird Drill Hole Plan showing 2006 holes in red and 2007 holes in green.

Table 9
List of Drill Holes Completed in 2007

Hole	depth ft	Azimuth	Dip	Easting	Northing	Elevation	Depth m	Grid Easting	Grid Northing
139	1430	0	-90	632284	5907460	1445 m	435.9	9850	10300
140	820	340	-65	632284	5907460	1445 m	249.9	9850	10300
141	823	340	-50	632284	5907460	1445 m	250.9	9850	10300
142	1000	20	-65	632284	5907460	1445 m	304.8	9850	10300
143	710	20	-48	632284	5907460	1445 m	216.4	9850	10300
144	569	240	-60	632284	5907460	1445 m	173.4	9850	10300
145	632	280	-60	632284	5907460	1445 m	192.6	9850	10300
146	1080	160	-50	632345	5907650	1525 m	329.2	9911	10490
147	1010	160	-65	632345	5907650	1525 m	307.9	9911	10490
148	605	210	-60	632345	5907650	1525 m	184.4	9911	10490
Total = 8679						Total = 2645.4			

Significant base metal geochemical and assay results from Torch River Resources Ltd 2007 diamond drill holes (DDH) on the Red Bird Main Zone Western Extension are listed in Table 10.

Table 10
List of Significant intersections in 2007 Drill Program

DDH #	Interval(M)	Intercept(M)	Mo(%)	Cu(%)
139	336-368	32.00	0.040	
	424-468	44.00	0.053	
incl	424-430	6.00	0.168	
140	138-238	100.00	0.076	0.114
incl	218-238	20.00	0.093	
141	94-218	124.00	0.072	0.088
incl	114-152	38.00	0.112	
142	150-276	126.00	0.070	0.129
incl	170-208	38.00	0.093	
143	80-210	130.00	0.070	0.067
incl	160-180	20.00	0.091	
	200-210	10.00	0.112	
144	152-173.65*	21.65	0.040	0.058
145	30-44	14.00	0.045	0.040
	60-72	12.00	0.037	0.044
	92-110	18.00	0.051	0.047
	166-192**	26.00	0.060	0.084
146	4-116	112.00	0.065	0.058
incl	52-72	20.00	0.112	0.048
147	10-190	180.00	0.065	0.062
incl	50-102	52.00	0.085	0.080
148	10-156	146.00	0.058	0.081
incl	30-50	20.00	0.046	0.127
	50-68	18.00	0.070	0.085
	90-110	20.00	0.064	0.112

Note: * DDH 144 ends at 173.65 m depth **DDH 145 ends at 192 m depth

DDH 140-144 and 148 intersected a relatively higher Cu/Mo ratio than the other drill holes. Zones of chalcopyrite mineralization are principally hosted in hornfels andesite tuff/flows and to a lesser extent, porphyritic quartz monzonite. DDH 139, 146, & 147 intersected short intervals of hornfels, andesite, tuff/flows and mostly consisted of porphyritic quartz monzonite host rock. With a higher proportion of intrusive host rock, in DDH 139, 146, & 147 the Cu/Mo ratios were much lower than the other drill holes and the principal mineralization encountered was molybdenite with lesser chalcopyrite. All drill holes contained variable amounts of pyrite-chalcopyrite-molybdenite mineralization associated with quartz-carbonate-(anhydrite and K-feldspar) stockwork veining.

The Red Bird Mo-Cu porphyry is known to contain trace amounts of rhenium (Re) associated with molybdenite mineralization and to a lesser extent chalcopyrite, and rare bornite. The first drill hole drilled in 2006 (RB-06-132) was analyzed in detail (sample width @ 2 m. or 6.56 ft. for each of the 58 samples analyzed) for rhenium corresponding to the section which returned the best zone of molybdenite mineralization giving the following results:

DDH No.	From	To	Interval	Zone Name	Mo	Re
RB-06-132	270 m. (885.8 ft.)	386 m. (1,266.4 ft.)	116 m. (380.6 ft.)	Main	0.137 %	0.128 g/t

Rhenium geochemical analysis of 47 core samples were carried out on selected 2007 drill core intervals (94 of 2,645.4 meters). The two highest interval results were as follows:

DDH No.	From	To	Interval	Zone Name	Mo	Re
RB-07-139	392 m	394 m	2 m	Main-NW	0.389 %	0.397 g/t
RB-07-146	58 m	60m	2m	Main-NW	0.308 %	0.295 g/t

From the total 47 samples (each sample being a 2 metre interval), the selected samples (>0.1% Mo) returned an average geochemical analysis value of 125 ppb Re or 0.125 grams/tonne Re.

12.0 SAMPLING METHOD AND APPROACH

There is little information available concerning the sampling method and approach employed by Phelps Dodge and Ashfork Mines Limited during the first phase of drilling on the Red Bird property. Drill hole logs for the Craigmont drilling indicate that the core was sampled at 5 metre intervals although not all core was split and sampled. The 1979 drill holes were drilled at an angle to the north to intersect the Main zone at various depths. The 1980 drill holes were drilled at an angle to the west to intersect the Southwest and Southeast zones.

As an independent check on the grades reported in the Craigmont drill logs, D. MacIntyre collected several core samples during a visit to the property on July 7 and 8, 2004. A total of 11 samples were submitted to Eco-Tech Laboratory Limited, Kamloops, B.C., a certified analytical facility, for 28 element ICP analysis. Five grab samples of core from drill holes 79-84, 79-89 and 79-90 plus random chip samples from six 5 metre intervals in drill hole 79-93 were analyzed.

In the summer of 2005 a re-sampling program was undertaken by A. Kikauka on behalf of Torch River Resources. The quality of data is good for DDH 73-131 (BQ core drilled for Craigmont-Placer Dome, 197-80). The drill logs written by J.Murphy and N. Vollo for Craigmont in 1979-80 are of good quality (lithology, alteration, structure and mineralization correlate well with assay results). The core was well stored and relatively undisturbed and Torch River Resources Ltd carried out a resample of 1,569 previously assayed for MoS_2, split core samples. The core was laid out and checked with old drill logs and photographed with a high resolution digital camera. Phelps Dodge (1964-660 and Craigmont (1979-80) did not analyze for copper or silver. The molybdenum zone appears to be best developed in the white-grey coloured Eocene porphyritic quartz monzonite near the outer edges of the stock. The copper is best developed in the dark green-black Lower Jurassic intermediate-felsic tuff/hornfels which hosts the 1.0 to 1.3 km (elongated, circular) quartz monzonite stock.

2006 Drill Program

The sampling method used to process the NQ (47.6 mm diameter) core samples received from the drill site consisted of the following series of steps once the core was transported to the core shack from the drill:

1. The core depth markers were converted to meters and the boxes of core are marked with the interpreted depths of tops and bottoms of each run.
2. The core was logged by the geologist and marked for sampling. All sample intervals are 2 m or less. Sampled intervals are restricted by unique rock types. As most of the cored material consisted of quartz monzonite, > 95% of the samples obtained during the program were 2 m in length.
3. Prior to sampling the core was photographed in dry and wet state by digital camera.
4. The core was marked for sawing and cut along its axis using an electrical diamond bladed core saw. One half of the sample was returned to the box, the other half was bagged for shipment to the assay lab. One in every ten samples had its second half submitted for assay as a quality control sample Duplicate for QC_QA purposes.
5. A sample tag with two perforated duplicate numbered tags was filled out for each sampled interval. The original tag from the booklet was filed in a file folder at the field office. A copy was stapled to the inside of the core box and the other copy is put into the bag with the cut half of the sample. A record of the sample number and interval is also recorded in the sample log book.
6. The sample was then put into the sample bag along with the appropriate sample tag. The sample id and drill hole id and interval was written on the outside of the sample bag. The bag was then sealed with a plastic zip tie strap.
7. After sampling, the remaining core was photographed once again in dry and wet state by digital camera. The box was then closed securely and stacked in the core storage area.

2007 Drill Program

Torch River Resources Ltd 2007 diamond drill core sampling and logging was performed by contract (Mr. A. Kikauka, P.Geo., Geofacts Consulting, Sooke, BC). Sampling methods for DDH 139-148 are described as follows:

Diamond drill core boxes from the 10 drill holes were transported via helicopter to camp and laid out in sequence for visual inspection and photographic record. Geological and mineralogical data was recorded with visual observations in the form of drill log. The core was laid out in a manner whereby data for variance in mineral, alteration and structure could be recorded. The core depth markers were converted to meters and the boxes of core are marked with the interpreted depths of tops and bottoms of each run. The core was logged by the geologist and marked for sampling. All sample intervals are 2 m or less. Prior to sampling the core was soaked with water and photographed by digital camera. Prior to splitting core, the RQD (rock quality determination) was estimated as a percentage of pieces of core that exceeded 10 cm over a 2 metre run.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

No original analytical certificates are currently available for either the Phelps Dodge/Ashfork or Craigmont Mines Limited drilling and the identity of the analytical laboratories that did the analyses is unknown. Presumably the analytical work was done by a reputable laboratory following best practices applicable at the time. Resampling of the Craigmont drill core by Kikauka (2004) and check samples collected by D. MacIntyre were analyzed by reputable analytical laboratories and confirm the values recorded in the Craigmont drill hole logs. Check samples collected by the MacIntyre were placed in labeled plastic bags and shipped to the Eco-Tech Laboratory via Greyhound Courier Express. No duplicate check samples were submitted due to the small size of the sample shipment.

A 2005 program of geological and geochemical data was supervised by Mr. Andris Kikauka, P. Geo. on behalf of Torch River Resources Limited. A total 50 out of 58 diamond drill holes were re-logged and re-sampled. The diamond drilling was carried out during 1979 & 1980 by Craigmont Mines Ltd. (DDH 79-73 to DDH 80-131 for a total of 58 drill holes). All of the drill holes were re-sampled with the exception of the following holes which were not present in the core racks: DDH 79-84 to 86, 102, & 104 and DDH 80-126, 127. Samples were taken from 50 drill holes ranging in length from 1-10 meters and ranging from 7 to 66 samples per drill hole (mean value of 29.58 samples per drill hole). The drill core boxes were specifically designed to contain exactly 5 meters of core per box, thus most of the sampling was done in 5 meter intervals. Using a Nikon high resolution digital camera, hole ID and intervals (15 meter lengths) were recorded on photo by Brendan O'Leary. The split core intervals of all 50 drill holes were re-sampled to replicate Craigmont Mines diamond drill records (by J.D. Murphy and N.B. Vollo, 1979-80). Labelled (including from-to length in meters) plastic 12 X 20 inch bags and zap straps were used to ship each individual split core sample. All samples were shipped to Pioneer Labs for multi-element geochemical analysis. Rejects are stored and available for future geochemical and/or metallurgical work.

2006 Drill Program

Samples were transported securely to the lab from the site in the following manner:

- Haven Lake to Burns Lake via Ootsa Air Ltd. in a Beaver aircraft.
- Burns Lake to Pioneer Laboratories facilities in Richmond, BC via Bandstra Transportation Systems of Smithers, BC.

Pioneer Laboratories Inc. is an accredited British Columbia laboratory located in Richmond, BC. Pioneer Labs routinely performs assays for junior mining companies listed on the various Venture Exchanges.

Upon opening the samples at the lab, they are dried at 60 degrees Celsius, then crushed to -4 mesh and riffle split. 250 g of the riffle split crushed rocks is pulverized to 90 % -100 mesh prior to analysis. The samples were subjected to Multi-element ICP Analysis where a .500 gram split of the sample is digested with 3 ml of aqua regia, diluted to 10 ml with water. This leach is partial for Mn, Fe, Ca, P, La, Cr, Mg, and limited for Na, K and Al. Detection Limit for Au is 3 ppm.

The sampling, sample preparation, security and analysis were all undertaken by qualified personnel using industry standard and custom developed procedures. Pioneer Laboratories Ltd., of Richmond, BC is a reputable lab that performs analysis for NI 43-101 reporting issuers on a regular basis. ResourceEye Services Inc. has its own internal Quality Management System specially designed to provide additional quality control.

2007 Drill Program

A total of 1,310 split core samples taken were systematically split using screw vice core splitter at 2 meter intervals for all core. The remaining 1/2 split core was returned to the box as an oriented specimen and placed back in marked core boxes. After the core was examined, photographed, and split, core boxes were labelled and stored. The core boxes were cross-stacked >1 m high for storage.

One in every ten samples was replaced with a blank or a standard as a quality control sample for QC_QA purposes. A record of the sample number and interval is also recorded in the sample log book. The sample was then put into the sample bag along with the appropriate sample tag. The sample id and drill hole id and interval was written on the outside of the sample bag. The bag was then sealed with a plastic zip tie strap. After sampling, the core box was then closed securely and stacked in the core storage area.

Split core samples were placed in marked poly bags and shipped to Pioneer Labs, Richmond, BC for 30 element ICP geochemical analyses, and samples that exceeded 2,000 ppm Mo were assayed. Split core samples exceeding 1,000 ppm Mo underwent geochemical analysis for Re (Chemex Labs, N. Vancouver, B.C.). A total of 131 split core samples were tested by Pioneer Labs Inc for specific gravity (every tenth sample).

14.0 DATA VERIFICATION

As previously mentioned, the original analytical certificates for the drilling done by Phelps Dodge/Ashfork and Craigmont Mines Limited were not available to the writer. In order to verify the grades recorded in the Craigmont drill logs, MacIntyre collected 11 samples of core during a visit to the property July 7 and 8, 2004. Table 11 summarizes the results for Ag, As, Cu, Mo, Pb and Zn plus the corresponding Craigmont MoS_2 values for the interval sampled. The analytical results confirm the presence of moderate to high grade Mo in the drill core. Samples of hornfelsed tuff also contained significant Cu (5057 ppm) and elevated Zn (190 ppm) and Ag (10.9 ppm) values.

Table 11
Summary of 2004 results for drill core samples collected from the Red Bird property

Sample	Unit	Ag	As	Cu	Mo	Pb	Zn	Craigmont Results
79-90 52.2 m	QMP	<0.2	<5	55	17	6	20	not sampled by Craigmont
79-89 58.0 m	QMP	2.7	35	264	2498	<2	54	not sampled by Craigmont
79-84 122.2 m	QMP	0.4	<5	239	3402	2	9	0.33 MoS2
79-84 131.5 m	QMP	<0.2	<5	60	3292	4	20	0.23 MoS2
79-84 174.0 m	TUFF	5.1	<5	5057	67	<2	133	0.04 MoS2
79-93 290-295	QMP	0.7	<5	484	474	4	43	0.08 MoS2
79-93 295-300	QMP	0.2	<5	330	868	2	10	0.08 MoS2
79-93 300-305	QMP	0.4	5	333	833	6	15	0.14 MoS2
79-93 305-310	QMP	0.4	<5	432	932	2	10	0.08 MoS2
79-93 310-315	QMP/TUFF	5.5	20	937	519	8	61	0.11 MoS2
79-93 315-320	TUFF	10.9	40	2920	186	88	190	0.03 MoS2

All values in parts per million; QMP=quartz monzonite porphyry; TUFF=Biotite hornfelsed tuff
In 2005 a total of 1,569 samples were re-assayed by Pioneer Labs. A comparison of 1,554 original Craigmont Mo assays with the 2005 check samples is shown below in Table 12.

Table 12
Comparison of Craigmont Original Mo Assays with 2005 Check samples

	Craigmont Mo (%)	2005 Check Mo (%)
Number of Assays	1,554	1,554
Mean	0.060	0.053
Standard Deviation	0.047	0.043
Minimum	0.004	0.001
Maximum	0.390	0.489
Coefficient of Variation	0.77	0.81

The 2005 results compare well with the original Craigmont assays (see Figure 11). The two data sets have a correlation coefficient of 0.7485 with no indication of sampling bias.



Scatter Plot MO % - 2005 RE-ASSAYS
MO% 2005 RESAMPLE
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.7485 R
1554 N
0.00
0.05
0.10
0.15
0.20
0.25
0.30
0.35
0.40
0.45
0.50
MO% CRAIGMONT

Figure 11: Scatter Plot for Original **Craigmont Mo% Assays and 2005 Check samples**

2006 QA/QC

The quality assurance/quality control program completed in 2006 is described in detail in Giroux, et.al., 2007. The results of the QA/QC checks on the 2006 drilling showed the data was suitable for completing a resource estimate.

2007 QA/QC

In 2007, diamond drill core sampling was performed under the supervision of Andris A Kikauka, P Geo. In order to test accuracy and precision of Pioneer Lab results, one in every ten samples was replaced with a blank or a standard. Standards and blanks were obtained from another lab and inserted by the site geologist as a quality control sample for QC_QA purposes. Results from geochemical analysis of 69 standards and 71 blanks show minimal variance, suggesting there was adequate reliability of geochemical analysis results.



Blank Samples - Mo ppm
Mo (ppm)
Sample
Mo ppm

Figure 12: **Blank Samples assayed for Mo (ppm)**



Blank Samples - Cu ppm
Cu (ppm)
Sample
Cu ppm

Figure 13: **Blank Samples assayed for Cu (ppm)**


Standard - Mo ppm
1500
1400
1300
1200
1100
1000
900
800
700
600
Mo (ppm)
Sample
Mo ppm
Mean-2SD
Mean
Mean+2SD

Figure 14: **Standard assayed for Mo (ppm)**


Standard - Cu ppm
5000
4800
4600
4400
4200
4000
3800
3600
Cu (ppm)
Sample
Cu (ppm)
Mean-2SD
Mean
Mean+2SD

Figure 15: **Standard assayed for Cu (ppm)**

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15.0 ADJACENT PROPERTIES

There are no significant mineral properties in the vicinity of the Red Bird deposit. Most of the area around the Red Bird property is within Tweedsmuir Park and is not open to mineral exploration or development.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The preliminary economic appraisal of the Red Bird property prepared by Farnsworth (1981) references preliminary flotation testwork done by Placer Developments Metallurgical Research Centre in March 1980 (King, 1980). The writer is not aware of any additional historical mineral processing or metallurgical testing done on the Red Bird property since this 1980 test. Key metallurgical parameters as reported by Farnsworth are given in Table 8.

Table 13
Key metallurgical parameters for the Red Bird property

Grinding index	12
Molybdenum recovery estimate	78-80%
Copper recovery estimate	65%
%Cu in Cu concentrate	25%

The test work done by Placer involved seven composite test samples totaling 700 kilograms in weight (King, 1980).

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17.0 RESOURCE ESTIMATION

17.1 DATA ANALYSIS

The data base for this updated resource estimate was composed of historic data from Phelps Dodge drill holes from 1963 to 1966, Craigmont drill hole data from 1979 to 1980, Torch River Resources ("TRR") re-assay of Craigmont diamond drill core completed in 2005, 7 diamond drill holes completed by TRR in 2006 and an additional 10 diamond drill holes completed by TRR in 2007. The 2007 drill program concentrated on the west side of the Main Zone. There was no additional drilling on the South West or South East Zones. As a result only the Main Zone Resource was updated. A list of the drill holes used for this study is presented below in Table14.

Table 14
Summary of Drilling

YEAR	COMPANY	DRILL HOLE NUMBERS	NUMBER OF HOLES
1963	Phelps Dodge	63-1 to 63-12	12
1964	Phelps Dodge	64-13 to 64-27	15
1965	Phelps Dodge	65-28 to 65-51	24
1966	Phelps Dodge	66-52 to 66-70	19
1979	Craigmont	79-73 to 79-107	35
1980	Craigmont	80-108 to 80-125, 80-128 to 80-131	22
2006	Torch River Resources	RB06-132 to 138	7
2007	Torch River Resources	DDH-139 to 148	10
	TOTAL		**144**

The historic assays used for the estimate were ranked as follows. If the Craigmont hole was re-assayed in 2005 this assay was used. For Craigmont holes samples not re-assayed the Craigmont MoS_2value was converted to Mo (Mo = MoS_2 * 0.5994)) and used. For Phelps Dodge holes the MoS_2 assay was converted to Mo and used. Where drill holes penetrated the 3D mineralized solids and were not assayed a value of 0.0001 % Mo and 0.001% Cu was inserted.

The statistics for the assays used in the resource estimate are shown below in Table 15.

Table 15
Summary statistics for Mo, Cu and Ag assays used for estimate

	Mo (%)	Cu (%)	Ag (g/t)
Number of Assays	4,969	4,581	3,733
Mean	0.037	0.058	2.10
Standard Deviation	0.048	0.080	6.24
Minimum	0.0001	0.001	0.15
Maximum	1.441	0.914	100.0
Coefficient of Variation	1.29	1.38	2.97

The distribution of Mo grades was evaluated using a lognormal cumulative distribution plot and 5 overlapping lognormal populations were identified. The statistics for each is presented below in Table 16.

Table 16
Summary statistics for Mo Populations

Population	Mean Mo (%)	Proportion of Total	Number of Samples
1	0.435	0.17 %	6
2	0.161	1.31 %	44
3	0.101	4.85 %	162
4	0.034	71.42 %	2,380
5	0.001	22.25 %	740

Population 1 represented by 0.17 % of the total data and extending to a high of 1.44 % Mo, can be considered erratic high grade. A threshold of 2 standard deviations above the mean of population 2 can be used to cap these erratic grades. A total of 10 samples were capped at 0.33 % Mo.

A similar procedure was used for copper and again the upper population was considered erratic high grade. A capping level of 2 standard deviations above the mean of population 2 was used to cap 12 copper assays at 0.49 % Cu.

17.2 GEOLOGIC MODEL

The historic drill hole data was converted from mine grid to UTM coordinates and adjusted to fit current surface topography. The 2007 drill holes were added and a new geologic solid generated to constrain the mineralization. (see Figure 16).



F[illegible]re 16: [illegible] [illegible]ing geologic **mineralized solid and drill holes**

[illegible]

The dri[illegible] [illegible] geologic solid with the points at which the drill holes entere[illegible] [illegible]iform down hole 5 m composites were formed that honour[illegible] [illegible] [illegible]hat were less than 2.5 m in length were combined with adjoini[illegible] [illegible] support of 5 ± 2.5 m. A summary of statistics for the 5 m comp[illegible]s is [illegible]

Table 17

[illegible] for Mo and Cu in 5 m Composites

	Mo (%)	Cu (%)
[illegible] [illegible]ples	3,910	3,215
[illegible]	0.042	0.057
[illegible]ation	0.042	0.076
[illegible]	0.0001	0.001
[illegible]	0.311	0.486
[illegible] Variation	0.99	1.34

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17.4 [illegible]

Pairwise [illegible] were produced for the Craigmont and Torch River drill holes numbered [illegible]-73 [illegible] RB06-132 to RB07-148 respectively. The Phelps Dodge holes were left [illegible] of this [illegible] due to their procedure of only assaying large composited intervals across [illegible] mineralized [illegible]. While this data can be used for estimation it is of no value in determin[illegible] grade co[illegible].

Semivario[illegible]rams [illegible] in both the horizontal and vertical planes to determine the direction [illegible] for both Mo and Cu. In all cases nested spherical models were fit [illegible] the data. [illegible] are summarized below in Table 18 with semivariograms shown in Appen[illegible].

Table 18
[illegible] Semivariogram Parameters for Mo and Cu

Variable	Direction	C_o	C_1	C_2	Short Range (m)	Long Range (m)
Mo	[illegible]	[illegible].10	0.16	0.14	30	80
	[illegible]	0.10	0.16	0.14	20	50
	Az. [illegible]	[illegible]	0.16	0.14	30	120
Cu	[illegible]	[illegible]	0.18	0.17	20	60
	[illegible] 0	0.10	0.18	0.17	20	60
	[illegible] -90	0.10	0.18	0.17	20	100

Where C_o [illegible] – Short Range Structure and C_2 – Long Range Structure

The nugg[illegible] to sill ratio [illegible] for Mo and 22 % are reasonable and indicate low levels of sampling [illegible].

17.[illegible] BLOC[illegible]

A block [illegible] blocks [illegible] x 20 x 10 m in dimension was superimposed on the geologic [illegible] mineral[illegible]. The origin of the model is as follows:

Lower L[illegible]	[illegible] E	20 m wide	65 columns
	[illegible]	20 m long	70 rows
Top of Mo[illegible]	[illegible]	10 m high	110 levels
No Rotatio[illegible]			

The prop[illegible] within the mineralized solid and below topography was recorded [illegible] proportion within the solid were estimated. Of the total of 242,023 [illegible] portion [illegible] below topography 31,721 have some percentage within the mineraliz[illegible] solid.

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17.6 INTERPOLATION

Block grades for molybdenum and copper were estimated by ordinary kriging using a minimum of 4 composites and maximum of 16. The estimation process was completed in a series of passes with an expanding search ellipse for each successive pass. The first pass used a search ellipse oriented in the direction of anisotropy with dimensions equal to ¼ of the semivariogram ranges. If the minimum of 4 composites was found the block was estimated. For blocks not estimated during pass 1 the ellipse was expanded to ½ the semivariograms range and the exercise was repeated. A final pass was made using the full semivariogram range. The search directions, distances and number of blocks estimated are summarized below in Table 19.

Table 19
Search Parameters for Ordinary Kriging

Variable	Pass	Number Estimated	Direction	Dist. (m)	Direction	Dist. (m)	Direction	Dist. (m)
Mo	1	3,988	Az 90 Dip 0	20	Az 0 Dip 0	12.5	Az 0 Dip -90	30
	2	11,393	Az 90 Dip 0	40	Az 0 Dip 0	25	Az 0 Dip -90	60
	3	13,005	Az 90 Dip 0	80	Az 0 Dip 0	50	Az 0 Dip -90	120
Cu	1	2,577	Az 90 Dip 0	15	Az 0 Dip 0	15	Az 0 Dip -90	25
	2	8,759	Az 90 Dip 0	30	Az 0 Dip 0	30	Az 0 Dip -90	50
	3	[illegible]	Az 90 Dip 0	60	Az 0 Dip 0	60	Az 0 Dip -90	100
	4	[illegible]	Az 90 Dip 0	240	Az 0 Dip 0	240	Az 0 Dip -90	400

Note: A fourth pass was made for Cu due to the lower number of Cu composites

Due to fewer copper assays than molybdenum, copper was estimated in fewer blocks. Only blocks with both molybdenum and copper estimated are reported, a total of 28,386.

17.7 BULK DENSITY

Previous Craigmont workers have used 2.70 (Vollo, 1980). This value of 2.70 was also used for the preliminary resource estimate completed in 2005 (Giroux, et. al. 2005). During the 2006 drill campaign a total of 59 core samples were analyzed by Pioneer Laboratories Inc. in Richmond B.C. and a further 137 were estimated in 2007. The specific gravity determinations of the 196 values ranged from a low of 2.27 to a high of 2.85 with an average of 2.56. Based on these samples there is a very poor correlation between specific gravity and both Mo and Cu. As a result the average of 2.56 was used for tonnage conversion.

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17.8 CLASSIFICATION

Based on the study herein reported, delineated mineralization of the Red Bird Project is classified as a resource according to the following definition from National Instrument 43-101:

> *"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."*

> *"A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated and Inferred are defined in NI 43-101 as follows:

> *"A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

> *"An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

> *"An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified,*

geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

Due to the lack of detailed assay information on the Phelps Dodge holes and the overall drill hole spacing, none of this resource is presently classed measured . Blocks estimated in pass 1 or 2 using search ellipses up to ½ the semivariogram ranges are classed indicated. The remaining blocks are classed inferred.

The results are presented below in Tables 20 and 21 at a variety of Mo % cutoff values to show the effects on tonnes and grade. At this time no economic evaluation has been completed so no economic cutoff can be presented. The 1981 Craigmont study (Farnsworth, 1981), however, used an economic cutoff of 0.05 MoS_2 which would equate to a 0.03 % Mo cutoff so this cutoff has been highlighted for reference.

Table 20
2007 RED BIRD INDICATED RESOURCE

Mo Cutoff	Tonnes> Cutoff	Grade>Cutoff		
(%)	(tonnes)	Mo %	Cu %	Pounds Mo
0.01	113,340,000	0.052	0.063	130,000,000
0.02	102,0[illegible]0,000	0.056	0.066	125,900,000
0.03	**88,210,000**	**0.061**	**0.068**	**118,600,000**
0.04	68,870,000	0.068	0.068	103,300,000
0.05	50,080,000	0.077	0.070	85,000,000
0.06	35,940,000	0.085	0.068	67,400,000
0.07	23,970,000	0.096	0.066	50,700,000
0.08	17,250,000	0.104	0.065	39,600,000
0.09	[illegible],1[illegible]0,000	0.112	0.065	30,000,000
0.10	8,300,000	0.120	0.067	22,000,000
0.11	[illegible],270,000	0.129	0.065	15,000,000
0.12	3,410,000	0.136	0.065	10,200,000
0.13	1,940,000	0.146	0.071	6,200,000
0.14	930,000	0.158	0.077	3,200,000
0.15	600,000	0.165	0.083	2,200,000

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Table 21
2007 RED BIRD INFERRED RESOURCE

Mo Cutoff (%)	Tonnes> Cutoff (tonnes)	Grade>Cutoff Mo %	Cu %	Pounds Mo
0.01	87,560,000	0.045	0.059	86,900,000
0.02	77,740,000	0.049	0.063	84,000,000
0.03	**63,390,000**	**0.055**	**0.068**	**76,900,000**
0.04	45,780,000	0.062	0.070	62,600,000
0.05	30,260,000	0.071	0.075	47,400,000
0.06	19,620,000	0.080	0.082	34,600,000
0.07	12,780,000	0.088	0.082	24,800,000
0.08	8,150,000	0.096	0.085	17,300,000
0.09	4,740,000	0.105	0.083	11,000,000
0.10	2,520,000	0.113	0.081	6,300,000
0.11	1,100,000	0.125	0.064	3,000,000
0.12	490,000	0.137	0.064	1,500,000
0.13	310,000	0.145	0.067	1,000,000
0.14	200,000	0.150	0.067	700,000
0.15	92,000	0.155	0.059	310,000

The 2007 drill campaign has resulted in a 103% increase in indicated tonnes at slightly lower grade at a 0.03% Mo cutoff.

Table 22
Summary of Red Bird Resource Estimates

Resource at 0.03 % Mo Cutoff	Indicated Resource			Inferred Resource		
	Tonnes		Mo	Tonnes		Mo
	(millions)	Mo (%)	(million lbs)	(millions)	Mo (%)	(million lbs)
2005 Resource May 26, 2006 Report				75.3	0.065	107.9
2006 Resource Aug. 23, 2007 Report	43.3	0.064	61.2	70.5	0.058	90.1
2007 Resource Dec. 20, 2007 Report	88.2	0.061	118.6	63.4	0.055	76.9

The grade distribution for molybdenum in estimated blocks is presented in a series of level plans in Figures 17, 18 and 19. Kriged blocks are shown colour coded by molybdenum grade. The drill hole composites, also colour coded, are shown projected 20 m above and below the bench presented.

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MAIN ZONE
SE ZONE
SW ZONE
N
LEGEND
Kriged Mo (%) in Blocks
Drill Hole Composites
within 20 m above and
below block
0.00 % < Mo < 0.05%
0.05 % < Mo < 0.10 %
0.10 % <= Mo
Scale

Figure 17

RED BIRD 1155 LEVEL


N
MAIN ZONE
SE ZONE
SW ZONE
LEGEND
Kriged Mo (%) in Blocks
Drill Hole Composites within 20 m above and below block
0.00 % < Mo < 0.05%
0.05 % <= Mo < 0.10 %
0.10 % <= Mo
Scale

Figure 18

RED BIRD 1175 LEVEL


MAIN ZONE
SE ZONE
SW ZONE
N
LEGEND
Kriged Mo (%) in Blocks
Drill Hole Composites
within 20 m above and
below block
0.00 % < Mo < 0.05%
0.05 % <= Mo < 0.10 %
0.10 % <= Mo
Scale

Figure 19

RED BIRD 1195 LEVEL

18.0 OTHER RELEVANT DATA AND INFORMATION

The writer is not aware of any additional sources of information that might significantly change the conclusions presented in this technical report.

19.0 INTERPRETATIONS AND CONCLUSIONS

The Red Bird property represents a reasonable molybdenum and copper porphyry target. Historic work completed by Phelps Dodge and Craigmont Mines Ltd. have outlined three deposits that might be developed by open pit mining methods. The data base for Phelps Dodge holes consisted of just cross sections with assay composites shown. The assays and drill hole coordinate information was all available for the Craigmont drill holes.

During August 2005, under the direction of A. Kikauka, Craigmont drill core was re-sampled and assayed for molybdenum and copper. Sub-sets of data were also assayed for gold and rhenium. For this resource update the 2005 assays were used where available. Craigmont and Phelps Dodge assays were used where no new data was taken. During the 2006 field season Torch River drilled 7 diamond drill holes; 2 in the Main Zone, 3 in the SW Zone and 2 in the SE Zone. Resource Eye who managed the 2006 drill program also converted all coordinates from a historic mine grid to a UTM grid. During the 2007 field season an additional 10 diamond drill holes were completed from two drill pads on the west flank of the Main Zone.

Semivariograms were produced using only Craigmont and Torch River data as the long composites from Phelps Dodge hole would bias the grade continuity. Based on the additional 2007 results for molybdenum the maximum range of continuity was increased in all three directions. Semivariogram ranges for copper remained the same.

Ordinary kriging was used to interpolate molybdenum and copper grades into blocks 20 x 20 x 10 m in dimension. The additional data collected in the 2007 drill program expanded the mineralized Main zone to the west and to depth and as a result has significantly increased the indicated resource with a corresponding slight decrease in inferred resource. At a 0.03 % Mo cutoff a total of 88.2 million tonnes averaging 0.061 % Mo and 0.07 % Cu are classed as indicated while an additional 63.4 million tonnes averaging 0.055 % Mo and 0.07 % Cu are classed inferred.

At a 0.03% Mo Cutoff the 2007 indicated resource contains a 103 % increase in tonnes and a 94 % increase in contained Mo over the published 2006 resource (Giroux, et.al., 2007). At the same cutoff the 2007 inferred resource shows a decrease of 10 % in tonnes and a 15% decrease in contained Mo.

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20.0 RECOMMENDATIONS

This project has reached the stage where a preliminary economic assessment should be completed. The current resource block model should have one or more pits optimized using reasonable metal prices and costs to determine the economic viability of the project. The existing land package should be examined to determine if sufficient non park land exists to allow for the possible mill site, waste rock and tailings disposal areas. Access to the area should be examined to determine if and where a road could be constructed. Preliminary environmental and social issues should be reviewed.

Near surface higher grade mineralized targets in the Main, South-West and South-East zones should be drilled to increase the confidence in potential starter pit areas. The deep extension of the Main zone should also be drilled to increase the indicated resource. Eighteen drill pads have been recommended (14 on the Main Zone, 2 on the SE Zone and 2 on the SW Zone for a total of 7,000 m (22,96[illegible] ft) of diamond drilling in holes from 200 to 500 m deep. Most holes will be vertical, and some holes will be inclined -60 to -70 degree dip (from horizontal). A smaller Longyear 28 drill will be used to drill from 2 proposed helicopter access sites located 150-200 m above the upper road (Main Zone East). These 2 helicopter access sites are at 1595 m. A larger Longyear 38 will be used to drill 12 holes from the Main Zone upper road at 50 m spacing, and 2 holes on SW Zone, and 2 holes on SE Zone. The smaller drill will be moved by helicopter and the larger drill will be moved on skids by the Hitachi excavator on pre-existing road network. The proposed program of diamond drilling will affect 0.0216 hectare and the camp will disturb 0.036 hectare for a proposed total disturbed area of 0.0576 hectare. The core will be logged, split and stored at [illegible] the camp area. ATV's are used be used to move core from the road to the camp.

COST ESTIMATE

Camp Labour	100,000
Assays	45,000
Diamond Drilling	800,000
Equipment and Supplies	50,000
Food and Supplies	30,000
Geologist	25,000
Insurance	7,500
Medical / Safety	20,000
Engineering and Reports	20,000
Telecommunication	20,000
Transportation	200,000
Contingency	82,500
S[illegible]	1,400,000
C[illegible]	50,000
P[illegible] assessment	50,000
Total	**$1,500,000**

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21.0 BIBLIOGRAPHY

Carter, N.C. [illegible] Porphyry Copper and Molybdenum Deposits, West Central B.C., B.C. [illegible] Energy, Mines and Petroleum Resources, Bulletin 64, pp 132-133

Clark, K.J. [illegible] Stockwork Molybdenum Deposits in the Western Cordillera of North America, Econ. Geol. Volume 67, pp. 731-758

Farnsworth, D.J.M. 1981, Preliminary Economic Appraisal 93E/6 Redbird Molybdenum Deposit, [illegible] Lake, B.C., for Craigmont Mines Limited, Craigmont Mines Limited unpublished report.

Giroux, G. [illegible] and [illegible] Kikauka, (2006) "Preliminary Resource Estimation on the Red [illegible] Cu Deposit", 43-101 Compliant Technical Report, May 26, 2006.

Giroux, G. [illegible] Update Resource Estimation on the Red Bird Porphyry Mo/Cu Deposit", 43-101 Compliant Technical Report, August 23, 2007.

Kikauka, [illegible] Geological, Geochemical and Petrographic Report on the Red Bird Claims, Red Bird Porphyry Molybdenum Deposit formerly known as CAFB, Old Glory, [illegible] Lake, B.C., Fundamental Resource Corporation, unpublished [illegible]

King, J.A. [illegible] Report No. 1, Preliminary Flotation Testwork, Placer D[illegible] Metallurgical Research Centre.

MacIntyre, D. [illegible] Geological Report on the Red Bird Porphyry Molybdenum Property, for Red Bird Resources Ltd. and Fundamental Resource Corporation, Dec. 10, 2004 (posted on SEDAR)

Massey, [illegible] MacIntyre, D.G. and Desjardins, P.J., 2003: Digital Geology Map of B[illegible] [illegible] North Coast, B.C. Ministry of Energy and Mines, G[illegible] [illegible]-90.

Murphy, J. [illegible] N.B. 1979, Craigmont Mines Limited 93E/6 Redbird Molybdenum Diamond Drill Logs 79-73 to 79-107.

Murphy, J. [illegible] Wolfe, N.B. 1980, Craigmont Mines Limited 93E/6 Redbird Molybdenum Diamond Drill Logs 80-108 to 80-131.

Parent, R [illegible] Preliminary discussion of 2006 Assay Results", Private Memo from R[illegible] [illegible]ember 30, 2006.

Scott, A. [illegible] Induced Polarization and Magnetometer Surveys Red Bird Property, [illegible] Mining Division, B.C." Private report for Torch River. Sept. 14, 2006

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Sinclair, W. D. ... Low-F-Type) in Selected British Columbia Mineral Dep... Metallics and Coal, Lefebure, D.V. and Ray, G.E., Ed... istry of Employment and Investment, Open File 19...

Sutherland ... 972 ... Bird Prospect, 24th Intl. Geol. Congress Guidebook, Field ...

Vollo N.B. 19... Craigmont Mines Limited 93E/6 Redbird Molybdenum Ore Reserve Estimate, priv... Sept. 23, ...

BEST AVAILABLE COPY

22.0 DAT[illegible] PAGE

CERTIFIC[illegible]

I, G.H. Gir[illegible] Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Stre[illegible] Columbia.
2) I [illegible]rsity of British Columbia in 1970 with a B.A. Sc. and in 19[illegible] Geological Engineering.
3) I [illegible]standing of the Association of Professional Engineers and Ge[illegible] of British Columbia.
4) I h[illegible]on continuously since 1970. I have had over 30 years exp[illegible] resources. I have previously completed resource estimations on a w[illegible] variety of porphyry deposits both in B.C. and around the world, many similar to Red [illegible].
5) I ha[illegible] of "qualified person" set out in National Instrument 43-101 and ce[illegible]ucation, experience, independence and affiliation with a pro[illegible]et the requirements of an Independent Qualified Person as de[illegible] 43-101.
6) Th[illegible]date Resource **Estimation on the, Red Bird Porphyry** M[illegible]ry 1[illegible], 2008, is based on a study of the data and literature ava[illegible] Property. I am responsible for the Sections 1-10 and 14-21 inc[illegible]stimations completed in Vancouver during 2007. I am also res[illegible] for the preparation of the Technical Report. I have visited the property on A[illegible] examined drill core, drill sites and discussed the project with [illegible]
7) I [illegible]esource estimations on this property in 2006 and 2007.
8) A[illegible] to the best of my knowledge, information and belief, the te[illegible] scientific and technical information that is required to be d[illegible] technical report not misleading.
9) I a[illegible] issuer applying all of the tests in section 1.4 of National Ins[illegible]-101.
10) I h[illegible] National Instrument 43-101 and Form 43-101F1, and the Technical Report h[illegible] with that instrument and form.

Dated this [illegible]

BEST AVAILABLE COPY

"signed an[illegible]"

G. H. Gir[illegible]

APPENDIX 1
VARIOGRAM MODELS
FOR MO AND CU


C0 = .100
C1 = .160
C2 = .140
A1 = 30.0
A2 = 80.0
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
MO - AZ 90 DIP 0



C0 = .100
C1 = .160
C2 = .140
A1 = 20.0
A2 = 50.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

RED BIRD MO - AZ 0 DIP 0

CO = .100
C1 = .160
C2 = .140
A1 = 30.0
A2 = 120.0



Number of Pairs
1394
1440
1456
1585
1558
1581
1466
1641
1502
1620
1418
1346
1346
1381
1242
1251
1065
958
842
767
733
1.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

RED BIRD MO - AZ 0 DIP -90

C0 = .100
C1 = .180
C2 = .170
A1 = 20.0
A2 = 60.0


Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

RED BIRD CU - AZ 90 DIP 0


C0 = .100
C1 = .180
C2 = .170
A1 = 20.0
A2 = 60.0
Number of Pairs
108 266 481 775 787 1115 1298 981 973 2482 3524 1939 1160 1198 790 1962 1230 848 1389 2165 2700 1909 768 604
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

RED BIRD CU - AZ 0 DIP 0


C0 = .100
C1 = .180
C2 = .170
A1 = 20.0
A2 = 100.0
Number of Pairs
327 1102 1201 1247 1259 1285 1360 1377 1477 1428 1447 1372 1442 1512 1550 1570 1281 1272 1335 1207 1198 1047 913 794 710 669
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)
RED BIRD CU - AZ 0 DIP -90

TORCH RIVER RESOURCES LIMITED

FIRST QUARTER
INTERIM FINANCIAL STATEMENTS

January 31, 2008
(Prepared by Management)

TORCH RIVER RESOURCES LIMITED

BALANCE SHEET AS AT JANUARY 31, 2008

	January 31 2008	January 31 2007	YE October 31 2007 (Audited)
ASSETS			
Current			
Cash and equivalents	$ 345,624	$ 212,277	$ 10,669
Short term investments	2,030,399		2,109,334
Accounts Receivable	76,236	100,477	218,993
Prepaid Expenses	22,366		20,605
	2,474,625	312,754	2,359,601
Restricted cash	26,000	22,323	26,000
Equipment	101,120	108,353	106,538
Deferred Finance Charge	7,774	13,384	7,774
Mineral properties and rights	1,938,060	465,000	1,938,060
Deferred exploration costs	2,603,964	1,992,201	2,583,446
	$ 7,151,543	$ 2,914,015	$ 7,021,419
LIABILITIES			
Current			
Accounts payable and accrued liabilities	$ 46,251	$ 18,675	$ 56,524
Current Portion of Long Term Debt	23,356	44,396	25,232
	69,607	63,071	81,756
Long Term			
Finance contracts payable	18,944	35,312	23,357
	18,944	35,312	23,357
SHAREHOLDER'S EQUITY			
Share capital	8,709,661	4,233,265	8,493,761
Contributed Surplus	797,434	236,770	775,802
Deficit	(2,444,103)	(1,652,954)	(2,353,257)
	7,062,992	2,817,081	6,916,306
	$ 7,151,543	$ 2,915,464	$ 7,021,419

On behalf of the Board of Directors

"William E. Pfaffenberger"
William Pfaffenberger

"Barry Pearson"
Barry Pearson

President, CEO CFO

TORCH RIVER RESOURCES LIMITED

STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD END JANUARY 31, 2008

	2008	2007
Administrative Costs		
Amortization	$ 5,418	$ 1,610
Bank and loan interest	185	173
Filing fees	167	5,156
General Meetings	2,485	
Internet and website	782	653
Investor Relations	25,237	18,020
Management fees	23,400	15,200
Office compensation	1,609	
Office expense	5,062	2,860
Professional fees	11,004	1,518
Stock Compensation	21,632	
Telecommunications	612	1,127
Transfer Agent	1,978	1,611
Travel & Promotion	12,339	3,291
Operating costs for the year	$ 111,910	$ 51,219
Interest	21,064	158
Net income (loss) for the quarter	$ (90,846)	$ (51,061)
Deficit, beginning of year / quarter	$ (2,353,257)	$ (1,601,893)
Deficit end of quarter	$ (2,444,103)	$ (1,652,954)
Earnings (loss) per share - basic and diluted	(0.02)	(0.02)

TORCH RIVER RESOURCES LIMITED

STATEMENT OF CASH FLOWS

FOR THE QUARTER ENDED JANUARY 31, 2008

	2008	2007
Cash Flow from (used in) the following		
Operations		
Net income (loss) for the year	$ (90,846)	$ (51,061)
Items not involving cash		
Stock based compensation	21,632	
Amortization	5,418	1,610
	(63,796)	(49,451)
Cash provided by (invested in) non-cash working capital		
Decrease (increase) in accounts receivable and prepaids	140,996	(949)
Increase (decrease) in accounts payable and accrued liabilities	(10,273)	(149,120)
	66,927	(199,520)
Cash Flow from (used in) financing activities		
Issuance of share capital	215,900	282,281
Acquisition of mineral property rights for cash		
Deferred exploration expenses	(20,518)	12,017
Payments on Financing contracts	(6,289)	(13,277)
	189,093	281,021
Increase (decrease in cash and cash equivalents	256,020	82,111
Cash and cash equivalents, beginning of quarter	2,120,003	153,938
Cash and cash equivalents, end of quarter	$ 2,376,023	$ 236,049

TORCH RIVER RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
January 31, 2008

1. Basis of presentation

The interim period financial statements have been prepared by the Company (without audit) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnotes disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The interim period financial statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.

2. Nature of Operations

Torch River Resources Ltd. is incorporated in Alberta and extra provincially in Saskatchewan, Manitoba and British Columbia. Its shares are listed on the TSX Venture Exchange.

On July 8, 2005, the Company entered into an agreement with Red Bird Resources Ltd, whereby the Company has an Option to acquire a 100% interest in a molybdenum/copper property consisting of 840 hectares located in the Skeena Mining division of the Central Coastal region of British Columbia. The complete July 8, 2005 Option Agreement is published on www.sedar.com

The Company also obtained Grouse Mountain consisting of six silver claims near Houston, B.C. in July 2007 and maintains the High Rock and the Climpy gold prospect properties in northeast Manitoba located approximately 8 kilometers apart and cover approximately 1,544 hectares (Aug 7, 2007 Sedar)

3. Share Capital

The authorized share capital of the Company is:

An unlimited number of voting common share without par value
An unlimited number of non-voting first preferred shares
An unlimited number of non-voting second preferred shares

As at January 31, 2008 the Company's issued common shares were as follows:

	Number of Shares January 31, 2008
Balance Beginning of Year	44,046,177
Issued Year to Date	0
Warrants Exercised	580,000
Options Exercised	500,000
End of Period	**45,126,177**

4. Share Capital Options and Warrants

Number of Shares Under Option	Exercise Price $	Expiry Date
210,000	$0.14	August 25, 2008
20,000	0.15	August. 25, 2008
300,000	0.17	August 25, 2008
120,000	0.18	September 29, 2008
100,000	0.135	February 15, 2009
250,000	0.17	March 21, 2009
500,000	0.16	April 20, 2009
80,000	0.40	June 6, 2009
124,000	0.42	September 16, 2009
50,000	0.17	December 27, 2009
100,000	0.55	January 17, 2012
1,230,000	0.38	March 7, 2012
200,000	0.32	May 15, 2012
670,000	0.32	June 6, 2012
180,000	0.15	November 29, 2012
4,134,000		

Number of Warrants	Purchase Price	Expiry Date
4,330,000	$0.35	September 28, 2008
1,250,000	0.37	September 28, 2008
	0.50	September 28, 2009
125,000	0.37	September 28, 2008
	0.50	September 28, 2009
936,666	0.25	December 29, 2008
	0.35	December 29, 2009
1,466,667	0.18	February 28. 2009
233,333	0.18	February 28. 2009
2,500,000	0.65	April 5, 2009
250,000	.050	April 5, 2009
499,997	0.75	April 5, 2008
	0.90	April 5, 2009
50,000	0.75	April 5, 2008
	0.95	April 5, 2009
11,641,663		

5. Related Party Transactions

During the period the Company incurred charges from directors or companies sharing common directors as follows:

Management Fees	$ 9,000
Office expense	437
Travel and promotion	612
Stock Compensation	16,452
Meeting expense	205
Total	**$ 26,706**

These transactions occurred during the normal course of operation and were measured at the exchange amount that is the amount established and accepted by the parties.

6. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The Company is not exposed to significant risk, currency or credit risk arising from these financial instruments.

CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, *Barry A. Pearson, Chief Financial Officer, Torch River Resources Ltd.* certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Torch River Resources Ltd.** for the interim period ending January 31, 2008.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 28, 2008

Barry A. Pearson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, **William E. Pfaffenberger,** ***President and Chief Executive Officer, Torch River Resources Ltd.*** certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together the interim filings) of **Torch River Resources Ltd.** for the interim period ending January 31, 2008.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 28, 2008

William E. Pfaffenberger
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109F1 ***Certification of Annual Filings***

I, Barry Pearson, Chief Financial Officer, Torch River Resources Ltd certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Torch River Resources Ltd.** (the issuer) for the annual period ending October 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 25, 2008

Barry Pearson
Chief Financial Officer

Form 52-109F1 *Certification of Annual Filings*

I, William E. Pfaffenberger, President, CEO, Torch River Resources Ltd certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Torch River Resources Ltd.** (the issuer) for the annual period ending October 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

    (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 25, 2008

William E. Pfaffenberger
President, CEO

TORCH RIVER RESOURCES LTD.

FOR IMMEDIATE RELEASE

January 15, 2008

RED BIRD MOLYBDENUM RESOURCE INCREASED BY 29%

Torch River Resources Ltd ("**Torch**") (TSX-V: TCR) is pleased to announce that it has received an updated NI 43-101 report on its Red Bird property from Giroux Consultants Ltd.

The updated report includes the drill results from Torch's 2007 drill program on the Red Bird property.

The 2007 drill program included 10 drill holes collared from two sites located on the east side of Big Creek in an area where the west extension of the Main Zone molybdenite mineralization occurs. A geologic three dimensional model was constructed from cross sections and 3 mineralized zones; Main, Southwest and Southeast were formed. A total of 10 assays were capped at 0.33% Mo and 12 were capped at 0.49% Cu. Uniform 5 m down hole composites were produced for Mo and Cu within the mineralized solids. Semivariograms produced on 5 m composites showed a geometric anisotropy for both Mo and Cu elongated in the E-W direction. A block model with blocks 20 x 20 x 10 m was superimposed on the mineralized zones and Mo and Cu were interpolated into the blocks using ordinary kriging.

The previous NI 43-101 report on Red Bird was completed in the summer of 2007 and a comparison with the new update gives the following (using a cut off grade of .03% Mo):

	Indicated Resource			Inferred Resource		
	Tonnes (millions)	Mo (%)	Pounds Mo (million)	Tonnes (millions)	Mo (%)	Pounds Mo (million)
2006 Resource	43.3	0.064	61.2	70.5	0.058	90.1
2007 Resource	88.2	0.061	118.6	63.4	0.055	76.9

Torch is also pleased that this 2007 report has increased the indicated category to 88.2 million tonnes from 43.3 million tonnes in 2006. The total tonnage of the resource at a 0.03% Mo cutoff has increased by 33% while the contained molybdenum has increased by 29 %.

The full 2007 updated NI 43-101 report is available for viewing on www.sedar.com and Torch's web- site at www.torchriver.ca

Gary Giroux is a Qualified Person under NI 43-101 and has reviewed and approved the technical data in this press release.

Torch also wishes to announce that its previously (Dec 12, 2007) announced investment in Tagish Lake Gold Corporation has been cancelled, since such investment was not permitted by the TSX Venture Exchange.

Torch is a company listed and trading on the TSX Venture Exchange, symbol: TCR

Dr. William E. Pfaffenberger
President
Torch River Resources Ltd.
Telephone No. (403) 444-6888
torchriver@telus.net

FOR FURTHER INFORMATION PLEASE CONTACT:

ProActive Communications Co.
Local Vancouver: (604) 541-1995
Or toll free (800) 540-1995

For all Torch River investor relations needs, investors are asked to visit the Torch River IR Hub at http://www.agoracom.com/IR/Torchriver where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to tcr@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

Beyond the Press Release

Dr. Bill Pfaffenberger, President and CEO will record a "Beyond The Press Release" on the Company's official Investor Relations hub at http://www.agoracom.com/ir/torchriver where these results will be discussed in further detail. The recording is expected to be available on or after January 15, 2008.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

RECEIVED
2008 MAY 20 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TORCH RIVER RESOURCES LTD.

FEBRUARY 14, 2008

THE MOUNT COPELAND PROPERTY

Torch River Resources Ltd (**"Torch"**) (TSX-V: TCR) (FRANKFURT: WNF) is pleased to announce that it has signed an option agreement (the "**Option Agreement**") with a private group of vendors to purchase 100% of a property near Revelstoke, British Columbia (the "**Mount Copeland Property**"), subject to a 2.75% NSR to the vendors. The vendors, each with 25% ownership in the Mount Copeland Property, are William E. Pfaffenberger, J. John Kalmet, Andris A. Kikauka and Multiplex Enterprises Limited who's sole director and officer is Grant B. Anderson, a former consultant of Torch. Dr. Pfaffenberger is the President and a director of Torch. This Option Agreement will be submitted to the TSX Venture Exchange for approval.

Torch had re-entered negotiations on the Mount Copeland Property late last year after having failed in an attempt at an option agreement earlier in 2007. The financial terms of the present Option Agreement are nearly identical to those announced earlier. Further due diligence was done in the summer months of 2007 which satisfied Torch that the Mount Copeland Property was worth a second effort.

Torch struck an independent directors committee (the "**Independent Directors Committee**"), headed by Donald G. Snyder, Chairman of the Board of Directors, for the purpose of negotiating the Option Agreement.. The Independent Directors Committee negotiated and reviewed the transaction contemplated in the Option Agreement. It is the opinion of the Independent Directors Committee that the acquisition of the Mount Copeland Property will complement Torch's current mineral claim properties and in particular the Red Bird mineral property. The Independent Directors Committee also is of the opinion that the Mount Copeland Property presents a unique opportunity that meets and meshes with the future plans of Torch.

The Mount Copeland Property featured underground production (1970-73) which produced 169,729 tonnes and recovered 2,625,073 pounds of molybdenum (0.7% recovered Mo). When the Mount Copeland Property was in production in 1970 development work indicated 163,340 tonnes of ore at a grade of 1.83% MoS_2 (or 1.1 % molybdenum). The ore indicated prior to mining has been essentially extracted. The information above is included for comparison purposes only. The information is derived from the MINFILE Record Summary for MINFILE No. 082M 002 (Mount Copeland), B.C. Ministry of Energy, Mines and Petroleum Resources and the MINFILE Productions Detail Report, B.C. Geological Survey, B.C. Ministry of Energy, Mines and Petroleum Resources, which may be viewed at: http://minfile.gov.bc.ca/Summary.aspx?minfilno=082M++002
http://minfile.gov.bc.ca/report.aspx?f=PDF&r=Production_Detail.rpt&minfilno=082M++002

It is the opinion of the Independent Directors Committee that this Option Agreement will result in increased site development activity for Torch on its various mineral claim properties.

The consideration to be paid by Torch under the Option Agreement shall be up to $475,000.00 in cash, 1,300,000 shares of Torch and a work program to be carried out by Torch on the Mount Copeland Property at a cost of approximately $500,000.00. The vendors shall also be entitled to a net smelter royalty of 2.75% on all minerals mined.

The consideration to be paid by Torch shall be allocated as follows below:

(a) upon execution of the letter of intent, $15,000.00 as a non-refundable deposit;

(b) At the option of Torch, either:

 (i) $25,000 plus 200,000 shares of Torch on or before April 28, 2008; or

 (ii) $10,000 on or before April 28, 2008 and $25,000 plus 200,000 shares of Torch on or before June 30, 2008;

(c) April 28, 2009, $25,000.00 plus 200,000 shares of Torch;

(d) April 28, 2010, $200,000.00 plus 900,000 shares of Torch;

(e) April 28, 2011, $200,000.00.

Torch will have the right to terminate the Option Agreement at various stages of the agreement. As a result of this transaction being deemed a "Non-Arms Length" transaction, Torch shall seek regulatory approval of the Option Agreement. Further, all of the consideration shall be divided by the vendors based upon their ownership percentage, with there being no finders' fee payable.

A report with respect to the Mount Copeland Property is being prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects and once completed further details on the Mount Copeland Property will be provided in a subsequent news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Donald G. Snyder, Chairman of the Board
Torch River Resources Ltd.
Telephone No. (403) 444-6888

or

ProActive Communications Co.
Local Vancouver: (604) 541-1995
Or toll free (800) 540-1995

For all Torch River investor relations needs, investors are asked to visit the Torch River IR Hub at http://www.agoracom.com/IR/Torchriver where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to tcr@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

Torch is a company listed and trading on the TSX Venture Exchange, symbol: TCR.

Forward Looking Information

This press release may contain forward-looking statements which may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including without limiting the generality of the foregoing, statements made regarding drilling on the Torch's Red Bird property. Although Torch believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurance that such expectations will prove to be correct. Results of Torch including its ability to mobilize and drill on schedule may be affected by a variety of variables and risks associated with the mining industry such as availability of human and capital resources, competition, exploration and development plans and results, anticipated capital expenditures and financing thereof, timing of applications and approvals. As such the future plans and objectives of Torch are forward-looking statements that involve risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in such statements. Torch's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Unless otherwise required by applicable securities laws, Torch does not intend nor does it undertake any obligation to update or review any forward-looking statements to reflect subsequent information , events, results or circumstances or otherwise.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

RECEIVED
2008 MAY 20 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TORCH RIVER RESOURCES LTD.

FOR IMMEDIATE RELEASE
February 19, 2008

NEWS RELEASE

Torch River Resources Ltd. ("**Torch**") announces that on February 18, 2008 the Board of Directors approved the issuance of 320,000 options to purchase common shares of Torch to a director of Torch at an exercise price of $0.18 per share. The options vest immediately and expire on February 17, 2013.

Torch is a company listed and trading on the TSX Venture Exchange, symbol: TCR.

FOR FURTHER INFORMATION PLEASE CONTACT:

William E. Pfaffenberger
President
Torch River Resources Ltd. (www.torchriver.ca)
Telephone No. (403) 444-6888

TORCH RIVER RESOURCES LTD.

FOR IMMEDIATE RELEASE
April 8, 2008

NEWS RELEASE

Torch River Resources Ltd. ("**Torch**" or the "**Corporation**") announces that the TSX Venture Exchange has accepted the Corporation's application to re-price the warrants (the "**Warrants**") that remain unexercised, which were issued as part of the non-brokered private placement of 4,390,000 units that closed on August 29, 2006, as follows:

Expiry Date	No. of Warrants	Original Exercise Price	New Exercise Price
September 28, 2006	**4,330,000**	**$0.35**	**$0.25**

FOR FURTHER INFORMATION PLEASE CONTACT:

William E. Pfaffenberger
President
Torch River Resources Ltd. (www.torchriver.ca)
Telephone No. (403) 444-6888

or

ProActive Communications Co.
Local Vancouver: (604) 541-1995
Or toll free (800) 540-1995

For all Torch River investor relations needs, investors are asked to visit the Torch River IR Hub at http://www.agoracom.com/IR/Torchriver where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to tcr@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

Torch is a company listed and trading on the TSX Venture Exchange, symbol: TCR.

Forward Looking Information

This press release may contain forward-looking statements which may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although Torch believes that the expectations reflected in such forward-

looking statements are reasonable, it cannot give any assurance that such expectations will prove to be correct. Results of Torch including its ability to mobilize and drill on schedule may be affected by a variety of variables and risks associated with the mining industry such as availability of human and capital resources, competition, exploration and development plans and results, anticipated capital expenditures and financing thereof, timing of applications and approvals. As such the future plans and objectives of Torch are forward-looking statements that involve risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in such statements. Torch's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Unless otherwise required by applicable securities laws, Torch does not intend nor does it undertake any obligation to update or review any forward-looking statements to reflect subsequent information , events, results or circumstances or otherwise.

RECEIVED

2008 MAY 20 P 1:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TORCH RIVER RESOURCES LTD.

FOR IMMEDIATE RELEASE
April 8, 2008

NEWS RELEASE

Torch River Resources Ltd. ("**Torch**" or the "**Corporation**") announces that the TSX Venture Exchange has accepted the Corporation's application to re-price the warrants (the "**Warrants**") that remain unexercised, which were issued as part of the non-brokered private placement of 4,390,000 units that closed on August 29, 2006, as follows:

Expiry Date	No. of Warrants	Original Exercise Price	New Exercise Price
September 28, 2008	**4,330,000**	**$0.35**	**$0.25**

FOR FURTHER INFORMATION PLEASE CONTACT:

William E. Pfaffenberger
President
Torch River Resources Ltd. (www.torchriver.ca)
Telephone No. (403) 444-6888

or

ProActive Communications Co.
Local Vancouver: (604) 541-1995
Or toll free (800) 540-1995

For all Torch River investor relations needs, investors are asked to visit the Torch River IR Hub at http://www.agoracom.com/IR/Torchriver where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to tcr@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

Torch is a company listed and trading on the TSX Venture Exchange, symbol: TCR.

Forward Looking Information

This press release may contain forward-looking statements which may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although Torch believes that the expectations reflected in such forward-

looking statements are reasonable, it cannot give any assurance that such expectations will prove to be correct. Results of Torch including its ability to mobilize and drill on schedule may be affected by a variety of variables and risks associated with the mining industry such as availability of human and capital resources, competition, exploration and development plans and results, anticipated capital expenditures and financing thereof, timing of applications and approvals. As such the future plans and objectives of Torch are forward-looking statements that involve risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in such statements. Torch's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Unless otherwise required by applicable securities laws, Torch does not intend nor does it undertake any obligation to update or review any forward-looking statements to reflect subsequent information , events, results or circumstances or otherwise.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

TORCH RIVER RESOURCES LTD.

FOR IMMEDIATE RELEASE
May 6, 2008

TORCH RIVER ANNOUNCES PRIVATE PLACEMENT

Torch River Resources Ltd. ("**Torch**" or the "**Corporation**") is pleased to announce a non-brokered private placement of up to 1,578,948 units (the "**Units**") at a price of $0.19 per Unit for gross proceeds of approximately $300,000 (the "**Offering**"). Each Unit will consist of one (1) common share ("**Common Share**") in the capital of the Corporation issued on a flow through basis and one half of one common share purchase warrant (a "**Warrant**"). Each whole Warrant will entitle the holder to purchase one Common Share of the Corporation at an exercise price of $0.30 for a period of twenty four (24) months from the closing of the Offering.

The private placement is expected to close on or about May 21, 2008.

The proceeds of the private placement will be used as working capital to fund the continued work program on the mineral properties held by Torch. The private placement is subject to receipt of all necessary regulatory approvals.

Torch is a company listed and trading on the TSX Venture Exchange, symbol: TCR.

FOR FURTHER INFORMATION PLEASE CONTACT:

William E. Pfaffenberger
President
Torch River Resources Ltd. (www.torchriver.ca)
Telephone No. (403) 444-6888

or

ProActive Communications Co.
Local Vancouver: (604) 541-1995
Or toll free (800) 540-1995

For all Torch River investor relations needs, investors are asked to visit the Torch River IR Hub at http://www.agoracom.com/IR/Torchriver where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to tcr@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

Forward Looking Information

This press release may contain forward-looking statements which may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not

statements of fact, including without limiting the generality of the foregoing, statements made regarding drilling on the Torch's Red Bird property. Although Torch believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurance that such expectations will prove to be correct. Results of Torch including its ability to mobilize and drill on schedule may be affected by a variety of variables and risks associated with the mining industry such as availability of human and capital resources, competition, exploration and development plans and results, anticipated capital expenditures and financing thereof, timing of applications and approvals. As such the future plans and objectives of Torch are forward-looking statements that involve risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in such statements. Torch's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Unless otherwise required by applicable securities laws, Torch does not intend nor does it undertake any obligation to update or review any forward-looking statements to reflect subsequent information , events, results or circumstances or otherwise.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

RECEIVED
2008 MAY 23 A 6:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F1
TORCH RIVER RESOURCES LTD.
MANAGEMENT DISCUSSION & ANALYSIS

For the 1st Quarter ending January 31, 2006

GENERAL

The following discussion and analysis of the operations, results and financial position of Torch River Resources Ltd. (the Company) for the first quarter January 31, 2006 should be read in conjunction with the Company's first quarter unaudited quarterly Financial Statements.

FORWARD LOOKING STATEMENTS

The Management Discussion and Analysis ("MD&A") contains certain forward looking statements, except for historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance, and/or achievements expressed or implied by these forward looking statements to vary.

Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding potential mineral reserves, changes in demand for and commodity prices of molybdenum, legislative, environments and other regulatory approval or political changes, competition

DATE

This MD&A covers the first quarter of January 31, 2006 (November 1st, 2005 through January 31, 2006) and was prepared March 27th, 2006.

OVERALL PERFORMANCE

Torch River Resources Ltd. is a junior resource company exploring for Molybdenum in the central coast region of British Columbia, 105 km north of the town of Bella Coola. The Company also holds 100% interest in the High Rock Mineral Claim Block in Island Lake, Manitoba.

Torch River signed an amendment on January 27, 2006 with Red Bird Resources Ltd. that reduced the net smelter royalty from 2.75% to 2.50%. on the July 8, 2005 Red Bird Resources Option Agreement. Full details of the Option Agreement with Red Bird Resources Ltd. can be viewed on www.sedar.com .

The Red Bird Property has a history of molybdenum and copper exploration by numerous mining companies. The Company also announced preliminary rhenium results from this Molybdenum/Copper Property and published the NI43-101 Geological Report on the Property.

During this quarter, the company did a private placement of 1,586,500 units at $0.20 for a value of $317.300.00 with each carrying a warrant at $0.22. This private placement had called for three million shares but was closed in January with warrants having a closing date of Dec 2006. This fundraising has provided the Company with adequate liquidity during the quarter. Further fundraising is planned to provide funds for the Work Program and the Red Bird obligations for 2006 as well as operational requirements.

In this quarter the year end audit of October 31, 2005 as well as the MD&A for the year were all prepared for filing with Sedar.

GENERAL DEVELOPMENT OF THE BUSINESS

In March, 2006 the Red Bird Property Agreement was amended as follows:

The net smelter royalties were changed from 2.75% to 2.50%. All other conditions remained the same as the July 8, 2005 original agreement.

In this quarter 367,040 warrants were exercised at $0.22 at a value of $80,749.

SELECTED ANNUAL INFORMATION

Item	January 31 2006	January 31 2005	January 31 2004
Cash & Cash Equivalents	261,480	83,505	81,383
Mineral Properties, deferred exploration	1,051,938	595,186	-
Working Capital	252,820	78,876	75,416
Net Sales	-	-	-
Loss before extraordinary items	104,285	22,339	13,941
Loss per share and fully diluted loss per share	.01	.00	.00
Total Assets	1,320,251	682,381	83,515
Total Long Term Financial Liabilities	-	-	-
Dividends	-	-	-

The above table is in stated dollars. These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

RESULTS OF OPERATION

In the first quarter of 2006, the Company completed the assay work on the re-sample program of the existing 133 drill hole cores and over 1,400 assay samples that were carried out in the summer and fall of 2005. The Company announced that the NI 43-101 compliant Resource Estimate was compiled by Giroux Consulting of Vancouver, British Columbia, with G.H. Giroux, P.Eng, MASc. being the Qualified Person who was the author of the NI 43-101 compliant Resource estimate (*Preliminary Resource Estimation on the Red Bird Porphyry Mo/Cu Deposit,* G.H. Giroux, P. Eng., MASc., Giroux Consultants Ltd., January 12, 2006) [note report www.sedar.com]

WORK PLAN 2006

The Company plans further work on the Red Bird property in the summer of 2006. The planned program will include a Geophysical Survey to further define the resource and establish new targets of interest. A follow up drilling program is planned to both confirm the existing resource and extend the known mineralization both on surface and to greater depth. Fundraising, financial planning and sourcing of the assets required for the program are currently being addressed.

RISK AND UNCERTAINIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all the impact of all potential risks, the Company strives to manage such risks to the extent possible.

The principal activity of the Company is mineral exploration and it is inherently risky. Exploration is also capital intensive and the Company currently has no source of income other than those described in the circular. Only the skills of its management in the mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

LIQUIDITY

The activities of the Company, principally exploration of mineral properties and the commitments to the Red Bird Option Agreement are financed through the completion of equity offerings involving the sale of equity securities. These equity offerings generally include private placements and rights offerings with the shareholders of the Company.

Because Torch River Resources is a junior resource exploration company, the Company does not have the usual ability to general sufficient amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet our company's planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and revenue from warrants and other transactions.

The Company continues to have no debt and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents and short term investments. Accounts payable and accrued liabilities are short-term and non-interest bearing.

CONTRACTUAL OBLIGATIONS

The Company does not have any long term debt, capital lease obligations or operating leases. However, the Company has financial obligations under the Option Agreement with Red Bird Resources Ltd signed July 8, 2005. These obligations are scheduled below.

	Due to Red Bird	Work Program
Obligations for remaining 9 mths 2006	$ 200,000	$ 500,000 *
Obligations for 2007	500,000	750,000
Obligations for 2008	4,500,000	750,000
Total	$ 5,200,000	$ 2,000,000

* The Company has expended approximately $50,000 in excess of the obligation in the 2005 work program. This amount should reduce our liability in future years.

OTHER

SHARES ISSUED AND OUTSTANDIG

As at January 31, 2006 the company has 16,434,925 common shares issued and outstanding.

APPROVAL

The Board of Directors of Torch River Resources Ltd. has approved the disclosure contained in the Quarterly MD&A.

This MD&A is also available on the Company's SEDAR page site accessed through www.sedar.com

OTHER REQUIREMENTS

Additional information relating to the Company is available o Sedar at www.sedar.com and on the Company's website www.torchriver.ca.

FORM 51-102F1
TORCH RIVER RESOURCES LTD.
MANAGEMENT DISCUSSION & ANALYSIS

For the 2nd Quarter ended April 30, 2006

GENERAL

The following discussion and analysis of the operations, results and financial position of Torch River Resources Ltd. (the Company) for the second quarter, April 30, 2006 should be read in conjunction with the Company's second quarter unaudited quarterly Financial Statements.

FORWARD LOOKING STATEMENTS

The Management Discussion and Analysis ("MD&A") contains certain forward looking statements, except for historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance, and/or achievements expressed or implied by these forward looking statements to vary.

Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding potential mineral reserves, changes in demand for and commodity prices of molybdenum, legislative, environments and other regulatory approval or political changes, competition

DATE

This MD&A covers the second quarter of the year ended April 30, 2006 and was prepared June 26, 2006.

OVERALL PERFORMANCE

Torch River Resources Ltd. is a junior resource company exploring for Molybdenum in the central coast region of British Columbia, 105 km north of the town of Bella Coola. The Red Bird Property has a history of molybdenum and copper exploration by numerous mining companies. Torch announced on June 15, 2006 that an amended NI 43-101 compliant Technical Report, supporting mineral resource estimates has been completed on its Red Bird Molybdenum Property. The source of the Report comes from the detailed re-sample program of the existing 133 drill hole cores and the over 1,400 samples that were assayed in the summer and fall of 2005.

Torch River Resources Ltd. has an option agreement with Red Bird Resources Ltd on this property. Full details of the July 8, 2005 Option Agreement can be viewed on www.sedar.com . Torch River signed an amendment to this agreement on January 27, 2006 with Red Bird Resources Ltd. that reduced the net smelter royalty from 2.75% to 2.50% on the Red Bird Resources Option Agreement.

The Company also holds 100% interest in the High Rock Mineral Claim Block in Island Lake, Manitoba.

During this quarter, the company did a private placement of 1,587,500 units at $0.20 for a value of $317,500 with each carrying a warrant at $0.22. This private placement had called for up to three million shares and was closed March 13, 2006.

On May 29, 2006 announced a non-brokered private placement of up to 1,000,000 flow-through shares at a price of $0.22 comprised of one flow-through share and one Common Share Purchase Warrant exercisable within a 12 month period. Also announced were 500,000 common shares at a price of $0.20 with a Common Share Purchase Warrant of $0.25 exercisable within a 12 month period. This private placement is expected to close on or about July 12, 2006.

The fundraising has provided the Company with adequate liquidity during the quarter. Continued fundraising is planned to provide sufficient funds for the 2006 Work Program as well as operational requirements.

GENERAL DEVELOPMENT OF THE BUSINESS

On May 26, 2006, an amended Technical Report was produced and announced on May 29, 2006 on Sedar. This NI 43-101 compliant report shows that using the 1981 Craigmont study (Farnworth, 1981) that at 0.03% Mo cutoff, that there is an inferred resource of 75.3 million tonnes.

In May, 2006 Torch remitted the $200,000 option payment to Red Bird Resources Ltd. pursuant to the Option Agreement and is now in the process of finalizing its summer work program on the Red Bird property. Field work should commence in early July, 2006. The summer work program should consist of approximately 2,250 meters of drilling and assaying to assist in further determining the Red Bird property mineral resource.

On May 29, 2006, Dr. William (Bill) E. Pfaffenberger was appointed as a Director of Torch and as Torch's new President. Dr. Pfaffenberger brings a wealth of experience to Torch which includes being the President of Fundamental Resources Corporation, Director of two TSX Venture Exchange corporations, Molycor Gold Corp and Goldrea Gold Corp as well as being the President of the 750 member Faculty Association at the University of Victoria.

SUMMARY OF QUARTERLY RESULTS

	FY 2006 APRIL	FY 2006 JAN.	FY 2005 APRIL	FY 2005 JAN.	FY 2004 APRIL	FY 2004 JAN
Cash & Cash Equivalents	518,430	261,480	231,734	83,205	40,568	81,383
Mineral Properties, Deferred exploration	1,061,108	1,051,938	571,105	595,186	-	-
Working Capital	507,230	252,820	221,684	78,876	30,086	75,416
Net Sales	-	-	-	-	-	-
Loss	106,207	104,285	93,994	22,339	45,328	13,941
Loss per share and fully Diluted loss per share	(.01)	(.01)	(.01)	(.00)	(.00)	(.00)
Total Assets	1,579,538	1,320,251	802,839	682,381	42,500	83,515
Long Term Financial Liabilities						

The above table is in stated dollars. These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its asses and discharge its liabilities in the normal course of business.

RESULTS OF OPERATION

During the last few month, Torch Directors and Management have worked with the authors of the Technical Report Preliminary Resource Estimation on the Red Bird Porphyry Mo/Cu Deposit dated January 12, 2006, legal counsel and consultants to effect necessary changes that resulted in an amended report dated May 26, 2006. This NI 43-101 report has reported inferred resources as tabled below.

Mo Cutoff	Tonnes>Cutoff	Grade > Cutoff		
%	(tones)	Mo%	Cu %	
		Pounds Mo		
0.01	83,650,000	0.060	0.067	110,700,000
0.02	80,510,000	0.062	0.069	80,500,000
0.03	75,290,000	0.065	0.070	75,300,000
0.04	64,260,000	.0070	0.069	64,300,000
0.05	49,520,000	0.077	0.070	49,500,000
0.06	37,600,000	0.085	0.069	37,600,000
0.07	26,930,000	0.093	0.068	26,900,000
0.08	18,590,000	0.101	0.065	18,600,000
0.09	12,480,000	0.109	0.064	12,500,000
0.10	7,630,000	0.199	0.067	7,600,000
0.11	4,500,000	0.129	0.072	4,500,000
0.12	2,750,000	0.139	0.080	2,800,000
0.13	1,800,000	0.147	0.087	1,800,000
0.14	880,000	0.161	0.092	900,000
0.15	640,000	0.167	0.092	600,000
0.16	290,000	0.183	0.097	300,000
0.17	180,000	0.197	0.088	200,000
.018	150,000	0.201	0.091	200,000
0.19	140,000	0.202	0.094	100,000
0.20	130,000	0.202	0.097	100,000

The results are presented in the table at a variety of Mo% cutoff values to show the effects on tonnes and grade. At this time no economic evaluation has been completed so no economic cutoff can be presented. The 1981 Craigmont study (Farnsworth, 1981), however, used an economic cutoff of 0.05% MoS_2 which would equate to a 0.03% Mo cutoff.

WORK PLAN 2006

The Company has commenced preparation on the work on the Red Bird property for the 2006 drill program. The program will include geophysical mapping, surveying, geochemical soil sampling, drilling and assaying to bring the inferred resource to a measured and indicated status. Approximately 2,250 meters of diamond drilling is planned. Some of the drilling will be at greater depth than performed by previous drill projects. Work will commence with site preparation in early July with drilling commencing as early as the end of the July. The drilling program is planned to both confirm the existing resource and extend the known mineralization both on surface and to greater depth.

The Company has presented a preliminary budget of $420,000 for the 2006 work program but has made provision to expand this program by a further $200,000.

Receipts from the fundraising program announced in their May 29th news release in which non-brokered private placements for both a 1,000,000 flow-through program at $0.22 with warrants of $0.25 as well as 500,000 non flow-through at $0.20 with warrants at $0.25 have started to arrive. Financial planning and sourcing of the assets required for the 2006 work program are currently being addressed.

RISK AND UNCERTAINIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all the impact of all potential risks, the Company strives to manage such risks to the extent possible.

The principal activity of the Company is mineral exploration and it is inherently risky. Exploration is also capital intensive and the Company currently has no source of income other than those described in the circular. Only the skills of its management in the mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

LIQUIDITY

The activities of the Company, principally exploration of mineral properties and the commitments to the Red Bird Option Agreement are financed through the completion of equity offerings involving the sale of equity securities. These equity offerings generally include private placements and rights offerings with the shareholders of the Company.

Because Torch River Resources is a junior resource exploration company, the Company does not have the usual ability to general sufficient amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet our company's planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and revenue from warrants and other transactions.

The Company continues to have no debt and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents and short term investments. Accounts payable and accrued liabilities are short-term and non-interest bearing.

CONTRACTUAL OBLIGATIONS

The Company does not have any long term debt, capital lease obligations or operating leases. However, the Company has financial obligations under the Option Agreement with Red Bird Resources Ltd signed July 8, 2005. These obligations are scheduled below.

	Due to Red Bird	Work Program
Obligations for remaining 6 months 2006	$ 200,000 **	$ 420,000 *
Obligations for 2007	500,000	750,000
Obligations for 2008	4,500,000	750,000
Total	$ 5,200,000	$ 1,920,000

- * The Company has carried a credit into the 2005 work program. .
- ** Payment made June 1, 2006

OTHER

SHARES ISSUED AND OUTSTANDIG

As at April 30, 2006 the company has 18,343,985 common shares issued and outstanding.

APPROVAL

The Board of Directors of Torch River Resources Ltd. has approved the disclosure contained in the Quarterly MD&A.

This MD&A is also available on the Company's SEDAR page site accessed through www.sedar.com

OTHER REQUIREMENTS

Additional information relating to the Company is available o Sedar at www.sedar.com and on the Company's website www.torchriver.ca.

RECEIVED
2008 MAY 23 A 6:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 51-102F1
TORCH RIVER RESOURCES LTD.
MANAGEMENT DISCUSSION & ANALYSIS

For the 3rd Quarter ended July 31, 2006

GENERAL

The following discussion and analysis of the operations, results and financial position of Torch River Resources Ltd. ("the Company") for the third quarter, July 31, 2006 should be read in conjunction with the Company's third quarter unaudited Financial Statements.

FORWARD LOOKING STATEMENTS

The Management Discussion and Analysis ("MD&A") contains certain forward looking statements, except for historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance, and/or achievements expressed or implied by these forward looking statements to vary.

Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding potential mineral reserves, changes in demand for and commodity prices of molybdenum, legislative, environments and other regulatory approval or political changes, competition

DATE

This MD&A covers the third quarter of the year to July 31, 2006 and was prepared September 22, 2006.

OVERALL PERFORMANCE

Torch River Resources Ltd. is a junior resource company exploring for Molybdenum in the central coast region of British Columbia, 105 km north of the town of Bella Coola. Torch's Red Bird Property has a history of molybdenum and copper exploration by numerous mining companies. Torch announced an amended NI 43-101 compliant Technical Report on June 15, 2006, supporting mineral resource estimates on its Red Bird Molybdenum Property. The source of the Report came from the detailed re-sample program of the existing 133 drill hole cores and the over 1,400 samples that were assayed in the summer and fall of 2005.

Torch River Resources Ltd. has an option agreement with Red Bird Resources Ltd on this property. Full details of the July 8, 2005 Option Agreement can be viewed on www.sedar.com with an amendment to this agreement announced on January 27, 2006 which reduced the net smelter royalty from 2.75% to 2.50% . The Company has met all obligation of the agreement and will be carrying exploration credits into its 2007 program.

The Company also holds 100% interest in the High Rock Mineral Claim Block in Island Lake, Manitoba.

During this quarter, the company did a private placement of 1,193,181 flow through units at $0.22 for a value of $262,500 with each carrying a warrant at $0.25 exercisable until July 21, 2007. This non-brokered private placement was planned for 1,000,000 units.

Fundraising has provided the Company with adequate liquidity during the quarter to meet all requirements. Continued fundraising is planned to provide sufficient funds for the completion of the 2006 Work Program as well as operational requirements.

GENERAL DEVELOPMENT OF THE BUSINESS

Dr. William E. Phaffenberger was appointed President of Torch River Resources May 29, 2006 and put his mark on the organization as the team geared up for a major exploration program and dynamic changes were made to maximize the effectiveness of the site resources. The comprehensive work program commenced June, 2006 with the drill breaking ground July 18, 2006. The full 7,000 feet (2,134 metres) of planned drilling has now been completed with two drill holes extended beyond planned depth. The 2006 work program was coordinated with ResourceEye Services Inc. of Vancouver, B.C.. Mr. Ron Parent, P. Geo is the independent Qualified Person under NI 43-101.

This expanded program included significant improvements to the work site for safety and environmental benefits, additional buildings, exploration routes, an improved receiving area and dock for the current year operations and in preparation for continued future exploration. A soil sample program (500 x 500 meters) was completed in July. Full details are noted on our August 15, 2006 press release (see www.torchriver.ca) where 15 soil samples are detailed for Mo-Cu-Ag values. Five rock samples and three silt samples are also reported.

An Induced Polarization and Magnetometer Survey (I.P. Program) of 7 km was done in August / September. This program required significant site preparation and was completed in early September. The results of the geophysics will be instrumental in forward planning for the 2007 summer work program on the Red Bird property.

SUMMARY OF QUARTERLY RESULTS

	QTR ENDED JULY 2006	QTR ENDED APR 2006	QTR ENDED JAN 2006	QTR ENDED JULY 2005	QTR ENDED APR 2005	QTR ENDED JAN 2005
Cash & Cash Equivalents	329,910	518,430	261,480	277,408	231,734	83,205
Mineral Properties, Deferred exploration	1,658,155	1,061,108	1,051,938	736,760	571,105	595,186
Working Capital	83,241	507,230	252,820	268,522	221,684	78,876
Net Sales	-	-	-	-	-	-
Loss / Deficit	76,080	106,207	104,285	88,840	93,994	22,339
Loss per share and fully Diluted loss per share	-	(.01)	(.01)	(.01)	(.01)	(.00)
Total Assets	1,988,065	1,579,538	1,320,251	1,014,168	802,839	682,381
Long Term Financial Liabilities						

The above table is in stated dollars. These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its asses and discharge its liabilities in the normal course of business.

RESULTS OF OPERATION

During the period, Torch Directors and Management have worked with the authors of the Technical Report Preliminary Resource Estimation on the Red Bird Porphyry Mo/Cu Deposit dated January 12, 2006, legal counsel and consultants to effect necessary changes that resulted in an amended report dated May 26, 2006. This NI 43-101 report is shown on Torches website www.torchriver.ca .

All obligations under the Option Agreement with Red Bird Resources Ltd have been met. The $200,000 cash payment was made in May, 2006 and the 2006 work program requirements had been already been covered by the end of July and by the end of the program, Torch will carry forward significant work program credits to the 2007 season, leaving the Corporation with minimal work program required commitments until 2008. However, it is the intent of the Corporation to move forward quickly in its exploration and planning will soon start for a solid 2007 program.

WORK PLAN 2006

The Company commenced an expanded work program on at the Red Bird property. This included completing the full planned 2,250 meters of diamond drilling. Some of the drill holes were re-entered to extend the depth. A map of all drill hole locations is shown on www.torchriver.ca . The drilling program was planned to both confirm the existing resource and extend the known mineralization for the 2006 drill program. The program included geophysical mapping, surveying, geochemical soil sampling, drilling and assaying and is intended to bring the inferred resource to a measured and indicated status.

The Company had presented a preliminary budget of $420,000, the minimal amount remaining under the option agreement. This program has been increased by $600,000 to cover both the program expansions, develop improved facilities and infrastructure for the current year and the 2007 work program and the IP and soil sampling programs.

Receipts of $262,500 from the fundraising program were announced in their May 29th news release in which a non-brokered private placement for 1,193,181 flow through unit program at $0.22 with warrants of $0.25.

A further non-brokered private placement for up to 4,411,764 units was announced August 29, 2006 with units priced at $0.17 and a warrant of $0.35 within 24 months for gross proceeds of approximately $750,000. A further flow through private placement of up to 1,250,000 flow through shares was also announced with Mineral Fields at a price of $0.20 per unit. This placement is expected to close at the end of September, 2006.

RISK AND UNCERTAINIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all the impact of all potential risks, the Company strives to manage such risks to the extent possible.

The principal activity of the Company is mineral exploration and it is inherently risky. Exploration is also capital intensive and the Company currently has no source of income other than those described in the circular. Only the skills of its management in the mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

LIQUIDITY

The activities of the Company, principally exploration of mineral properties and the commitments to the Red Bird Option Agreement are financed through the completion of equity offerings involving the sale of equity securities. These equity offerings generally include private placements and rights offerings with the shareholders of the Company. Because Torch River Resources is a junior resource exploration company, the Company does not have the usual ability to general sufficient amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet our company's planned growth or

to fund further development activities, the Company must utilize its current cash reserves, income from investments, and revenue from warrants and other transactions.

The Company continues to have no debt and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents and short term investments. Accounts payable and accrued liabilities are short-term and non-interest bearing.

CONTRACTUAL OBLIGATIONS

The Company does not have any long term debt, capital lease obligations or operating leases. However, the Company has financial obligations under the Option Agreement with Red Bird Resources Ltd signed July 8, 2005. These obligations are scheduled below.

	Due to Red Bird	Work Program
Obligations for 2007	500,000	750,000*
Obligations for 2008	4,500,000	750,000
Total	$ 5,000,000	$ 1,500,000

- * The Company will carry a credit from the 2005 and 2006 work program into 2007 .

OTHER

SHARES ISSUED AND OUTSTANDING

As at July 31, 2006 the company has 19,537,166 common shares issued and outstanding.

APPROVAL

The Board of Directors of Torch River Resources Ltd. has approved the disclosure contained in the Quarterly MD&A.

This MD&A is also available on the Company's SEDAR page site accessed through www.sedar.com

OTHER REQUIREMENTS

Additional information relating to the Company is available on Sedar at www.sedar.com and on the Company's website www.torchriver.ca.

END